As filed with the Securities and Exchange Commission on December 21, 2009

Registration No. 333-163364

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Equinix, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4813	77-0487526
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 Velocity Way, Fifth Floor, Foster City, CA 94404, (650) 513-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brandi Galvin Morandi

General Counsel and Secretary

Equinix, Inc.

301 Velocity Way, Fifth Floor, Foster City, CA 94404, (650) 513-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:

Alan F. Denenberg Mischa Travers Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Keith Olsen President and Chief Executive Officer Switch & Data Facilities Company, Inc. 1715 North Westshore Boulevard, Suite 650 Tampa, FL 33607 (813) 207-7700	Robert J. Grammig Michael Taylor Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, FL 33602 (813) 227-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and all conditions of the proposed transaction have been satisfied or waived as described in the Agreement and Plan of Merger dated as of October 21, 2009.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED DECEMBER 21, 2009

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Equinix, Inc. (“Equinix”) and Switch & Data Facilities Company, Inc. (“Switch and Data”) have unanimously approved an agreement and plan of merger under which Equinix will acquire Switch and Data. You may elect to receive either 0.19409 shares of Equinix common stock or $19.06 per share in cash for each of your Switch and Data shares. However, in the event that holders of more than 80% of Switch and Data’s common stock elect to receive Equinix common stock or holders of more than 20% of Switch and Data’s common stock elect to receive cash, the merger consideration will be prorated to achieve these proportions. In addition, the merger consideration may be further adjusted to the extent necessary to cause the merger to qualify as a reorganization for U.S. federal income tax purposes as described in the accompanying proxy statement/prospectus. If the merger is completed, Switch and Data will become a wholly-owned subsidiary of Equinix.

Switch and Data common stock is listed on The Nasdaq Stock Market under the symbol “SDXC.” Equinix common stock is listed on The Nasdaq Stock Market under the symbol “EQIX.”

At a special meeting of stockholders of Switch and Data, Switch and Data stockholders will be asked to consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger, dated as of October 21, 2009 and referred to in this document as the “Merger Agreement,” by and among Equinix, Switch and Data and Sundance Acquisition Corporation, or “Merger Sub,” a wholly-owned subsidiary of Equinix. After careful consideration, the Switch and Data board of directors approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and unanimously declared that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the stockholders of Switch and Data. THE BOARD OF DIRECTORS OF SWITCH AND DATA UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

The proxy statement/prospectus attached to this letter provides you with information about the merger and the special meeting. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire proxy statement/prospectus carefully. You should also carefully consider the risk factors beginning on page 24. You can also obtain information about Equinix and Switch and Data from documents that each have filed with the Securities and Exchange Commission.

Your vote is very important, regardless of the number of shares of our common stock you own. We cannot complete the merger unless holders of a majority of the outstanding shares of Switch and Data common stock on the record date for the special meeting vote to adopt and approve the Merger Agreement. If you do not vote, it will have the same effect as a vote against the adoption and approval of the Merger Agreement.

STEPHEN M. SMITH	KEITH OLSEN
Chief Executive Officer & President	Chief Executive Officer & President
Equinix, Inc.	Switch & Data Facilities Company, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved the Equinix common stock to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Proxy statement/prospectus dated December 21, 2009, and first mailed to stockholders on or about December 23, 2009.

SWITCH & DATA FACILITIES COMPANY, INC.

1715 NORTH WESTSHORE BOULEVARD, SUITE 650

TAMPA, FLORIDA 33607

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD JANUARY 29, 2010

A special meeting of the stockholders of Switch and Data, a Delaware corporation (“Switch and Data”), will be held at the Renaissance Tampa International Plaza Hotel, 4200 Jim Walter Boulevard, Tampa, Florida 33607, on January 29, 2010, beginning at 11:30 a.m., Eastern time, for the following purposes:

1. Adoption and Approval of the Merger Agreement. To consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger dated as of October 21, 2009, among Equinix, Switch and Data and Sundance Acquisition Corporation, a wholly-owned subsidiary of Equinix.

2. Adjournment or Postponement of the Special Meeting. To approve the adjournment or postponement of the special meeting, if necessary or appropriate, for, among other reasons, the solicitation of additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

3. Other Matters. To transact such other business as may properly come before the special meeting or any adjournment thereof.

Only holders of record of Switch and Data common stock as of the close of business on December 18, 2009, will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. All stockholders of record are cordially invited to attend the special meeting in person.

Your vote is very important, regardless of the number of shares of common stock you own. The adoption and approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Switch and Data common stock on the record date for the special meeting. Even if you plan to attend the meeting in person, we request that you complete, sign, date and return the enclosed proxy card in the envelope provided or submit your proxy by telephone or through the Internet, thereby ensuring that your shares will be represented at the meeting if you are unable to attend.

If you fail to vote by proxy or in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present, will have the same effect as a vote against the adoption and approval of the Merger Agreement. If you are a stockholder of record and wish to vote in person at the special meeting, you may withdraw your proxy and vote in person.

Stockholders of Switch and Data who do not vote in favor of adopting and approving the Merger Agreement will have the right to seek appraisal of the fair value of their shares if the merger is completed, but only if they submit a written demand for appraisal to Switch and Data prior to the time the vote is taken on the Merger Agreement and comply with all other requirements of Delaware law, which are summarized in the accompanying proxy statement/prospectus below under the section entitled “The Merger—Appraisal Rights” beginning on page 58.

The board of directors of Switch and Data unanimously recommends that stockholders vote “FOR” the adoption and approval of the Merger Agreement and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary or appropriate, for the solicitation of additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

BY ORDER OF THE BOARD OF DIRECTORS

KEITH OLSEN
Chief Executive Officer & President

Tampa, Florida

December 21, 2009

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU MAY ALSO SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET ACCORDING TO THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD. STOCKHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE MEETING, REVOKE THEIR PROXY AND VOTE THEIR SHARES IN PERSON.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Equinix and Switch and Data from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may obtain the documents incorporated by reference into this proxy statement/prospectus through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them from the appropriate company in writing, by telephone or by e-mail as indicated below:

Documents filed by Equinix:		Documents filed by Switch and Data:

By mail:	Equinix, Inc. 301 Velocity Way, Fifth Floor Foster City, California 94404 Attention: Investor Relations	By mail:	Switch & Data Facilities Company, Inc. 1715 North Westshore Boulevard, Suite 650 Tampa, Florida 33607 Attention: Investor Relations

By telephone:	(888) 222-1162	By telephone:	(866) 797-2633

By e-mail:	invest@equinix.com	By e-mail:	ir@switchanddata.com

If you would like to receive documents in advance of the special meeting, please make your request no later than January 22, 2010.

For additional information on documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” on page 106.

i

Anti-takeover Effects of Provisions of Equinix’s Certificate of Incorporation, Bylaws and Delaware law	102
Transfer Agent and Registrar	102
LEGAL MATTERS	103
EXPERTS	104
FUTURE STOCKHOLDER PROPOSALS	105
WHERE YOU CAN FIND MORE INFORMATION	106

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the merger and the Switch and Data special meeting. The following questions and answers may not include all the information that is important to stockholders of Switch and Data. We urge stockholders to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q: Why am I receiving these materials?

A: You are receiving this proxy statement/prospectus and the enclosed proxy card because the board of directors of Switch and Data is soliciting your proxy to vote at a special meeting of stockholders with respect to the proposed acquisition of Switch and Data by Equinix. The merger cannot be completed unless Switch and Data stockholders vote to adopt and approve the Merger Agreement. Information about the special meeting and the merger is contained in this proxy statement/prospectus.

You may submit a proxy by telephone or over the Internet as further described in these materials or you may complete, date, sign and return the enclosed proxy card. We strongly encourage stockholders to submit a proxy by telephone or over the Internet. You are also invited to attend the special meeting in person, although you do not need to attend the special meeting to have your shares voted at the special meeting. We intend to mail this proxy statement/prospectus and accompanying proxy card on or about December 23, 2009 to all stockholders of record entitled to vote at the special meeting.

We are delivering this document to you both as a proxy statement of Switch and Data and a prospectus of Equinix. It is a proxy statement because the board of directors of Switch and Data is soliciting proxies from its stockholders. It is a prospectus because a portion of the merger consideration that Equinix is offering in exchange for Switch and Data common stock consists of shares of Equinix common stock.

Q: What will stockholders receive in the merger?

A: At the effective time of the merger, each outstanding share of Switch and Data common stock will be converted into the right to receive (i) 0.19409 shares of Equinix common stock, (ii) $19.06 per share in cash or (iii) a combination of Equinix common stock and cash. In the event that your shares are converted into a combination of Equinix common stock and cash, the amounts of Equinix common stock and cash you receive will be determined as described under “The Merger Agreement—Proration Procedures” beginning on page 64. Switch and Data stockholders have the opportunity to elect whether they would prefer to receive 0.19409 shares of Equinix common stock or $19.06 in cash for each share of Switch and Data common stock that they hold. However, the Merger Agreement provides that notwithstanding such elections, the overall consideration to be paid by Equinix in the merger will consist 80% of Equinix common stock and 20% of cash. As a result, the relative amounts of Equinix common stock and cash to be paid to Switch and Data stockholders will be prorated to the extent necessary to achieve the required 80/20 ratio of stock and cash consideration.

In addition to these proration procedures, the Merger Agreement also contains provisions designed to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” To the extent necessary to achieve this treatment, after the application of the proration procedures described above, the merger consideration may be further adjusted such that a portion of the merger consideration otherwise payable to Switch and Data stockholders in cash is instead paid in Equinix common stock.

The proration procedures and the adjustment mechanism by which a portion of the merger consideration otherwise payable to Switch and Data stockholders in cash may instead be paid in Equinix common stock are complex. For a detailed explanation of these procedures, see “The Merger Agreement—Proration Procedures” beginning on page 64.

Q: How do I elect which form of consideration I would prefer to receive in the merger?

A: To make an election, record holders of Switch and Data shares must properly complete and sign the election form and letter of transmittal sent to them under separate cover by Computershare Trust Company, N.A., the exchange agent, and send those documents and the certificates for their shares to the exchange agent at the address listed in the election form and letter of transmittal by the election deadline, which is 5:00 p.m. Eastern time on the date of the special meeting.

If you own shares of Switch and Data common stock in “street name” through a broker or other financial institution, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or financial institution sufficient time to cause the record holder of your shares to make an election as described above. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions. Please see “The Merger Agreement—Election Procedure” beginning on page 66 for additional information.

All elections are subject to the proration procedures as further described herein. If you do not make a valid election your shares will be considered non-electing shares, and when the merger is completed you will be entitled to receive the merger consideration for non-electing shares as described under “The Merger Agreement—Proration Procedures” beginning on page 64.

Q: May I change or revoke my election after I have mailed my completed election form and letter of transmittal?

A: If you are a record holder of Switch and Data shares, you may change your election or change the number of shares for which you have made an election at any time prior to the election deadline by sending a signed written notice to the exchange agent identifying the shares of Switch and Data common stock for which you are changing your election along with a properly completed revised election form. For a change of an election to be effective, it must be received by the exchange agent prior to the election deadline. In addition, a record holder may revoke an election at any time prior to 5:00 p.m. Eastern time on the date that is two business days preceding the closing date of the merger by delivering to the exchange agent a written notice of revocation. Shares of Switch and Data common stock as to which an election has been revoked after the election deadline will be deemed non-electing shares, and no new election as to such shares may be made after the election deadline. If you hold your shares in “street name,” you must follow your broker’s instructions for changing or revoking an election.

Q: When do Equinix and Switch and Data expect to complete the merger?

A: Equinix and Switch and Data expect to complete the merger after all conditions to the merger in the Merger Agreement are satisfied or waived, including the receipt of stockholder approval at the special meeting of stockholders of Switch and Data and the receipt of all required regulatory approvals. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 75. Equinix and Switch and Data currently expect to complete the merger during the first quarter of 2010. However, it is possible that factors outside of either company’s control could cause the merger to be completed at a later time or not at all. Switch and Data will announce the expected closing date of the merger by issuing a press release and filing that press release on Form 8-K with the SEC no later than five business days before the expected closing date.

Q: Can the value of the merger consideration change between now and the time the merger is completed?

A: Yes. The value of the portion of the merger consideration attributable to Equinix common stock can change. The exchange ratio is a fixed exchange ratio, meaning that with respect to the stock portion of the merger consideration, Switch and Data stockholders will receive 0.19409 shares of Equinix common stock for each share of Switch and Data common stock owned regardless of the trading price of Equinix common stock at the effective time of the merger. The market value of Equinix common stock that Switch and Data stockholders will

v

receive in the merger will increase or decrease as the trading price of Equinix common stock increases or decreases, and, therefore, will likely be different at the time the merger is completed than it was at the time the Merger Agreement was signed or at the time of the special meeting. There can be no assurance as to the market price of Equinix common stock at any time prior to the completion of the merger or at any time thereafter. Switch and Data stockholders are urged to obtain current trading prices for Equinix common stock.

In addition, the relative amounts of Equinix common stock and cash that you receive for your Switch and Data shares may be adjusted as a result of the proration procedures described above and the adjustment mechanism by which a portion of the merger consideration otherwise payable to Switch and Data stockholders in cash may instead be paid in Equinix common stock. See “The Merger Agreement—Proration Procedures” beginning on page 64.

Q: If the merger is completed, when can I expect to receive the merger consideration for my shares of Switch and Data common stock?

A: After receiving the proper documentation from you, the exchange agent will forward to you the shares of Equinix common stock and/or cash to which you are entitled under the Merger Agreement. More information on the documentation you are required to deliver to the exchange agent may be found under “The Merger Agreement—Procedures for Exchange of Certificates and Uncertificated Shares” beginning on page 67.

Q: How does Switch and Data’s board of directors recommend that I vote?

A: The Switch and Data board of directors recommends that Switch and Data stockholders vote “FOR” the proposal to adopt and approve the Merger Agreement, which is referred to in this proxy statement/prospectus as the “Merger Proposal,” and “FOR” the approval of any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

Q: Are there risks that stockholders of Switch and Data should consider in connection with the merger?

A: Yes. There are risks associated with the merger and holding shares of Equinix common stock that Switch and Data stockholders may receive in the merger, including risks that the anticipated benefits of the merger may not be achieved, the fact that the exchange ratio for the merger is fixed and will not be adjusted in the event of any change in either Switch and Data’s or Equinix’s stock price and risks associated with the failure of Equinix to successfully integrate Switch and Data’s business and operations in the expected time frame following the merger, which risks, among others, are described in the section entitled “Risk Factors” beginning on page 24.

Q: What vote is required to approve the Merger Proposal?

A: The affirmative vote of a majority of the outstanding shares of Switch and Data common stock entitled to vote is required to adopt and approve the Merger Agreement. You are entitled to vote on the adoption and approval of the Merger Agreement if you held Switch and Data common stock at the close of business on the record date, which is December 18, 2009.

Q: What if I do not vote on the matters relating to the merger?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you abstain from voting on the Merger Proposal, your shares will be counted as present for purposes of determining whether a quorum exists but will be counted as voting against the Merger Proposal. If you submit a proxy but do not indicate how you want your shares to be voted, your shares will be voted “FOR” the Merger Proposal and “FOR” the approval of any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal. If any other matter is properly presented at the special meeting, your proxy (i.e., one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Q: When and where is the Switch and Data stockholder meeting?

A: Switch and Data’s special meeting will be held on January 29, 2010 at 11:30 a.m. Eastern time at the Renaissance Tampa International Plaza Hotel, 4200 Jim Walter Boulevard, Tampa, Florida 33607.

Q: What do I need to do now?

A: After carefully reading this document, indicate on your proxy card how you want to vote, sign it and mail it in the enclosed return envelope, or vote by telephone or the Internet, as soon as possible, so that your shares may be represented at the special meeting. You may also attend the special meeting and vote your shares in person.

You may also elect whether you prefer to receive 0.19409 shares of Equinix common stock or $19.06 per share in cash for each share of Switch and Data common stock that you hold, which amounts may be subject to proration as further described herein. To make an election, record holders of Switch and Data shares must properly complete and sign the election form and letter of transmittal sent to them under separate cover from Computershare Trust Company, N.A., the exchange agent, and send those documents and the certificates for their shares to the exchange agent at the address listed in the election form and letter of transmittal by the election deadline, which is 5:00 p.m. Eastern time on the date of the special meeting. If you own shares of Switch and Data common stock in “street name” through a broker or other financial institution and you wish to make an election, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. Please see “The Merger Agreement—Election Procedure” beginning on page 66 for additional information.

Q: How do I submit a proxy?

A: You may submit a proxy before the special meeting in any of the following ways:

•	by telephone, using the toll-free number shown on your proxy card;

•	via the Internet, by visiting the website shown on your proxy card; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at the special meeting. If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Q: May I change my vote after I have submitted my proxy?

A: Yes. You may change your vote at any time before your proxy is voted at the special meeting. If you are a holder of record, you can change your proxy instructions after you have submitted your proxy card, or submitted your proxy by telephone or through the Internet, by:

•	submitting a written notice revoking your proxy to the Secretary of Switch and Data;

•	submitting a new proxy card bearing a later date, or submitting a new proxy by telephone or through the Internet; or

•	attending the special meeting and voting in person.

Your attendance at the special meeting will not in and of itself revoke any proxy. If you choose to change your vote via any of the first two methods above, you must take the described action no later than the beginning of the special meeting. You can find further details on how to revoke your proxy under the section entitled “The Stockholders’ Meeting—Revocability of Proxies and Changes to a Switch and Data’s Stockholder’s Vote” beginning on page 80.

If you own your shares through a broker or other nominee, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be able to vote them on the Merger Proposal. If you wish to have your broker vote your shares, you must instruct your broker how to vote your shares, following the directions provided by your broker. Please check the voting form used by your broker to see if it offers telephone or Internet voting. If you do not give voting instructions to your broker, you will, in effect, be voting against the Merger Proposal, unless you appear in person at the Switch and Data meeting and vote in favor of the Merger Proposal.

Q: What are the material U.S. federal income tax consequences of the merger?

A: Equinix and Switch and Data intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Accordingly, holders of Switch and Data common stock will generally not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Switch and Data common stock for Equinix common stock in the merger, except that gain or loss will be recognized on the receipt of cash in lieu of fractional shares and gain (but not loss) will be recognized to the extent of other cash received. You should review the section of this proxy statement/prospectus entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 54 for more information.

Q: Do I have appraisal rights?

A: Under Delaware law, Switch and Data stockholders are entitled to exercise appraisal rights in connection with the merger provided they follow certain legal requirements. You should review the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights” beginning on page 58 for further information.

Q: What constitutes a quorum?

A: Stockholders who hold a majority in voting power of the Switch and Data common stock issued and outstanding as of the close of business on the record date for the Switch and Data special meeting and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Switch and Data special meeting.

Q: Should I send in my stock certificates now?

A: If you are a record holder and you wish to make an election, you must send the stock certificates representing the shares of Switch and Data common stock with respect to which you are making an election with your completed election form and letter of transmittal. If you do not make an election with respect to all of your shares, you will receive a letter of transmittal from the exchange agent promptly after the completion of the merger with instructions for sending in your stock certificates. If you own shares of Switch and Data common stock in “street name” through a broker or other financial institution and you wish to make an election, you will receive or should seek instructions from the institution holding your shares concerning how to make your election.

Q: What if I hold Switch and Data employee stock options or restricted stock awards?

A: In the merger, all outstanding Switch and Data employee stock options and restricted stock awards will be converted into economically equivalent options and restricted stock awards of Equinix, and those options and awards will entitle the holder to receive Equinix common stock. See “The Merger Agreement—Treatment of Switch and Data Options and Restricted Stock Awards” beginning on page 68.

Q: Whom should I contact if I have questions about the merger or the proxy materials?

A: Contact Georgeson Inc., Switch and Data’s proxy solicitation agent, by telephone at (800) 868-1363 or via e-mail at switchanddata@georgeson.com.

Q: Whom should I contact if I have questions about the election form?

A: Contact Georgeson Inc., Equinix’s information agent, by telephone toll free at (888) 219-8417 or at (212) 219-8417 for banks and brokers or via email at switchanddata@georgeson.com.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that may be important to you. Each section of this summary is qualified in its entirety by reference to the full discussions of related matters in the body of this proxy statement/prospectus, and Equinix and Switch and Data urge you to read carefully this proxy statement/prospectus, including the annexes, in its entirety. Unless stated otherwise, all references in this proxy statement/prospectus to Equinix are to Equinix, Inc. and all references to Switch and Data are to Switch & Data Facilities Company, Inc.

The Merger

Each of the boards of directors of Equinix and Switch and Data has approved a strategic merger of Equinix and Switch and Data. Equinix and Switch and Data have entered into an Agreement and Plan of Merger dated October 21, 2009 (the “Merger Agreement”) under which a wholly-owned subsidiary of Equinix will merge with and into Switch and Data, with Switch and Data thereupon becoming a wholly-owned subsidiary of Equinix.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire Merger Agreement carefully because it is the principal document governing the merger. For more information on the Merger Agreement, see “The Merger Agreement” beginning on page 63.

The Parties

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Telephone: (650) 513-7000

Equinix provides global data center services that ensure the vitality of the information-driven world. Global enterprises, content and financial companies and more than 350 network service providers rely upon Equinix’s insight and expertise to protect and connect their most valued information assets. Equinix operates 45 International Business Exchange™ (IBX®) data centers across 18 markets in North America, Europe and Asia-Pacific.

Switch & Data Facilities Company, Inc.

1715 North Westshore Boulevard, Suite 650

Tampa, FL 33607

Telephone: (813) 207-7700

Switch and Data is a premier provider of data centers that house, power and interconnect the Internet. Leading content companies, enterprises and communications service providers rely on Switch and Data to connect to customers and exchange Internet traffic. Switch and Data operates 34 sites in the U.S. and Canada.

Merger Sub

Sundance Acquisition Corporation, or “Merger Sub,” a wholly-owned subsidiary of Equinix, is a Delaware corporation formed on October 19, 2009 for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into Switch and Data, and Switch and Data will become a wholly-owned subsidiary of Equinix.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, including the preparation of applicable regulatory filings in connection with the merger.

What Switch and Data Stockholders Will Receive (see page 63)

At the effective time of the merger, each outstanding share of Switch and Data common stock will be converted into the right to receive (i) 0.19409 shares of Equinix common stock, (ii) $19.06 per share in cash or (iii) a combination of Equinix common stock and cash. In the event that your shares are converted into a combination of Equinix common stock and cash, the amounts of Equinix common stock and cash you receive will be determined as described below under “—Proration Procedures.” Switch and Data stockholders have the opportunity to elect whether they would prefer to receive 0.19409 shares of Equinix’s common stock or $19.06 in cash for each share of Switch and Data common stock that they hold. However, the Merger Agreement provides that notwithstanding such elections, the overall consideration to be paid by Equinix in the merger will consist 80% of Equinix common stock and 20% of cash. As a result, the relative amounts of Equinix common stock and cash to be paid to Switch and Data stockholders will be prorated to the extent necessary to achieve the required 80/20 ratio of stock and cash consideration.

Holders of Switch and Data common stock will not receive any fractional Equinix shares in the merger. Instead, the total number of shares that each holder of Switch and Data common stock will receive in the merger will be rounded down to the nearest whole number, and Equinix will pay cash for any resulting fractional share that a Switch and Data stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of Equinix common stock will be determined by multiplying the fraction by the closing price for Equinix common stock on The Nasdaq Stock Market on the date that the merger becomes effective.

Proration Procedures

If the holders of 80% or less of Switch and Data’s non-dissenting shares make an election to receive Equinix common stock in the merger (a “Stock Election”) and holders of 20% or less of Switch and Data’s non-dissenting shares make an election to receive cash in the merger (a “Cash Election”), the relative amounts of Equinix common stock and cash to be paid in the merger will not be prorated except as described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment.” If instead holders of more than 80% of Switch and Data’s non-dissenting shares make a Stock Election or holders of more than 20% of Switch and Data’s non-dissenting shares make a Cash Election, the stock and cash consideration to be paid in the merger will be prorated as described below.

If you make a Stock Election. If you elect to receive Equinix common stock for your shares of Switch and Data common stock, then, subject to the further adjustment described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment”:

•

If Stock Elections are made with respect to more than 80% of Switch and Data’s non-dissenting shares, for each share of Switch and Data common stock that you hold you will receive a prorated amount of Equinix common stock and cash equal to:

–

the number of shares (or the fraction of a share) of Equinix common stock determined by multiplying (i) 0.19409 by (ii) a fraction, the numerator of which is 80% of the total number of non-dissenting shares as of the closing, and the denominator of which is the number of such shares as to which effective Stock Elections have been made; and

–

an amount in cash, without interest, equal to (i) $19.06 minus (ii) an amount determined by multiplying the number of shares (or the fraction of a share) of Equinix common stock determined pursuant to the immediately preceding bullet point by a fraction, the numerator of which is $19.06 and the denominator of which is 0.19409; and

•

If Stock Elections are made with respect to 80% or less of Switch and Data’s non-dissenting shares, you will not be prorated and will receive Equinix common stock for your shares of Switch and Data common stock.

If you make a Cash Election. If you elect to receive cash for your shares of Switch and Data common stock then, subject to the further adjustment described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment”:

•

If Cash Elections are made with respect to more than 20% of Switch and Data’s non-dissenting shares, for each share of Switch and Data common stock that you hold you will receive a prorated amount of cash and Equinix common stock equal to:

–

an amount in cash, without interest, determined by multiplying (i) $19.06 by (ii) a fraction, the numerator of which is 20% of the total number of non-dissenting shares as of the closing and the denominator of which is the total number of shares as to which effective Cash Elections have been made; and

–

that number of shares (or the fraction of a share) of Equinix common stock determined by multiplying (i) 0.19409 by (ii) a fraction, the numerator of which is $19.06 minus the amount of cash determined pursuant to the immediately preceding bullet point, and the denominator of which is $19.06; and

•	If Cash Elections are made with respect to 20% or less of Switch and Data’s non-dissenting shares, you will not be prorated and will receive cash for your shares of Switch and Data common stock.

If you do not make an election. If you do not make an election with respect to your shares of Switch and Data common stock then, subject to the further adjustment described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment”:

•	If Stock Elections are made with respect to more than 80% of Switch and Data’s non-dissenting shares, you will receive $19.06 in cash for each share of Switch and Data common stock that you hold;

•

If Cash Elections are made with respect to more than 20% of Switch and Data’s non-dissenting shares, you will receive 0.19409 shares of Equinix common stock for each share of Switch and Data common stock that you hold; and

•

If Stock Elections are made with respect to 80% or less of Switch and Data’s non-dissenting shares and Cash Elections are made with respect to 20% or less of Switch and Data’s non-dissenting shares, you may receive either 0.19409 shares of Equinix common stock or $19.06 in cash for the shares of Switch and Data common stock that you hold, or you may receive Equinix common stock for a portion of your Switch and Data shares and cash for the remainder. In such case, the determination of the consideration that you and other non-electing Switch and Data stockholders will receive will be made by the exchange agent by lot or by another reasonable method selected by Equinix.

Cash/Stock Adjustment Mechanism to achieve reorganization treatment. In addition to the proration procedures described above, the Merger Agreement also contains provisions designed to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. To the extent necessary to achieve this treatment, after the application of the proration procedures described above, the merger consideration may be further adjusted such that a portion of the merger consideration otherwise payable to Switch and Data stockholders in cash is instead paid in Equinix common stock. We refer to this further adjustment mechanism as the “Cash/Stock Adjustment Mechanism.”

The Merger Agreement provides that the Cash/Stock Adjustment Mechanism will be applied if and only to the extent that, after application of the proration procedures described above, the parties’ counsel are unable to render their respective opinions that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In such event, the amount of cash payable with respect to each share of Switch and Data common stock otherwise entitled to receive cash will be proportionately reduced (the “Cash Reduction Amount”), and shares of Equinix common stock will be substituted for such cash, to the minimum extent necessary to enable the tax opinions to be rendered. With respect to each share of Switch and Data common stock, the number of shares of Equinix common stock to be substituted for the Cash Reduction Amount will be equal to the Cash Reduction Amount divided by the average of the high and low stock prices of Equinix common stock on the closing date.

Election Procedure

Computershare Trust Company, N.A., the exchange agent, has sent to you under separate cover an election form and letter of transmittal pursuant to which Switch and Data stockholders may elect whether they would prefer to receive Equinix common stock or cash in exchange for their Switch and Data shares. The election record date is December 18, 2009, the same date as the record date for the special meeting. If you were a record holder of Switch and Data common stock on such date, you should carefully review and follow the instructions included in the election form and the letter of transmittal. To make an election, record holders must properly complete and sign the election form and letter of transmittal and send those documents and the certificates for their shares to the exchange agent at the address listed in the election form and letter of transmittal by the election deadline, which is 5:00 p.m. Eastern time on the date of the special meeting. If the Merger Agreement is terminated, all election forms delivered to the exchange agent on or prior to the date of such termination will be automatically revoked and all share certificates will be returned.

If you own shares of Switch and Data common stock in “street name” through a broker or other financial institution, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or financial institution sufficient time to cause the record holder of your shares to make an election as described above. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

If you are a record holder of Switch and Data shares, you may change your election or change the number of shares for which you have made an election at any time prior to the election deadline by sending a signed written notice to the exchange agent identifying the shares of Switch and Data common stock for which you are changing your election along with a properly completed revised election form. For a change of an election to be effective, it must be received by the exchange agent prior to the election deadline. In addition, a record holder may revoke an election at any time prior to 5:00 p.m. Eastern time on the date that is two business days preceding the closing date of the merger by delivering to the exchange agent a written notice of revocation. Switch and Data will announce the expected closing date of the merger by issuing a press release and filing that press release on Form 8-K with the SEC no later than five business days before the expected closing date. Shares of Switch and Data common stock as to which an election has been revoked after the election deadline will be deemed non-electing shares, and no new election as to such shares may be made after the election deadline. If you hold your shares in “street name,” you must follow your broker’s instructions for changing or revoking an election.

All elections are subject to the proration procedures described above. If you do not make a valid election your shares will be considered non-electing shares, and when the merger is completed you will be entitled to receive the merger consideration for non-electing shares as described under “—Proration Procedures—If you do not make an election” above.

Reasons for the Merger (see page 38)

Switch and Data’s board of directors considered a number of factors in making its determination that the merger and the Merger Agreement are advisable and in the best interests of Switch and Data and its stockholders, including the following:

•	the 33.9% premium that the merger consideration represented to the closing price of Switch and Data’s common stock on October 20, 2009, the approximate 12.12% pro forma ownership in Equinix that

Switch and Data’s stockholders will receive as a result of the merger and the potential increase in such pro forma ownership that may result from the Cash/Stock Adjustment Mechanism;

•

the fact that Switch and Data’s stockholders will participate in the future growth of Equinix following the merger and will have the ability to benefit from the synergies that are expected to be realized as a result of the merger;

•	Switch and Data’s prospects as an independent company, including the risks associated with remaining independent;

•	the increased liquidity that Switch and Data’s stockholders will receive as stockholders of a larger organization, and the lower cost of capital that the combined company may have;

•	the fact that the combined company will be a leading provider of colocation services;

•

the opinion of Raymond James dated October 21, 2009 that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to be received by Switch and Data’s stockholders was fair, from a financial point of view, to such stockholders;

•	the terms of the Merger Agreement, including Switch and Data’s ability to respond to a superior proposal;

•

the likelihood of the merger being completed and the relatively limited nature of the closing conditions included in the Merger Agreement, including the lack of a financing condition and Equinix’s ability to finance the cash portion of the merger consideration from its cash on hand;

•

the fact that the stock portion of the merger consideration is expected to be tax-free to Switch and Data’s stockholders for U.S. federal income tax purposes to the extent their stock is exchanged for Equinix stock; and

•

the fact that no other potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would represent greater value to Switch and Data’s stockholders than the merger with Equinix.

The additional factors that Switch and Data’s board of directors considered in making its determination, including certain countervailing factors and risks, are described under the section entitled “The Merger—Switch and Data’s Reasons for the Merger” beginning on page 38.

Recommendation to Switch and Data Stockholders

After careful consideration, the Switch and Data Board of Directors unanimously recommends that stockholders vote “FOR” the Merger Proposal and “FOR” the approval of any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

Opinion of Switch and Data’s Financial Advisor (see page 41)

On October 21, 2009, Switch and Data’s financial advisor, Raymond James & Associates, which we refer to as “Raymond James,” rendered its opinion that, as of such date and based upon and subject to various qualifications and assumptions described in its written opinion, the consideration to be received by the stockholders of Switch and Data as of October 21, 2009, was fair, from a financial point of view, to the holders of Switch and Data’s outstanding common stock.

The full text of the opinion of Raymond James, dated October 21, 2009, which sets forth assumptions made, matters considered and limits on the scope of review undertaken, is attached as Annex C to this proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of Switch and Data common stock are urged to read this opinion in its entirety. Raymond James’s opinion, which is addressed to the Switch and Data board of directors, is directed only to the fairness, from a financial point of view, of the merger consideration to be received by holders of Switch and Data common stock in connection with the proposed merger. Raymond James’s opinion does not constitute a recommendation to any holder of Switch and Data common stock as to how such stockholder should vote at the special meeting of Switch and Data stockholders, does not constitute a recommendation as to what form of consideration a stockholder should elect to receive, and does not address any other aspect of the proposed merger or any related transaction.

Interests of Certain Persons in the Merger (see page 50)

You should be aware that some of Switch and Data’s directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Switch and Data’s stockholders generally. These interests relate to securities held by such persons; employment agreements with certain of Switch and Data’s executive officers that contain severance arrangements; indemnification of Switch and Data’s directors and executive officers by Equinix following the merger; and the appointment of William Luby, currently one of Switch and Data’s directors, as a member of Equinix’s board of directors.

Treatment of Switch and Data Stock Options and Restricted Stock Awards (see page 68)

At the effective time of the merger, all outstanding Switch and Data employee stock options and restricted stock awards will be assumed by Equinix and converted into options and restricted stock awards of Equinix, as a result of which those options and awards will entitle the holder to receive Equinix common stock. The number of shares issuable under those options and awards, and the exercise prices in the case of options, will be adjusted based on the ratio of (i) the value of the aggregate merger consideration payable to holders of Switch and Data common stock as of the closing date divided by the number of such shares of stock, in each case excluding dissenting shares, to (ii) the closing price of Equinix common stock on The Nasdaq Stock Market on the closing date. The vesting schedule applicable to such options and awards will be the same vesting schedule that was applicable to them prior to the effective time, with appropriate adjustments, as needed, for performance-based conditions in the case of restricted stock awards that have such conditions.

Material U.S. Federal Income Tax Consequences (see page 54)

Equinix and Switch and Data have structured the merger as a “reorganization” for U.S. federal income tax purposes. Accordingly, holders of shares of Switch and Data common stock will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of Switch and Data common stock for Equinix common stock in the merger, except that gain or loss will be recognized on the receipt of cash in lieu of fractional shares and gain (but not loss) will be recognized to the extent of other cash received. The companies themselves will not recognize gain or loss as a result of the merger. It is a condition to the obligations of Equinix and Switch and Data to complete the merger that each receive a legal opinion from its outside counsel that the merger will be a reorganization for U.S. federal income tax purposes.

The U.S. federal income tax consequences described above may not apply to all holders of Switch and Data common stock, including certain holders specifically referred to on page 54. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

Accounting Treatment (see page 54)

The merger will be accounted for as an acquisition by Equinix of Switch and Data under the acquisition method of accounting according to U.S. generally accepted accounting principles.

Appraisal Rights (see page 58)

Under Delaware law, Switch and Data stockholders will be entitled to appraisal rights with respect to the merger. To preserve their appraisal rights, Switch and Data stockholders who wish to exercise these rights must: (1) deliver a written demand for appraisal to Switch and Data prior to the time the vote is taken at the special meeting, (2) not vote their shares for the adoption and approval of the Merger Agreement, (3) continuously hold their shares from the date they make the demand for appraisal through the effective time of the merger and (4) comply with the other procedures set forth in Section 262 of the General Corporation Law of the State of Delaware, which is referred to in this proxy statement/prospectus as the “DGCL.”

The text of Section 262 of the DGCL governing appraisal rights is attached to this document as Annex D. Failure to comply with the procedures described in Annex D will result in the loss of appraisal rights. You are urged to carefully read the text of Section  262 governing appraisal rights and to consult your legal advisor.

Regulatory Matters (see page 57 and page 70)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), the transaction cannot be completed until the companies have made required notifications, given certain information and materials to the FTC and the Antitrust Division of the United States Department of Justice and the specified waiting period requirements have expired or been terminated. Equinix and Switch and Data each filed Notification and Report Forms with respect to the merger with the Antitrust Division and the FTC on November 4, 2009. However, following the submission of materials relating to the transaction to the Antitrust Division staff and consultation with the staff, Equinix voluntarily withdrew its Notification and Report Form on December 3, 2009 and re-filed the form on December 7, 2009, thereby extending the waiting period under the HSR Act an additional 30 days.

Equinix and Switch and Data have each agreed to use their reasonable efforts to take all actions necessary, proper or advisable under applicable law to complete the merger. However, Equinix is not required to agree to or carry out any divestiture, settlement, consent decree, license or imposition of any restriction on its ownership or operation of its or Switch and Data’s business or assets.

In addition, subject to certain conditions, either party can terminate the Merger Agreement if the merger has not been consummated on or before March 21, 2010; however, this deadline will be automatically extended to June 21, 2010 if all conditions to closing have been satisfied other than required antitrust and competition law approvals. Each of Equinix and Switch and Data has the right to terminate the Merger Agreement if any law makes the consummation of the merger illegal or if a final and nonappealable injunction is entered prohibiting Equinix or Switch and Data from consummating the merger.

Conditions to Completion of the Merger (see page 75)

Equinix and Switch and Data expect to complete the merger after all conditions to the merger in the Merger Agreement are satisfied or waived, including the receipt of stockholder approval at the Switch and Data special meeting and the receipt of all required regulatory approvals. Equinix and Switch and Data currently expect to complete the merger during the first quarter of 2010. However, it is possible that factors outside of either company’s control could cause the merger to be completed at a later time or not at all.

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•	receipt of the approval of Switch and Data’s stockholders and, to the extent required as a result of the Cash/Stock Adjustment Mechanism, the approval of Equinix’s stockholders;

•	the absence of any legal prohibition preventing the consummation of the merger;

•	the expiration or termination of the waiting periods under applicable U.S. and foreign antitrust laws;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the registration statement not being subject to any stop order or threatened stop order;

•	the receipt of approval from The Nasdaq Stock Market for the listing of the Equinix common stock to be issued in connection with the merger;

•	the receipt of any other governmental approvals required to permit the consummation of the merger;

•	the other party having performed its covenants and other obligations under the Merger Agreement in all material respects;

•

the accuracy of the other party’s representations and warranties in the Merger Agreement, including the other party’s representation that no material adverse effect has occurred, in each case except for any inaccuracies that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making such representations and warranties; provided, that in the case of Switch and Data’s representations and warranties relating to corporate existence and power, corporate authorization and capitalization, such representations and warranties must be true in all material respects;

•

the receipt of a certificate signed by an executive officer of the other party attesting to the accuracy of the other party’s representations and warranties as described in the immediately preceding bullet point; and

•	the receipt of an opinion of such party’s counsel to the effect that the merger will be a reorganization for U.S. federal income tax purposes.

In addition, Equinix’s obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

•

the absence of any governmental litigation challenging the merger, seeking to delay it, seeking to impose any restraint or limitation on Equinix’s ownership of Switch and Data or seeking to compel Equinix to divest or hold separate any material portion of its or Switch and Data’s business or assets;

•	the absence of any governmental action or applicable law that could reasonably be expected to result in any of the consequences described in the immediately preceding bullet;

•	the receipt of certain third-party consents, approvals and agreements; and

•	dissenting shares not equaling or exceeding 10% of the outstanding shares of Switch and Data common stock.

The Merger Agreement provides that these conditions may be waived by Equinix or Switch and Data. Neither Equinix nor Switch and Data currently expects to waive any material condition to the completion of the merger. If either Equinix or Switch and Data determines to waive any condition to the merger that would result in a material and adverse change in the terms of the merger to Switch and Data stockholders (including any change in the tax consequences of the transaction to Switch and Data stockholders), proxies will be re-solicited from the Switch and Data stockholders.

Termination

The Merger Agreement may be terminated at any time before the effective time (including after stockholder approval):

•	by mutual written consent of Equinix and Switch and Data;

•	by either Equinix or Switch and Data if:

–

the merger is not consummated on or before March 21, 2010 (referred to herein as the “End Date”); except that the Merger Agreement may not be terminated by a party whose breach of the Merger Agreement has resulted in such failure; and provided that the End Date will be automatically extended to June 21, 2010 if any applicable antitrust or competition law approvals have not been received but all other conditions to the closing of the merger have been satisfied;

–	there is a legal prohibition preventing the consummation of the merger;

–

the required vote of Switch and Data’s stockholders is not obtained at the special meeting or any adjournment or postponement thereof (or, if as a result of the Cash/Stock Adjustment Mechanism the approval of Equinix’s stockholders is required, the required vote of Equinix’s stockholders is not obtained at the Equinix special meeting or any adjournment or postponement thereof); or

–

the other party breaches any of its agreements or representations in the Merger Agreement or fails to perform any covenant in such a way as would cause one or more of the conditions to closing not to be satisfied, and such breach is not cured after 15 business days’ written notice;

•	by Equinix if:

–	the Switch and Data board of directors changes its recommendation that its stockholders vote in favor of the Merger Proposal; or

–

Switch and Data intentionally and materially breaches its covenants with respect to non-solicitation of an Alternative Acquisition Proposal (as defined below under “The Merger Agreement—No Solicitation; Changes in the Recommendation of the Switch and Data Board of Directors” beginning on page 73) or its obligations to call the special meeting and recommend that its stockholders vote in favor of the Merger Proposal.

Termination Fee

The Merger Agreement provides that Switch and Data will pay Equinix a termination fee of $26,757,615 in cash if the Merger Agreement has been terminated because:

•

Switch and Data’s board of directors changes its recommendation that its stockholders vote in favor of the Merger Proposal or Switch and Data intentionally and materially breaches its covenants with respect to non-solicitation of an Alternative Acquisition Proposal or its obligations to call the special meeting and recommend that its stockholders vote in favor of the Merger Proposal; or

•

(1) the End Date has passed, the required vote of Switch and Data’s stockholders has not been obtained at the special meeting or Switch and Data breaches the Merger Agreement in a manner that causes the failure of a closing condition and that is not cured after 15 business days’ notice, (2) prior to the relevant event that gave rise to a right to terminate, a third party publicly announces or otherwise communicates to Switch and Data’s board of directors an Alternative Acquisition Proposal that is not withdrawn prior to such termination (for this purpose, treating references in the definition of Alternative Acquisition Proposal to “10%” as “50%”) and (3) within 12 months of the termination of the Merger Agreement Switch and Data completes or enters into an agreement providing for an Alternative Acquisition Proposal, recommends such a proposal to its stockholders or consummates such a proposal.

This termination fee could discourage other companies from seeking to acquire or merge with Switch and Data.

Timing of the Merger

The merger is expected to be completed during the first quarter of 2010, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions. Switch and Data will announce the expected closing date of the merger by issuing a press release and filing that press release on Form 8-K with the SEC no later than five business days before the expected closing date.

No Solicitation of Other Offers (see page 73)

In the Merger Agreement, Switch and Data has agreed that it will not directly or indirectly:

•	solicit, initiate or take any action to facilitate or encourage the submission of any Alternative Acquisition Proposal;

•

enter into or participate in any discussions or negotiations with, furnish any information relating to Switch and Data or any of its subsidiaries or afford access to the business, properties, assets, books or records of Switch and Data or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Alternative Acquisition Proposal;

•

fail to make, withdraw or modify its recommendation to Switch and Data’s stockholders in a manner adverse to Equinix, recommend an Alternative Acquisition Proposal or take any action or make any statement inconsistent with its recommendation to Switch and Data’s stockholders;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Switch and Data or any of its subsidiaries;

•	approve any transaction under, or any person becoming an interested stockholder under, Section 203 of the DGCL; or

•

enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Alternative Acquisition Proposal.

The Merger Agreement does not, however, prohibit Switch and Data from considering a bona fide Alternative Acquisition Proposal from a third party if certain specified conditions are met.

Matters to be Considered at the Special Meeting (see page 78)

At the special meeting, Switch and Data stockholders will be asked to vote on the following proposals:

•	to adopt and approve the Merger Agreement, which is referred to in this proxy statement/prospectus as the “Merger Proposal”; and

•

to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

The Switch and Data board of directors recommends that Switch and Data stockholders vote “FOR” each of the proposals set forth above.

Debt Refinancing (see page 27)

As a result of the merger, Switch and Data’s outstanding debt will become due and payable and will be required to be repaid or refinanced concurrently with or prior to the completion of the merger due to change of control provisions contained in Switch and Data’s credit agreement. As of September 30, 2009, the aggregate principal amount of Switch and Data’s outstanding debt was approximately $142.5 million. Equinix expects to repay or refinance Switch and Data’s outstanding debt concurrently with or prior to the completion of the merger.

Comparison of Stockholder Rights (see page 95)

The rights of Switch and Data stockholders are currently governed by the DGCL and the Switch and Data certificate of incorporation and bylaws. The rights of Equinix stockholders are currently governed by the DGCL and the Equinix certificate of incorporation and bylaws. Upon completion of the merger, Switch and Data stockholders that receive Equinix common stock in the merger will become stockholders of Equinix, and their rights will be governed by the DGCL and the Equinix certificate of incorporation and bylaws. No change to Equinix’s certificate of incorporation or bylaws will be made a result of the completion of the merger.

Composition of the Equinix Board of Directors after the Closing (see page 72)

The Merger Agreement provides that, at the effective time, Equinix will cause to be appointed to its board of directors an individual designated by Switch and Data and reasonably acceptable to Equinix. In addition, Equinix will nominate such individual for re-election to Equinix’s board of directors at its 2010 annual meeting of stockholders. Switch and Data has determined that its designee to the Equinix board of directors will be William Luby.

Voting Agreement (see page 77)

Switch and Data’s directors, executive officers and certain of its significant stockholders have entered into a voting agreement with Equinix requiring them to vote their shares in favor of the Merger Proposal and against any competing proposal or offer to acquire Switch and Data. Although the parties to the voting agreement beneficially owned 39.3% of Switch and Data’s outstanding common stock as of October 21, 2009, the voting agreement is structured such that a maximum of 35% of Switch and Data’s outstanding shares are required to be voted in favor of the Merger Proposal.

Listing of Equinix Common Stock

Shares of Equinix common stock received by Switch and Data stockholders in the merger will be listed on The Nasdaq Stock Market under the symbol “EQIX.” After completion of the merger, shares of Equinix common stock will continue to be traded on The Nasdaq Stock Market, but shares of Switch and Data common stock will no longer be listed or traded on The Nasdaq Stock Market.

Risk Factors

The combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the sections entitled “Risk Factors” beginning on page 24 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23. Such risks include risks relating to the uncertainty that Equinix will be able to integrate Switch and Data’s business successfully, uncertainties as to whether the combined company will achieve synergies expected to result from the merger and uncertainties relating to the performance of the combined company following the merger.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

How We Prepared the Financial Statements

The following information is provided to aid you in your analysis of the financial aspects of the merger. The information of Equinix was derived from the audited financial statements of Equinix for the years 2004 through 2008 and the unaudited financial statements of Equinix for the nine months ended September 30, 2008 and 2009. The information of Switch and Data was derived from the audited financial statements of Switch and Data for the years 2007 through 2008, the audited financial statements of Switch and Data’s predecessor, Switch & Data Facilities Company, Inc., for the years 2004 through 2006 and the unaudited financial statements of Switch and Data for the nine months ended September 30, 2008 and 2009. The information is only a summary and you should read it together with Equinix’s and Switch and Data’s historical financial statements and related notes contained in the annual reports and other information that Equinix and Switch and Data have filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference. See “Where You Can Find More Information” on page 106.

Pro Forma Data

The unaudited pro forma combined consolidated condensed financial information is presented to give you a better picture of what Equinix’s and Switch and Data’s businesses might have looked like had they been combined on the dates indicated. The unaudited pro forma combined consolidated condensed statements of operations give effect to the merger as if it had occurred on January 1, 2008. The unaudited pro forma combined consolidated condensed balance sheet gives effect to the merger as if it had occurred on September 30, 2009. You should not rely on the unaudited pro forma combined consolidated condensed financial information as being indicative of the historical results that we would have had or the future results that we shall experience after the merger. See “Selected Unaudited Pro Forma Combined Consolidated Condensed Financial Data” on page 17.

Merger-Related Expenses

Equinix estimates that its merger-related fees and expenses, consisting primarily of SEC filing fees, fees and expenses of investment bankers, attorneys and accountants, and financial printing and other related charges, will be approximately $7.5 million. See Note 6 of unaudited pro forma combined consolidated condensed financial statements.

Switch and Data estimates that its merger-related fees and expenses, consisting primarily of SEC filing fees, fees and expenses of investment bankers, attorneys and accountants and financial printing and other related charges, will be approximately $10.3 million. See Note 6 of unaudited pro forma combined consolidated condensed financial statements.

Selected Historical Financial Data

You should read the selected financial data presented below with the financial statements and their notes, both incorporated by reference, for Equinix and Switch and Data.

Equinix

The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 2008 have been derived from Equinix’s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, Equinix’s independent registered public accounting firm. The selected statements of operations data for the three years ended December 31, 2008 and the balance sheet data as of December 31, 2007 and 2008 were derived from the consolidated financial statements included in Equinix’s

Current Report on Form 8-K as filed with the SEC on June 8, 2009 incorporated herein by reference. The data as of September 30, 2009 and for the nine months ended September 30, 2008 and 2009 are derived from Equinix’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 incorporated herein by reference that include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Equinix for the periods and dates presented. Financial data prior to 2006 is not incorporated herein by reference.

You should read this data together with the audited and unaudited consolidated financial statements of Equinix, including the notes thereto, incorporated herein by reference. For documents incorporated by reference, please see the heading “Where You Can Find More Information” on page 106. Operating results for the nine-month period ended September 30, 2009 do not necessarily indicate the results that can be expected for the year ending December 31, 2009.

	Years Ending December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$163,671	$221,057	$286,915	$419,442	$704,680	$513,997	$639,957

Costs and operating expenses:
Cost of revenues	136,950	158,354	188,379	263,768	414,799	306,453	356,346
Sales and marketing	18,604	20,552	32,619	40,719	66,913	46,650	46,315
General and administrative	32,494	45,110	72,123	105,794	146,564	111,350	111,677
Restructuring charges	17,685	33,814	1,527	407	3,142	799	(6,053)
Gains on asset sales	—	—	(9,647)	(1,338)	—	—	—
Acquisition costs	—	—	—	—	—	—	1,379

Total costs and operating expenses	205,733	257,830	285,001	409,350	631,418	465,252	509,664

Income (loss) from operations	(42,062)	(36,773)	1,914	10,092	73,262	48,745	130,293
Interest income	1,291	3,584	6,627	15,406	8,940	7,820	1,949
Interest expense	(11,572)	(8,905)	(14,630)	(32,014)	(61,677)	(45,179)	(51,619)
Other-than-temporary impairment loss on investments	—	—	—	—	(1,527)	(1,527)	(2,687)
Other income (expense)	76	25	(245)	3,047	1,307	602	3,675
Loss on debt extinguishment and conversion	(16,211)	—	—	(5,949)	—	—	—
Income tax benefit (expense)	(153)	(543)	(439)	(473)	87,619	(400)	(29,902)
Cumulative effect of a change in accounting principle	—	—	376	—	—	—	—

Net income (loss)	$(68,631)	$(42,612)	$(6,397)	$(9,891)	$107,924	$10,061	$51,709

Earnings per share:
Basic	$(3.87)	$(1.78)	$(0.22)	$(0.30)	$2.91	$0.27	$1.35

Weighted average shares—basic	17,719	23,956	28,796	32,595	37,120	36,976	38,270

Diluted	$(3.87)	$(1.78)	$(0.22)	$(0.30)	$2.79	$0.27	$1.32

Weighted average shares— diluted	17,719	23,956	28,796	32,595	41,582	37,854	39,305

	As of December 31,					As of September 30, 2009
	2004	2005	2006	2007	2008
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term and long-term investments	$108,092	$188,855	$156,481	$383,900	$307,945	$627,442
Accounts receivable, net	11,919	17,237	26,864	60,089	66,029	67,589
Property, plant and equipment, net	343,361	438,790	546,395	1,164,613	1,492,830	1,703,009
Total assets	501,798	680,997	771,832	2,182,296	2,434,736	2,962,578
Capital lease and other financing obligations, excluding current portion	34,529	94,653	92,722	93,604	133,031	154,179
Mortgage and loans payable, excluding current portion	—	58,841	96,746	313,915	386,446	394,263
Convertible debt, excluding current portion	122,074	86,250	86,250	631,104	608,510	888,364
Total stockholders’ equity	273,706	288,673	355,028	861,992	916,661	1,134,434

Switch and Data

The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 2008 have been derived from Switch and Data’s and its predecessor’s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, Switch and Data’s independent registered certified public accounting firm. The data as of December 31, 2004, December 31, 2005 and December 31, 2006 are derived from the audited financial statements of Switch and Data’s predecessor, Switch & Data Facilities Company, Inc. The selected statements of operations data for the three years ended December 31, 2008 and the balance sheet data as of December 31, 2007 and 2008 were derived from the consolidated financial statements included in Switch and Data’s Annual Report on Form 10-K for the year ended December 31, 2008 incorporated herein by reference.

The data as of September 30, 2009 and 2008 and for the nine months then ended are derived from Switch and Data’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 incorporated herein by reference that include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Switch and Data for the periods and dates presented. Financial data prior to 2006 is not incorporated herein by reference.

You should read this data together with the audited and unaudited consolidated financial statements of Switch and Data and its predecessor, including their notes, incorporated herein by reference. For documents incorporated by reference, please see the heading “Where You Can Find More Information” on page 106. Operating results for the nine-month period ended September 30, 2009 do not necessarily indicate the results that can be expected for the year ending December 31, 2009.

	Years Ending December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(in thousands, except per share data)
Revenues	$90,461	$104,483	$111,028	$137,530	$171,525	$125,750	$150,013
Costs and operating expenses:
Cost of revenues, exclusive of depreciation and amortization	42,703	53,896	59,537	70,986	90,122	65,741	74,687
Sales and marketing	10,765	9,846	12,324	16,313	19,670	14,677	15,130
General and administrative	9,768	9,568	10,374	15,039	17,659	13,096	14,157
Depreciation and amortization	27,163	29,869	23,459	25,584	30,716	20,762	30,237
Lease litigation settlements	6,629	—	—	2,600	—	—	700
Asset impairments	826	145	1,842	—	—	—	—

Total cost and operating expenses	97,854	103,324	107,536	130,522	158,167	114,276	134,911

Operating income (loss)	(7,393)	1,159	3,492	7,008	13,358	11,474	15,102
Interest income	140	106	77	1,808	1,587	1,513	45
Interest expense	(5,374)	(9,356)	(14,812)	(6,622)	(19,193)	(8,866)	(11,229)
Loss from debt extinguishment	(409)	(769)	—	(2,809)	(695)	(695)	—
Other income (expense)	62	183	(34)	(305)	(768)	(654)	(486)

Income (loss) from continuing operations before minority interest and income taxes	(12,974)	(8,677)	(11,277)	(920)	(5,711)	2,772	3,432
Minority interest in net income (loss) of consolidated partnership	(381)	—	—	—	—	—	—
Provision for income taxes	(63)	(69)	—	(263)	(1,324)	(1,325)	(950)

Income (loss) from continuing operations	(13,418)	(8,746)	(11,277)	(1,183)	(7,035)	1,447	2,482
Income (loss) from discontinued operations	(54)	(2,528)	(444)	397	—	—	—

Net income (loss)	(13,472)	(11,274)	(11,721)	(786)	(7,035)	1,447	2,482

Preferred stock accretions and dividends	(16,938)	(33,691)	(13,530)	(227,522)	—	—	—

Net income (loss), attributable to common stockholders	$(30,410)	$(44,965)	$(25,251)	$(228,308)	$(7,035)	$1,447	$2,482

Income (loss) per share—basic:
Continuing operations, attributable to common stockholders	$(0.28)	$(0.39)	$(0.23)	$(5.49)	$(0.20)	$0.04	$0.07
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$0.01	$—	$—	$—

Net income (loss), attributable to common stockholders	$(0.28)	$(0.42)	$(0.23)	$(05.48)	$(0.20)	$0.04	$0.07

Weighted average shares outstanding— basic	107,787	107,787	107,545	41,626	34,369	34,417	34,565
Income (loss) per share—diluted:
Continuing operations, attributable to common stockholders	$(0.28)	$(0.39)	$(0.23)	$(5.49)	$(0.20)	$0.04	$0.07
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$0.01	$—	$—	$—

Net income (loss), attributable to common stockholders	$(0.28)	$(0.42)	$(0.23)	$(5.48)	$(0.20)	$0.04	$0.07

Weighted average shares outstanding—diluted	107,787	107,787	107,545	41,626	34,369	34,417	34,799

	As of December 31,					As of September 30, 2009
	2004	2005	2006	2007	2008
	(in thousands)
Cash and cash equivalents	$13,707	$10,417	$3,671	$45,595	$14,706	$22,638
Total assets	152,250	163,222	152,056	232,690	358,865	393,149
Long-term obligations	65,291	153,602	151,816	72,160	191,748	217,426
Redeemable preferred stock	206,875	180,644	194,174	—	—	—
Total stockholders’ equity (deficit)	(144,866)	(189,360)	(214,320)	125,055	120,921	130,297

SELECTED UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL DATA

We are providing the following summary unaudited pro forma combined consolidated condensed financial information to provide you with a better picture of what the results of operations and the financial position of Equinix’s and Switch and Data’s business might have looked like had the acquisition occurred on January 1, 2008 for statement of operations purposes and as of September 30, 2009 for balance sheet purposes. This information is provided for illustrative purposes only and is not necessarily indicative of what our results of operations or financial position would have been if those transactions actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what our future consolidated operating results or consolidated financial position will be. The “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” are located below beginning on page 82.

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
	(in thousands, except per share amounts)
Unaudited pro forma combined statement of operations data:

Revenues	$876,205	$789,970

Costs and operating expenses:
Cost of revenues	543,502	466,032
Sales and marketing	98,433	70,333
General and administrative	167,185	129,116
Restructuring charges	3,142	(6,053)
Acquisition costs	—	1,059

Total costs and operating expenses	812,262	660,487

Income from operations	63,943	129,483

Interest income	2,673	633
Interest expense	(63,975)	(54,366)
Other-than-temporary impairment loss on investments	(1,527)	(2,687)
Other income	539	3,189
Loss on debt extinguishment and conversion	(695)	—

Income before income taxes	958	76,252
Income tax benefit (expense)	95,430	(27,519)

Net income	$96,388	$48,733

Earnings per share:
Basic earnings per share	$2.27	$1.12

Weighted-average shares	42,489	43,639

Diluted earnings per share	$2.05	$1.09

Weighted-average shares	47,103	44,822

As of September 30, 2009
(in thousands)
Unaudited pro forma combined balance sheet data:
Cash, cash equivalents and short-term and long-term investments	$366,553
Accounts receivable, net	79,131
Working capital	147,454
Property, plant and equipment, net	2,162,419
Total assets	3,706,609
Capital lease and other financing obligations, excluding current portion	212,468
Mortgage and loans payable, excluding current portion	394,263
Convertible debt	888,364
Total stockholders’ equity	1,713,139

COMPARATIVE PER SHARE DATA

The following table presents Equinix’s and Switch and Data’s unaudited historical per share and combined pro forma per share data after giving effect to the acquisition using the acquisition method of accounting. The pro forma data does not purport to be indicative of the results of future operations or the results that would have occurred had the acquisition been consummated at the beginning of the periods presented. The information set forth below should be read in conjunction with Equinix’s and Switch and Data’s historical consolidated financial statements and notes incorporated herein by reference. The unaudited pro forma combined and unaudited pro forma equivalent per share data combine Equinix’s and Switch and Data’s results of operations for the year ended December 31, 2008, Equinix’s and Switch and Data’s results of operations for the nine months ended September 30, 2009, with Equinix’s and Switch and Data’s financial position at September 30, 2009. No cash dividends have ever been declared or paid on Equinix’s or Switch and Data’s common stock.

	Equinix
	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Historical per common share:
Earnings per share—basic	$2.91	$1.35

Earnings per share—diluted	$2.79	$1.32

Net book value per share (1)	$24.29	$29.10

	Switch and Data
	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Historical per common share data:
Earnings per share—basic and diluted	$(0.20)	$0.07

Net book value per share (1)	$3.50	$3.77

	Combination
	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Pro forma combined per common share data:
Earnings per combined company’s share—basic	$2.27	$1.12

Earnings per combined company’s share—diluted	$2.05	$1.09

Net book value per combined company’s share (1)		$38.63

	Switch and Data Equivalent
	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Pro forma equivalent combined per common share data (2):
Earnings per combined company’s share—basic	$0.44	$0.22

Earnings per combined company’s share—diluted	$0.40	$0.21

Net book value per combined company’s share (1)		$7.50

(1)	Equinix’s and Switch and Data’s historical net book value per share of common stock is computed by dividing stockholders’ equity at the period end by the number of shares of common stock outstanding at the respective period end. The pro forma net book value per share of common stock of the combined company is computed by dividing the pro forma combined stockholders’ equity by the pro forma number of shares of Equinix’s common stock outstanding at the respective period end assuming the combination had occurred as of that date.
(2)	The equivalent pro forma per share data is calculated by multiplying the respective pro forma per share data by the exchange ratio for Switch and Data of 0.19409.

MARKET PRICE AND DIVIDEND INFORMATION

Equinix Common Stock

Shares of Equinix common stock and Switch and Data common stock are each listed and principally traded on The Nasdaq Stock Market. Equinix’s symbol is “EQIX” and Switch and Data’s symbol is “SDXC.” The following table sets forth, for the periods indicated, the high and low intra-day sales prices per share of Equinix common stock and Switch and Data common stock, in each case as reported on The Nasdaq Stock Market.

	Equinix Common Shares		Switch and Data Common Shares
	Market Price		Market Price
	High	Low	High	Low
2007
First Quarter	$90.28	$71.95	$22.00	$17.00
Second Quarter	$93.37	$76.64	$19.72	$16.08
Third Quarter	$98.33	$80.38	$21.08	$13.84
Fourth Quarter	$121.13	$88.49	$21.06	$14.87
2008
First Quarter	$102.74	$57.26	$16.06	$8.43
Second Quarter	$101.00	$66.72	$18.54	$9.56
Third Quarter	$95.23	$63.45	$18.17	$9.79
Fourth Quarter	$69.08	$32.72	$12.44	$3.92
2009
First Quarter	$63.06	$41.36	$9.28	$5.15
Second Quarter	$77.95	$55.05	$14.00	$8.50
Third Quarter	$94.90	$63.39	$14.98	$10.01
Fourth Quarter (through December 18, 2009)	$108.14	$84.59	$20.43	$12.99

The following table shows the closing share prices of Equinix common stock and Switch and Data common stock as reported on The Nasdaq Stock Market on October 21, 2009, the last practicable full trading day before the public announcement of the signing of the Merger Agreement, and on December 18, 2009, the last full trading day before the date of this proxy statement/prospectus. The table also sets forth the value of the Equinix common stock that a Switch and Data stockholder would have received for one share of Switch and Data common stock, assuming that the transaction had occurred on those dates. The numbers have been calculated by multiplying the closing share price of Equinix common stock as of the specified date by the exchange ratio of 0.19409 and assume that the merger consideration received consists exclusively of Equinix common stock. The actual value of the Equinix common stock that a stockholder will receive on the date of the transaction may be higher or lower than the prices set forth below.

	Equinix Common Stock	Switch and Data Common Stock	Value of Equinix Common Stock Received
October 21, 2009	$97.75	$14.40	$18.97
December 18, 2009	$106.49	$19.95	$20.67

Stockholders

Equinix

As of September 30, 2009, Equinix had issued and outstanding 38,983,344 shares of our common stock held by approximately 234 registered holders.

Switch and Data

As of September 30, 2009, Switch and Data had issued and outstanding 34,580,077 shares of its common stock held by approximately 66 registered holders.

Dividends

Neither Equinix nor Switch and Data has ever declared or paid cash dividends on their respective capital stock. The combined company currently expects to retain future earnings, if any, for use in the operations and expenses of our business and does not anticipate paying any cash dividends in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Equinix and Switch and Data make forward-looking statements in this proxy statement/prospectus and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to the benefits of the merger, including anticipated synergies and cost savings estimated to result from the merger;

•	statements relating to future business prospects, number of customers, revenue, income and financial condition; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect management judgments based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability to obtain governmental approvals of the merger on the proposed terms and time schedule, and without the imposition of significant conditions, obligations or restrictions;

•	the risk that the businesses will not be integrated successfully;

•	the risk that expected cost savings from the merger may not be fully realized within the expected time frames or at all;

•	the risk that the combined company’s revenues following the merger may be lower than expected;

•	the effects of vigorous competition in the markets in which Equinix and Switch and Data operate;

•

the possibility of one or more of the markets in which Equinix and Switch and Data compete being impacted by changes in political or other factors such as monetary policy, legal and regulatory changes or other external factors over which they have no control;

•	dilution to stockholders of the combined company as a result of any financing that involves equity or equity-linked securities;

•	changes in general economic and market conditions; and

•

other risks described in this proxy statement/prospectus under “Risk Factors” beginning on page 24 or described in Equinix’s and Switch and Data’s filings with the SEC incorporated by reference into this proxy statement/prospectus.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither Equinix nor Switch and Data undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Equinix and Switch and Data. See “Where You Can Find More Information” beginning on page 106 for a list of the documents incorporated by reference.

RISK FACTORS

Switch and Data stockholders should consider the following matters in deciding whether to vote in favor of the proposed merger. In addition, you should read and consider the risks associated with each of the businesses of Equinix and Switch and Data. Descriptions of the risk factors specific to each of the companies’ respective businesses can be found in the documents that have been filed by each company with the SEC, and are incorporated by reference into this document. Please see “Where You Can Find More Information” beginning on page 106.

You cannot be certain of the form of merger consideration that you will receive.

Under the terms of the Merger Agreement, in certain circumstances, a Switch and Data stockholder may receive a combination of cash and Equinix common stock even if such stockholder made an election to receive only cash or only Equinix common stock. The Merger Agreement provides that the overall consideration to be paid by Equinix in the merger will consist of 80% of Equinix common stock and 20% of cash. If holders of more than 80% of the non-dissenting shares of Switch and Data common stock outstanding immediately prior to completion of the merger make Stock Elections, such stockholders will receive only a prorated portion of the merger consideration to which they are entitled in Equinix common stock, and the remaining portion will be paid in cash. If holders of more than 20% of non-dissenting shares of Switch and Data common stock outstanding immediately prior to completion of the merger make Cash Elections, such stockholders will receive only a prorated portion of the merger consideration to which they are entitled in cash, and the remaining portion will be paid in Equinix common stock. Accordingly, regardless of whether you make a Stock Election, a Cash Election or no election, you may receive a portion of the merger consideration in cash or stock, which could result in tax consequences that differ from those that would have resulted had you received only the form of consideration which you elected to receive. In addition, the Merger Agreement contains a Cash/Stock Adjustment Mechanism designed to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. To the extent necessary to achieve this treatment, the Cash/Stock Adjustment Mechanism will result in the merger consideration being further adjusted such that a portion of the merger consideration otherwise payable to Switch and Data stockholders in cash is instead paid in Equinix common stock. See “The Merger Agreement—Proration Procedures” beginning on page 64.

The shares of Equinix common stock to be received by Switch and Data stockholders in the merger will fluctuate in value.

Upon the completion of the transaction, each Switch and Data common share outstanding immediately prior to the transaction will be converted into the right to receive (i) 0.19409 shares of Equinix common stock, (ii) $19.06 per share in cash or (iii) a combination of Equinix common stock and cash. The exchange ratio is a fixed exchange ratio, meaning that with respect to the stock portion of the merger consideration, Switch and Data stockholders will receive 0.19409 shares of Equinix common stock for each share of Switch and Data common stock owned regardless of the trading price of Equinix common stock at the effective time of the merger. The Merger Agreement does not provide for any price-based termination right for either party. Accordingly, the market value of the shares of Equinix common stock that Equinix issues and that Switch and Data stockholders will be entitled to receive when the parties complete the merger will depend on the market value of shares of Equinix common stock at the time that the parties complete the merger and could vary significantly from the market value on the date of this proxy statement/prospectus or the date of the Switch and Data special meeting. There can be no assurance as to this value, which could fluctuate as a result of changes in the business, operations or prospects of Equinix or market assessments of the impact of the merger. The market value of Equinix common stock will continue to fluctuate after the completion of the merger.

Switch and Data stockholders are urged to obtain current trading prices for Equinix common stock. For historical market prices of shares of Equinix common stock, see “Market Price and Dividend Information” on page 21. The closing sale price of Equinix common stock on The Nasdaq Stock Market was $106.49 on December 18, 2009, the last practicable date for such determination prior to the filing of this document.

The anticipated benefits of the merger, including anticipated cost savings, may not be realized fully or at all or may take longer to realize than expected.

The merger involves the integration of two companies that have previously operated independently. Due to legal restrictions, Equinix and Switch and Data are able to conduct only limited planning regarding the integration of the two companies prior to the completion of the merger. Equinix will be required to devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect Equinix’s business, financial results, financial condition and stock price following the merger.

Equinix expects the combined company to realize cost savings and other financial and operating benefits from the merger. There can be no assurance, however, regarding if, when or the extent to which the combined company will be able to realize these cost savings and benefits. Additionally, as a condition to their approval of the merger, regulatory agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. If Equinix and Switch and Data were to agree to these requirements, limitations, costs, divestitures or restrictions, the ability to realize the anticipated benefits of the merger could be impaired. See “The Merger—Regulatory Matters” beginning on page 57.

Future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this proxy statement/prospectus.

Equinix’s future results may be materially different from those shown in the unaudited pro forma financial statements presented in this proxy statement/prospectus that show only a combination of Equinix’s and Switch and Data’s historical results. Equinix expects to incur significant costs associated with completing the merger and combining the operations of the two companies, and the exact magnitude of these costs is not yet known. Furthermore, these costs may decrease capital that could be used by Equinix for income-earning investments in the future.

Uncertainty about the merger and diversion of management could harm Switch and Data, whether or not the merger is completed.

In response to the announcement of the merger, existing or prospective customers of Switch and Data may delay or defer purchasing decisions, or they may seek to change their existing business relationship with Switch and Data. In addition, as a result of the merger, current and prospective employees may experience uncertainty about their future with Switch and Data, which could result in the loss of key personnel. Completion of the merger will also require a significant amount of time and attention from Switch and Data’s management. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships, which could adversely affect the value of the combined company.

The ability to complete the merger is subject to the receipt of consents and approvals from governmental entities, which may impose conditions that could have an adverse effect on Equinix or Switch and Data or cause either party to abandon the merger.

In deciding whether to grant antitrust and competition approvals, various governmental entities will consider the effect of the merger on competition within their relevant jurisdictions. The terms and conditions of the approvals that are granted, if accepted, may impose requirements, limitations or costs or place restrictions on the conduct of Equinix’s business following the merger. See “The Merger—Regulatory Matters” beginning on page 57.

Neither Equinix nor Switch and Data can provide any assurance that either company will obtain the necessary approvals or that any other conditions, terms, obligations or restrictions sought to be imposed, if accepted, would not have an adverse effect on Equinix following the merger. In addition, neither Equinix nor Switch and Data can provide any assurance that any conditions, terms, obligations or restrictions proposed or requested by governmental entities will not result in the delay or abandonment of the merger. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75.

Failure to complete the merger could adversely affect Switch and Data’s stock price and its future business and financial results.

Completion of the merger is conditioned upon, among other things, the receipt of certain antitrust approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of Switch and Data’s stockholders. There is no assurance that the parties will receive the necessary approvals or satisfy the other conditions to the completion of the merger. Failure to complete the proposed merger would prevent Equinix and Switch and Data from realizing the anticipated benefits of the merger. Each company would also remain liable for significant transaction costs, including legal, financial advisory and accounting fees. Under certain circumstances, Switch and Data is also required to pay Equinix a termination fee of $26,757,615. In addition, the market price of each company’s common stock may reflect various market assumptions as to whether the merger will occur. Consequently, the failure to complete the merger could result in significant changes in the respective market prices of Equinix’s and Switch and Data’s common stock.

Any delay in completion of the merger may significantly reduce the benefits expected to be obtained from the merger.

In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of Equinix and Switch and Data that may prevent, delay or otherwise adversely affect completion of the merger. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75 and “The Merger—Regulatory Matters” beginning on page 57. Equinix and Switch and Data cannot predict with certainty whether and when these other conditions will be satisfied. In addition, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may significantly reduce the cost savings and other financial and operating benefits that Equinix expects to achieve if the merger is successfully completed within the expected time frame and Switch and Data’s business is successfully integrated.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Equinix and Switch and Data expect to incur significant costs associated with completing the merger and combining the operations of the two companies. The exact magnitude of these costs is not yet known. In addition, there may be unanticipated costs associated with the integration. Although Equinix and Switch and Data expect that the elimination of duplicative costs and other efficiencies may offset incremental transaction and merger-related costs over time, these benefits may not be achieved in the near term, or at all.

The Merger Agreement contains provisions that could discourage a potential alternative acquiror that might be willing to pay more to acquire Switch and Data.

The Merger Agreement contains “no shop” provisions that restrict Switch and Data’s ability to solicit or facilitate proposals regarding a merger or similar transaction with another party. Further, there are only limited exceptions to Switch and Data’s agreement that its board of directors will not withdraw or adversely modify its recommendation regarding the Merger Proposal. In addition, Switch and Data’s board of directors is not permitted to terminate the Merger Agreement in response to an unsolicited third-party proposal to acquire Switch and Data, even if Switch and Data’s board of directors determines such proposal to be more favorable than the merger with Equinix. Instead, Switch and Data is required to submit the Merger Proposal to a vote of its stockholders even if its board of directors determines to recommend against it, and in such circumstance would be permitted to terminate the Merger Agreement only if its stockholders fail to approve the Merger Proposal at the special meeting. Under certain circumstances, Switch and Data is also required to pay Equinix a termination fee of $26,757,615 in connection with a termination of the Merger Agreement by either Equinix or Switch and Data. We describe these provisions under “The Merger Agreement—Termination” beginning on page 76 and “The Merger Agreement—Termination Fee Payable by Switch and Data” beginning on page 76.

These provisions could discourage a potential third-party acquiror from considering or proposing an alternative acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential third-party acquiror proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Switch and Data’s 2008 Credit Facility will need to be repaid or refinanced in connection with the merger.

As a result of the merger, Switch and Data’s outstanding borrowings under its Fourth Amended and Restated Credit Agreement dated March 27, 2008 with Royal Bank of Canada, as administrative agent and collateral agent, General Electric Capital Corporation, as syndication agent, and the various lenders named therein or as may be appointed from time to time, as amended (the “2008 Credit Facility”), will be required to be repaid or refinanced concurrently with or prior to the completion of the merger due to change of control provisions contained in Switch and Data’s credit agreement. As of September 30, 2009, the aggregate principal amount of Switch and Data’s outstanding indebtedness under the 2008 Credit Facility was approximately $142.5 million. Equinix expects to repay or refinance Switch and Data’s outstanding debt concurrently with or prior to the completion of the merger.

Switch and Data’s directors, executive officers and certain of its significant stockholders have potential conflicts of interest in the merger.

Executive officers of Equinix and Switch and Data negotiated the terms of the Merger Agreement and the Switch and Data board of directors has approved and recommended that its stockholders vote to approve the merger.   In considering these facts and the other information contained in this document, you should be aware that Switch and Data’s directors and executive officers have economic interests in the merger that are different from, or in addition to, the interests of Switch and Data stockholders generally. This difference of interests stems from: the equity awards held by such persons; the retention bonuses offered to such persons; the change of control severance arrangements covering certain of such persons under which they are entitled to severance payments; for Keith Olsen, Switch and Data’s Chief Executive Officer, the accelerated vesting of his equity awards if he is terminated within one year of the merger’s closing date; Equinix’s obligation under the Merger Agreement to indemnify Switch and Data’s directors and executive officers following the merger; and the appointment of William Luby as a member of the Equinix board of directors following the consummation of the merger. These and other material interests of Switch and Data’s directors and executive officers are described under “The Merger—Interests of Switch and Data’s Directors and Executive Officers” beginning on page 50.

The opinion obtained by Switch and Data from its financial advisor does not and will not reflect changes in circumstances subsequent to the date of the Merger Agreement.

On October 21, 2009, Raymond James rendered its opinion to the Switch and Data board of directors regarding the fairness, from a financial point of view of the merger consideration to be received by holders of Switch and Data common stock in connection with the proposed merger as of October 21, 2009. Switch and Data has not obtained and will not obtain an updated opinion.

Fluctuations in Equinix’s stock price, changes in its operations and prospects, changes in general market and economic conditions and other factors beyond the control of Switch and Data, and on which the opinion was based, may alter the value of the merger consideration or the price of shares of Equinix common stock by the time the merger is completed. The opinion rendered by Raymond James does not speak to the time when the merger will be completed or to any date other than the date of such opinion. As a result, the opinion rendered by Raymond James does not and will not address the fairness, from a financial point of view of the merger consideration to be received by holders of Switch and Data common stock in connection with the proposed merger at the time the merger is completed. For a more complete description of the opinion rendered by Raymond James, see “Opinion of Switch and Data’s Financial Advisor” beginning on page 41.

The trading price of shares of Equinix common stock after the merger may be affected by factors different from those affecting the price of shares of Equinix common stock or shares of Switch and Data common stock before the merger.

When the merger is completed, holders of Switch and Data common stock who do not receive merger consideration consisting exclusively of cash will become holders of Equinix common stock. The results of operations of Equinix, as well as the trading price of Equinix common stock, after the merger may be affected by factors different from those currently affecting Equinix’s and Switch and Data’s results of operations and the trading prices of Equinix and Switch and Data common stock. For a discussion of the businesses of Equinix and Switch and Data and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 106.

Lawsuits have been filed against Switch and Data, members of Switch and Data’s board of directors, Sundance Acquisition Corporation and Equinix challenging the merger, and an unfavorable judgment or ruling in any of these lawsuits could prevent or delay the consummation of the merger, result in substantial costs or both.

Switch and Data, its directors, Sundance Acquisition Corporation and Equinix have been named in purported stockholder class action complaints filed in the Delaware Chancery Court, in Florida state court, and in Florida federal court. The complaints allege, among other things, that Switch and Data’s directors breached their fiduciary duties by entering into the Merger Agreement without first taking steps to obtain adequate, fair and maximum consideration for Switch and Data’s stockholders, by structuring the transaction to benefit themselves at the expense of Switch and Data stockholders, by timing the merger to take advantage of the recent downturn in Switch and Data’s share price to sell Switch and Data at an illusory premium, by making material misstatements and/or failing to disclose all material information in this proxy statement/prospectus, and that the corporate defendants have aided and abetted such breaches by Switch and Data’s officers and directors. The plaintiffs are seeking both an injunction prohibiting the merger and unspecified damages.

One of the conditions to the closing of the merger is that there not be any legal prohibition preventing the consummation of the merger, which would include the injunctions sought by the plaintiffs in these cases if any of them were to be granted. As a result, if any of the plaintiffs are successful in obtaining the injunctions they seek, the merger may be blocked or delayed, or there could be substantial costs to Equinix and/or Switch and Data. It is possible that other similar lawsuits may be filed in the future. Switch and Data cannot estimate any possible loss from this or similar future litigation at this time. Switch and Data has obligations under certain circumstances to hold harmless and indemnify each of the defendant directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and Switch and Data’s certificate of incorporation, bylaws and contractual agreements with certain of its directors.

THE MERGER

Background of the Merger

Over the years, including prior to Switch and Data’s initial public offering in 2007, its board of directors and management have regularly evaluated its business and operations, as well as its long-term strategic goals and alternatives to maximize stockholder value in light of changing business and market conditions. Switch and Data’s board of directors has regularly examined potential strategic acquisitions or combinations, including a potential business combination with Equinix in 2006. These discussions, however, were terminated prior to Switch and Data’s initial public offering in early 2007, because the expected value of Switch and Data following the initial public offering significantly exceeded the value that Equinix had indicated it would be willing to offer.

In January 2009, a representative of Switch and Data was approached by a privately-held firm in its industry based outside of the United States (the “International Party”) to explore whether a business combination might be feasible. A non-disclosure agreement was executed on March 17, 2009. The parties conducted due diligence and had a number of conversations regarding a potential business combination during the period between January 2009 and September 26, 2009.

On April 8, 2009, Keith Olsen, Switch and Data’s Chief Executive Officer, and the Chief Executive Officer of the International Party met at the offices of Holland & Knight LLP, Switch and Data’s outside counsel, in Tampa, Florida to discuss the possible strategic fit of the two entities.

On April 23, 2009, Switch and Data’s board of directors had a meeting during which it discussed, among other things, a potential business combination with the International Party. Mr. Olsen updated the board of directors with regard to the discussions at the April 8, 2009 meeting with the International Party and indicated that further discussions and due diligence would be required to evaluate the merits of a potential business combination.

In late April 2009, prior to Piper Jaffray being engaged as Switch and Data’s financial advisor, an Equinix representative indicated an interest in meeting with Switch and Data during a discussion with a representative of Piper Jaffray. The representative of Piper Jaffray delivered this request to William K. Luby, the chairman of Switch and Data’s board of directors.

On May 4, 2009, Stephen M. Smith, the Chief Executive Officer and President of Equinix, Keith D. Taylor, the Chief Financial Officer of Equinix, Mark Adams, the Chief Development Officer of Equinix, and Mr. Luby met at Mr. Luby’s offices in New York, New York. These discussions were conceptual in nature. Mr. Smith asked Mr. Luby if Switch and Data would be interested in considering a business combination. Mr. Luby indicated that Switch and Data was not for sale, but that he would discuss the situation with the Switch and Data board of directors and respond to Mr. Smith during the week of May 11, 2009.

On May 7, 2009, the Nominating and Corporate Governance Committee of Switch and Data’s board of directors had a telephonic meeting to discuss Equinix’s inquiry, including the combined company’s potential synergies and market position, and authorized Mr. Luby to conduct further preliminary discussions with Equinix.

On May 14, 2009, Mr. Luby contacted Mr. Smith and indicated that Switch and Data would be willing to proceed with discussions but reiterated that Switch and Data was not for sale.

On May 15, 2009, representatives of Switch and Data and the International Party met to discuss a potential transaction between the two companies. The discussion focused on the operating results and growth plans of each of the companies and high level business due diligence pertaining to the potential advantages to the parties from a business combination.

On May 19, 2009, Mr. Smith contacted Mr. Luby and indicated that Equinix’s board of directors had determined to break off discussions because Equinix’s management was focused on other priorities.

On May 26, 2009, Switch and Data’s board of directors had a telephonic meeting to discuss a potential business combination with the International Party. Switch and Data’s management discussed certain financial data regarding the International Party and the expected deal structure for a potential transaction, which was a merger of equals in which Switch and Data would be the surviving company, structured as a stock-for-stock exchange with no cash component. The Switch and Data board of directors discussed the need for post-transaction financing. The board of directors authorized management to proceed with discussions regarding such a transaction.

On June 3, 2009, George Pollock, Jr., Switch and Data’s Senior Vice President and Chief Financial Officer, had a telephonic meeting with the International Party’s chief financial officer and one of the International Party’s financial advisors to discuss the likelihood of obtaining financing for operations after a potential business combination and certain diligence questions regarding the International Party’s finances and operations.

On June 9, 2009, Mr. Luby and George Kelly, a director of Switch and Data, met with the Chief Executive Officer of the International Party and the International Party’s financial advisors to discuss financing for operations after a potential business combination and to tour certain of the International Party’s facilities. This same group, other than Mr. Kelly, also met with a financial institution to discuss potential financing for the combined Switch and Data-International Party organization.

On July 8, 2009, Mr. Smith contacted Mr. Luby and stated that Equinix wished to resume discussions with Switch and Data. Mr. Luby discussed this development with members of the Switch and Data board of directors and Holland & Knight LLP. After these discussions, he agreed to meet with Mr. Smith.

Also on July 9, 2009, Piper Jaffray began acting as a financial advisor for Switch and Data.

On July 13, 2009, Switch and Data’s board of directors had a telephonic meeting to discuss the status of negotiations and next steps with regard to a potential transaction with the International Party. Mr. Luby advised the board of directors that a meeting was scheduled with the International Party for July 16, 2009. Mr. Luby also updated the board of directors on discussions with Equinix.

On July 14, 2009, Equinix and Switch and Data executed a non-disclosure agreement.

On July 16, 2009, Mr. Smith, Mr. Adams, Mr. Luby, Mr. Olsen and representatives of J.P. Morgan and Piper Jaffray met in New York, New York to discuss a potential business combination. The parties agreed to begin a mutual due diligence process to determine whether a transaction was feasible. No offer was made, but Mr. Smith communicated that Equinix would be willing to pay a 20-30% premium to Switch and Data’s then-current stock price and also indicated that he expected that the majority of such consideration would be in the form of Equinix common stock. Mr. Smith also requested that Switch and Data grant Equinix exclusivity during the course of their negotiations.

Also on July 16, 2009, representatives of Switch and Data, the Chief Executive Officer of the International Party and one of the International Party’s financial advisors had a series of separate meetings with a number of financial institutions regarding potential financing for the combined Switch and Data-International Party organization.

On July 17, 2009, the Finance Committee of Switch and Data’s board of directors met and discussed the July 16, 2009 meetings. The Finance Committee determined that it was in Switch and Data’s best interests to keep discussions with both parties active and to continue discussions with Equinix, but not to grant Equinix exclusivity.

On July 20, 2009, representatives of Piper Jaffray had a conference call with representatives of Equinix and J.P. Morgan regarding the planning for Equinix’s due diligence review of Switch and Data.

On July 23, 2009, Switch and Data’s board of directors met and discussed, among other things, the potential transactions with Equinix and the International Party. These discussions included the relative expected benefits from each of the transactions and continuing as a standalone company, short-term versus long-term stockholder value, the fiduciary obligations of the board of directors and the status and timing of due diligence for the proposed transactions. The board of directors determined to continue to analyze all of the alternatives. The board of directors agreed to continue negotiations with both Equinix and the International Party.

Also on July 23, 2009, Equinix and Switch and Data executed an amended and restated non-disclosure agreement, which modified the July 14, 2009 non-disclosure agreement by adding a one-year standstill provision and a two-year employee non-solicitation provision.

During the period from August 5, 2009 to August 30, 2009, representatives of each of Equinix and the International Party and their respective financial advisors conducted a number of telephonic due diligence reviews with respect to Switch and Data’s finances and operations, and representatives of Switch and Data and its respective financial advisors conducted similar due diligence reviews on Equinix’s and the International Party’s finances and operations.

On August 21, 2009, representatives of Piper Jaffray and the International Party and its financial advisors had a conference call during which Switch and Data’s representatives conducted a telephonic due diligence review of the International Party’s finances and operations and the parties discussed certain matters related to relative valuation and post-transaction pro forma ownership (i.e., the relative percentage ownership of the combined organization by the stockholders of Switch and Data and the International Party, respectively).

On August 24, 2009, Mr. Luby, representatives of Piper Jaffray and the International Party’s Chief Executive Officer and its financial advisors met in New York, New York to conduct a due diligence review of the International Party’s finances and operations and to negotiate post-transaction pro forma ownership of a combined Switch and Data-International Party organization.

On August 25, 2009, Equinix (represented by Messrs. Smith, Taylor and Adams, Brandi Galvin Morandi, Equinix’s General Counsel and Secretary, Peter Ferris, Equinix’s President, Equinix U.S., Mick Markham, Equinix’s Director, Market Analysis, Corporate Development & Strategy and Andrew Rigoli, Senior Director of Corporate Development & Strategy), Switch and Data (represented by Mr. Olsen, Mr. Pollock and Clayton Mynard, Switch and Data’s Vice President, General Counsel and Secretary) and representatives of J.P. Morgan and Piper Jaffray met in Dallas, Texas to review and discuss Switch and Data’s finances and operations.

On August 28, 2009, Mr. Smith submitted to Mr. Luby a proposed non-binding letter of intent that reflected the following consideration for each share of Switch and Data common stock: (i) 0.19276 shares of common stock of Equinix; (ii) $16.35 in cash or (iii) a combination of Equinix common stock and cash. As with the merger consideration that was ultimately agreed to, this proposal was structured so as to allow Switch and Data stockholders to elect between stock consideration and cash consideration, with proration procedures designed to attain an overall consideration mix of 80% stock and 20% cash. Based on Equinix’s closing price of $84.82 per share on August 27, 2009, this proposal implied a value of $16.35 per share of Switch and Data’s common stock, which was a premium of 20.0% to Switch and Data’s closing price of $13.62 per share on that day. The proposed letter of intent also provided that:

•

For a 30-day period, Switch and Data would not conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any person or entity other than Equinix regarding a third party acquisition.

•

All of Switch and Data’s outstanding stock options, performance-based restricted stock and other equity awards would roll over into equity awards in respect of Equinix’s stock (with substantially similar vesting) and not be accelerated by virtue of the merger.

•	Switch and Data’s board of directors would recommend that its stockholders vote in favor of the merger, subject to a customary “fiduciary out.”

•

After the signing of a merger agreement, subject to a customary “fiduciary out,” Switch and Data would not, directly or indirectly, solicit, initiate or encourage any acquisition proposal from, or, subject to fiduciary obligations, enter into discussions with or provide confidential information to, any third party that has made or is considering making an acquisition proposal.

•	Switch and Data would pay a break-up fee equal to 3.5% of the aggregate consideration payable in the transaction in certain circumstances.

•

All of Switch and Data’s directors and executive officers, along with The CapStreet Group and Seaport Capital, would retain their shares between signing and closing and vote their shares in favor of the merger and otherwise take all actions necessary to expeditiously close the transaction, including voting their shares against any alternative proposals.

•	The CapStreet Group and Seaport Capital would agree to a 180-day lock-up of their Equinix shares following the closing of the merger.

On September 1, 2009, Switch and Data’s board of directors had a telephonic meeting with representatives of Piper Jaffray to discuss Equinix’s August 28, 2009 letter of intent, the current proposed transaction terms with Equinix, the current state of negotiations with Equinix and the International Party and the alternatives available to Switch and Data, which consisted of remaining independent, completing a transaction with Equinix and combining with the International Party. Piper Jaffray then presented to the board of directors a preliminary analysis of: (i) Switch and Data as a standalone company; (ii) a comparative analysis of a combination with Equinix; and (iii) a comparative analysis of a combination with the International Party. After discussion, the board of directors instructed Piper Jaffray to seek a higher valuation from Equinix and to inform Equinix that its request for exclusivity had been rejected.

On September 2, 2009, representatives of J.P. Morgan and Piper Jaffray had a conference call regarding the proposed transaction terms contained in the August 28, 2009 letter of intent. Piper Jaffray advised that Equinix needed to increase the consideration from that proposed in its August 28, 2009 letter of intent, and indicated that Switch and Data was not willing to agree to exclusivity at that time.

On September 4, 2009, Mr. Luby and Switch and Data’s management had a telephonic meeting with representatives of Piper Jaffray to discuss the August 28, 2009 letter of intent, the current proposed transaction terms with Equinix, the current state of negotiations and the alternatives available to Switch and Data that had been discussed at its September 1, 2009 board meeting.

Also on September 4, 2009, Mr. Smith communicated to Mr. Luby that Equinix was not willing to increase the consideration proposed in its August 28, 2009 letter of intent at that time, but that it would consider a counter-offer from Switch and Data.

On September 8, 2009, Switch and Data’s board of directors had a telephonic meeting with representatives of Piper Jaffray to discuss the August 28, 2009 letter of intent and the status of negotiations with Equinix. Mr. Luby informed the other directors that Equinix was not willing to increase the consideration proposed in its August 28, 2009 letter of intent at that time, but that it would consider a counter-offer from Switch and Data. Representatives of Piper Jaffray made a presentation to the board of directors summarizing and commenting on the potential transactions with Equinix and the International Party. Mr. Olsen and Mr. Pollock then commented on the potential cost savings synergies in the Equinix transaction, projections for the potential transaction with the International Party, and execution and market risks for both transactions. Mr. Olsen further commented on Switch and Data’s goals, plans and projections as a standalone entity. The board of directors then considered the value of Switch and Data as a standalone entity as compared to the value presented by the Equinix transaction. The board of directors also discussed the advantages and disadvantages of a cash transaction versus a stock transaction.

On September 9, 2009, Switch and Data’s board of directors had a telephonic meeting with representatives of Piper Jaffray to discuss the August 28, 2009 letter of intent, the current proposed transaction terms with Equinix and the International Party, the current state of negotiations with Equinix and the International Party and the alternatives available to Switch and Data (which consisted of remaining independent, completing a transaction with Equinix and combining with the International Party). The board of directors asked representatives of Piper Jaffray several questions regarding the valuation range that might be achieved in further negotiations with Equinix and a discussion ensued.

On September 10, 2009, representatives of J.P. Morgan and Piper Jaffray met regarding the proposed transaction terms contained in the August 28, 2009 letter of intent. At this meeting, Piper Jaffray expressed to J.P. Morgan its views regarding Switch and Data’s valuation, and reiterated its prior message that Equinix needed to increase the consideration proposed in its August 28, 2009 letter of intent.

Also on September 10, 2009, representatives of Switch and Data, Piper Jaffray and the International Party and its financial advisors met in New York, New York to conduct a due diligence review of the International Party’s finances and operations and to negotiate points related to a possible transaction, primarily related to relative valuation and post-transaction pro forma ownership of a combined Switch and Data-International Party organization.

On September 11, 2009, representatives of Piper Jaffray, the International Party and its financial advisors had a conference call during which Piper Jaffray conducted a telephonic due diligence review of the International Party’s finances and operations and the parties discussed relative valuation and post-transaction pro forma ownership of a combined Switch and Data-International Party organization.

On September 15, 2009, representatives of J.P. Morgan and Piper Jaffray had a conference call regarding the proposed transaction terms contained in the August 28, 2009 letter of intent. At this meeting, representatives of J.P. Morgan and Piper Jaffray discussed the views that Piper Jaffray expressed on September 10, 2009 regarding Switch and Data’s valuation, as well as each of their views regarding the future valuation of a post-acquisition combined company. J.P. Morgan and Piper Jaffray also discussed certain issues that J.P. Morgan had identified in its due diligence review of Switch and Data’s finances and operations, including risks associated with Switch and Data’s leases, assumptions regarding its future bookings and utilization and risks associated with the future expansion of its business.

On September 21, 2009, Mr. Smith submitted a proposed non-binding letter of intent to Mr. Luby that reflected the following consideration for each share of Switch and Data common stock: (i) 0.20170 shares of common stock of Equinix; (ii) $18.50 in cash or (iii) a combination of Equinix common stock and cash, again reflecting an election by Switch and Data stockholders and a proration mechanism to attain a mix of 80% stock, 20% cash. Based on Equinix’s closing price of $91.72 per share on September 18, 2009, this proposal implied a value of $18.50 per share of Switch and Data’s common stock, which was a premium of 27.1% to Switch and Data’s closing price of $14.56 per share on that day. The terms reflected in the new proposed letter of intent were otherwise the same as those contained in the August 28, 2009 letter of intent.

On September 22, 2009, Switch and Data’s board of directors had a telephonic meeting with representatives of Piper Jaffray and Holland & Knight LLP to discuss the status of Switch and Data’s discussions with Equinix. Mr. Luby summarized Equinix’s September 21, 2009 letter of intent. Following a presentation by representatives of Piper Jaffray, the board of directors discussed the terms of a counter-proposal to Equinix and authorized Mr. Luby and Piper Jaffray to make a counter-proposal for an exchange ratio of 0.21000 shares of common stock of Equinix per Switch and Data share, which implied a price of $19.47 per share of Switch and Data’s common stock based on Equinix’s closing price on September 21, 2009. Also at this meeting, a representative of Holland & Knight LLP discussed the due diligence process and the fiduciary obligations of the board of directors. Switch and Data’s board of directors also determined that Mr. Luby should continue discussions with the International Party in parallel with negotiations with Equinix.

Later in the day on September 22, 2009, Mr. Luby responded to the September 21, 2009 letter of intent with a counter-proposal to Equinix that requested, for each share of Switch and Data common stock: (i) 0.21000 shares of common stock of Equinix; (ii) $19.47 in cash or (iii) a combination of Equinix common stock and cash, again reflecting an election by Switch and Data stockholders and a proration mechanism to attain a mix of 80% stock, 20% cash. Based on Equinix’s closing price of $92.71 per share on September 21, 2009, this proposal implied a value of $19.47 per share of Switch and Data’s common stock, which was a premium of 33.0% to Switch and Data’s closing price of $14.64 per share on that day. The September 22, 2009 counter-proposal also differed from the September 21, 2009 letter of intent as follows:

•	No exclusivity period.

•

For 45 days following the signing of a merger agreement, Switch and Data would be free to, directly or indirectly, solicit, initiate or encourage any acquisition proposal from, or enter into discussions with or provide confidential information to, any third-party that has made or is considering making an acquisition proposal.

•	Switch and Data would pay a break-up fee equal to 2.0% of the aggregate consideration payable in the transaction in certain circumstances.

•

All of Switch and Data’s directors and executive officers, along with The CapStreet Group and Seaport Capital, would retain their shares between signing and closing and vote their shares in a manner consistent with the recommendation of Switch and Data’s directors to its stockholders.

•	None of Switch and Data’s stockholders would be subject to a lock-up of their Equinix shares following the closing of the merger.

•	Switch and Data would be able to appoint one director to Equinix’s board of directors upon the closing of the merger.

On September 23, 2009, Mr. Smith submitted a proposed non-binding letter of intent to Mr. Luby that reflected the following consideration for each share of Switch and Data common stock: (i) 0.20351 shares of common stock of Equinix; (ii) $18.80 in cash or (iii) a combination of Equinix common stock and cash, again reflecting an election by Switch and Data stockholders and a proration mechanism to attain a mix of 80% stock, 20% cash. Based on Equinix’s closing price of $92.38 per share on September 22, 2009, this proposal implied a value of $18.80 per share of Switch and Data’s common stock, which was a premium of 30.0% to Switch and Data’s closing price of $14.46 per share on that day. The September 23, 2009 letter of intent also differed from the September 21, 2009 letter of intent in that it provided that:

•

For a 21 day period, Switch and Data would not conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any person or entity other than Equinix regarding a third-party acquisition.

•	Switch and Data would pay a break-up fee equal to 3.0% of the aggregate consideration payable in the transaction in certain circumstances.

•	None of Switch and Data’s stockholders would be subject to a lock-up of their Equinix shares following the closing of the merger.

•	Switch and Data would be able to appoint one director to Equinix’s board of directors upon the closing of the merger.

Also on September 23, 2009, representatives of Piper Jaffray, the International Party and the International Party’s financial advisors met to conduct a due diligence review of the International Party’s finances and operations and to negotiate certain points related to a potential transaction, primarily relating to relative valuation and post-transaction pro forma ownership of a combined Switch and Data-International Party organization.

On September 24, 2009, Switch and Data’s board of directors had a telephonic meeting to discuss Equinix’s September 23, 2009 letter of intent, the current proposed transaction terms and the current state of negotiations.

The board of directors also discussed the current proposed transaction terms with the International Party and the current state of negotiations with the International Party. Representatives of Piper Jaffray presented a report at this meeting and communicated the belief that the terms and conditions of Equinix’s most recent offer were within market standards. After additional discussion by Switch and Data’s board of directors, it was agreed that: (i) Piper Jaffray would approach J.P. Morgan requesting that the exchange ratio be determined based on a 10-day average and that the break-up fee be lowered to 2.5% and (ii) Mr. Luby would communicate the same requests to Mr. Smith. Mr. Luby then communicated these requests to Mr. Smith.

Also on September 24, 2009, the Nominating and Corporate Governance Committee of Switch and Data’s board of directors had a telephonic meeting at which business trends, as well as uncertainties related to general economic conditions, were discussed. The Committee also discussed employee retention in the context of a potential transaction with Equinix (but not in the context of a potential transaction with the International Party because of the lack of overlap in operations, which would make it unlikely that there would be significant risk of employee departures).

Also on September 24, 2009, Mr. Smith submitted a proposed non-binding letter of intent to Mr. Luby that reflected the following consideration for each share of Switch and Data common stock: (i) 0.20422 shares of common stock of Equinix; (ii) $18.46 in cash or (iii) a combination of Equinix common stock and cash, again reflecting an election by Switch and Data stockholders and a proration mechanism to attain a mix of 80% stock, 20% cash. Based on Equinix’s closing price of $90.41 per share on September 24, 2009, this proposal implied a value of $18.46 per share of Switch and Data’s common stock, which was a premium of 30.3% to Switch and Data’s closing price of $14.17 per share on that day. The terms proposed in the new letter of intent were otherwise the same as those proposed in the September 23, 2009 letter of intent. Following the submission of this new proposed letter of intent, on September 25, 2009, representatives of Equinix delivered to representatives of Switch and Data a proposed exclusivity agreement reflecting the exclusivity terms contemplated by the letter of intent.

On September 25, 2009, representatives of Switch and Data, Piper Jaffray and the International Party and the International Party’s financial advisors had a conference call during which representatives of Switch and Data conducted a telephonic due diligence review of the International Party’s finances and operations and the parties continued discussion of the matters related to relative valuation and post-transaction pro forma ownership that had been the subject of previous discussions.

Also on September 25, 2009, Switch and Data’s board of directors had a telephonic meeting to discuss the proposed transaction terms as set forth in the September 24, 2009 letter of intent, the proposed exclusivity agreement received from Equinix, and the current state of negotiations. Among other items, Switch and Data’s board of directors discussed how the mechanics of the proposed share exchange ratio would operate. After discussion, and after a motion duly made and seconded, Switch and Data’s board of directors authorized Mr. Luby to execute the exclusivity agreement, pursuant to which Switch and Data agreed that, for a period of 21 days from September 28, 2009, it would not, and would not permit its officers, directors, employees, affiliates, agents or representatives to: (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a third party acquisition; (ii) disclose any nonpublic information relating to Switch and Data or (iii) afford access to the properties, books or records of Switch and Data, to any other person or entity that may be considering acquiring or has acquired an interest in Switch and Data. Equinix and Switch and Data executed the exclusivity agreement later in the day on September 25, 2009. The Switch and Data board of directors also determined, based upon the analysis of its financial advisors and after comparing the value to Switch and Data’s stockholders of a transaction with the International Party in which Switch and Data would be the surviving company with the proposed transaction with Equinix, that a transaction with the International Party was unlikely to result in value to Switch and Data’s stockholders equal to or greater than the proposed transaction with Equinix. Also, based upon the Switch and Data board of directors’ knowledge of the industry and the analysis of Switch and Data’s financial advisors, the board determined not to approach the other participants in the industry. This was due to the significant premium offered by Equinix, the knowledge of the strategies and the financial conditions of the participants in the industry and the risk of delay imperiling the proposed Equinix transaction.

On September 26, 2009, Mr. Luby informed the International Party that Switch and Data was terminating discussions regarding a potential transaction.

On September 30, 2009, Equinix’s counsel, Davis Polk & Wardwell LLP, delivered to Switch and Data and its representatives an initial draft of the Merger Agreement. Over the following weeks until the execution of the Merger Agreement, Equinix and Switch and Data and their representatives exchanged drafts of the Merger Agreement and extensively negotiated its terms and conditions, in addition to conducting extensive mutual due diligence. During such period, Equinix and Switch and Data and their representatives also exchanged drafts of and negotiated a voting agreement under which Switch and Data’s directors, executive officers and certain of its significant stockholders would be required to vote their shares of Switch and Data stock in favor of the transaction with Equinix and against any competing transaction.

On October 1, 2009, Deutsche Bank began acting as a financial advisor for Switch and Data.

On October 6, 2009, members of the respective management teams of Equinix and Switch and Data met in Tampa, Florida, at the offices of Holland & Knight LLP, to conduct a due diligence review of each company’s operations and financial results.

On October 7, 2009, Switch and Data’s board of directors had a telephonic meeting at which it reviewed with management and representatives of Piper Jaffray, Deutsche Bank and Holland & Knight LLP the status of Switch and Data’s negotiations with Equinix. Among other items, the directors discussed the premium implied by Equinix’s proposal based on recent closing prices, the proposed exchange ratio relative to historical trading prices of the two companies, the status of reverse due diligence on Equinix, including certain site visits, Deutsche Bank’s analysis of the proposed transaction with Equinix and the status of negotiations regarding the Merger Agreement. Switch and Data’s board of directors also discussed an employee retention package that would help to ensure that key Switch and Data employees would not leave Switch and Data prior to the closing of a transaction. Finally, after discussing several proposals from investment banks to render a fairness opinion, Switch and Data’s board of directors authorized Switch and Data’s management to execute an engagement agreement with Raymond James to provide a fairness opinion regarding the merger consideration, noting that no portion of Raymond James’s fee would be contingent upon the successful completion of the transaction. Shortly thereafter, Switch and Data and Raymond James entered into an engagement letter related to the fairness opinion.

On October 9, 2009, representatives of Piper Jaffray, Deutsche Bank and Raymond James had a conference call to conduct a due diligence review of the finances and operations of both Equinix and Switch and Data.

On October 12, 2009, representatives of Equinix, J.P. Morgan, Switch and Data, Piper Jaffray, Deutsche Bank and Raymond James had a conference call to discuss the third quarter results for both Equinix and Switch and Data. The parties also discussed changes to the structure of the transaction to make it tax-free to Switch and Data’s stockholders with respect to the stock portion of the merger consideration. Equinix and its advisors proposed that tax-free treatment be achieved by reducing the cash portion of the merger consideration in the event of a decline in Equinix’s stock price during the pre-closing period; Switch and Data and its advisors counter-proposed that the stock portion of the merger consideration be increased in such situation. The parties also discussed the assumption of Switch and Data equity awards by Equinix and Switch and Data’s ability to terminate the transaction.

On October 17, 2009 and October 18, 2009, Mr. Luby and Mr. Smith continued discussion of the issues discussed in the parties’ October 12, 2009 conference call. Following these discussions, Mr. Luby sent Mr. Smith an e-mail proposing that if the cash portion of the merger consideration were decreased in the event of a decline in Equinix’s stock price during the pre-closing period, the stock portion of the merger consideration should be increased in the event that Equinix’s stock price were to rise.

On October 19, 2009, Mr. Smith communicated to Mr. Luby that Equinix had determined to reduce the proposed consideration for each share of Switch and Data common stock to: (i) 0.19409 shares of common stock of Equinix; (ii) $19.06 in cash or (iii) a combination of Equinix common stock and cash, again with an election by Switch and Data stockholders and a proration mechanism to attain a mix of 80% stock, 20% cash. Mr. Smith’s reasoning for the price reduction was that, based on Equinix’s closing price of $98.39 per share on October 19, 2009, the 0.20422 exchange ratio implied a value of $20.09 per share of Switch and Data’s common stock, which was a premium of 39.3% to Switch and Data’s closing price of $14.42 per share on that day, and Equinix’s board of directors was unwilling to pay such a premium. The revised proposal, on the other hand, implied a value of $19.06 per share of Switch and Data’s common stock, which was a premium of 32.2%.

On October 20, 2009, Switch and Data’s board of directors met in New York, New York to consider the proposed merger. A representative from Holland & Knight LLP made a presentation to the board of directors regarding the terms of the Merger Agreement, the terms of the voting agreement and the board of directors’ fiduciary duties. Next, representatives from Piper Jaffray and Deutsche Bank discussed financial aspects of the transaction. Then, Raymond James reviewed for the board of directors the analyses it had conducted in preparing to render its opinion as to the fairness, from a financial point of view, of the consideration to be received by Switch and Data’s stockholders in connection with the merger. The board of directors discussed the price reduction at length. Ultimately, the board of directors determined not to accept the revised offer and to have Mr. Luby seek changes to Equinix’s proposal because the board of directors believed that Equinix’s revised, lower offer was not its best and final offer.

Later on October 20, 2009, Mr. Luby contacted Mr. Smith, expressing the board of directors’ concerns and requesting that Equinix change its proposal such that the cash portion of the merger consideration, which in Equinix’s proposal would decrease in the event of a decline in Equinix’s stock price during the pre-closing period but would not increase in the event of a rise in Equinix’s stock price, would float either up or down such that it would always constitute 20% of the total consideration to be paid at the closing.

Mr. Smith then contacted Mr. Luby, rejecting the Switch and Data counterproposal, but revising Equinix’s previous proposal to include the Cash/Stock Adjustment Mechanism described under “The Merger Agreement—Proration Procedures” beginning on page 64 of this proxy statement/prospectus, under which if Equinix’s stock price were to drop during the pre-closing period, Equinix would reduce the cash portion of the merger consideration to maintain tax-free treatment but replace the lost cash with Equinix shares so as to maintain an overall consideration mix of 80% Equinix stock and 20% cash. Mr. Luby agreed to take this proposal to the Switch and Data board for consideration.

Later on October 20, 2009, representatives from Equinix and Switch and Data, as well as the parties’ financial and legal advisors, had a conference call to discuss this latest proposal.

On October 21, 2009, Switch and Data’s board of directors again met in New York, New York to consider the proposed merger. A representative from Holland & Knight LLP made an updated presentation to the board of directors regarding the terms of the Merger Agreement, the terms of the voting agreement and the board of directors’ fiduciary duties. Following such presentation, Raymond James again reviewed for the board of directors the analyses it had presented at the previous day’s meeting of the board of directors, with updates to reflect the changes to the merger consideration and the Cash/Stock Adjustment Mechanism. Thereafter, Raymond James delivered its opinion to the board of directors regarding the fairness, from a financial point of view, of the merger consideration to be received by holders of Switch and Data common stock in connection with the merger as of October 21, 2009, the full text of which is attached to this proxy statement/prospectus as Annex C. The meeting concluded with the passing of resolutions of the Switch and Data board of directors approving the merger, adopting the Merger Agreement and approving certain related matters.

Following the meeting on October 21, 2009, representatives of Equinix and Switch and Data finalized the Merger Agreement and the schedules to the Merger Agreement. Equinix and Switch and Data then executed the

Merger Agreement. Concurrently, Switch and Data’s directors, executive officers and certain of its significant stockholders executed the voting agreement. Later that afternoon, the parties issued a joint press release announcing the transaction and the execution of the Merger Agreement. In addition, on Equinix’s conference call to announce its third quarter earnings, Mr. Smith and Mr. Olsen discussed the transaction.

Switch and Data’s Reasons for the Merger

In the course of determining that the merger and the Merger Agreement are advisable and in the best interests of Switch and Data and its stockholders, Switch and Data’s board of directors consulted with management as well as its outside legal counsel, Holland & Knight LLP, and the investment banking firms of Piper Jaffray, Deutsche Bank, Royal Bank of Canada and Raymond James. Switch and Data considered a number of factors in making its determination, including the following:

•

Significant premium to market price. Switch and Data’s board of directors considered that, based on the closing prices of Equinix’s and Switch and Data’s common stock on The Nasdaq Stock Market on October 20, 2009, the exchange ratio represented approximately a 12.12% ownership interest in Equinix by Switch and Data’s stockholders on a pro forma basis and corresponded to a price of approximately $19.06 per share, a 33.9% premium to the closing price of Switch and Data’s common stock on that date.

•

The Cash/Stock Adjustment Mechanism may increase the percentage ownership in Equinix by Switch and Data stockholders. Switch and Data’s board of directors further considered that if Equinix’s stock price were to drop between the signing of the merger agreement and the closing, Equinix would provide Switch and Data’s stockholders with an increased number of Equinix shares pursuant to the Cash/Stock Adjustment Mechanism such that the total consideration would remain 80% Equinix stock and 20% cash. This increased number of Equinix shares would increase the ownership in Equinix by Switch and Data stockholders on a pro forma basis.

•

Because Switch and Data’s stockholders will largely receive stock, they will be able to participate in future growth and potential synergies. Switch and Data’s board of directors considered that its stockholders will be able to participate in the future growth of an organization with considerably greater scale and breadth than Switch and Data alone, and may benefit from the synergies that are expected to be realized as a result of the merger. In particular, Switch and Data’s board of directors identified the following as potential synergies: (i) revenue synergies (increased revenue through cross- selling to existing Switch and Data customers and leveraging Equinix’s broad sales infrastructure, benefits to Switch and Data from Equinix’s capacity in Los Angeles, Chicago, certain Asian markets and certain European markets and benefits to Equinix from Switch and Data’s capacity in the New York City metropolitan area, the Washington, D.C. metropolitan area, Dallas, Atlanta, Denver, Seattle and Toronto); (ii) cost synergies (reduced operating expenses through the elimination of redundant personnel and a reduction in new hires, and the elimination of duplicate costs such as audit fees, legal fees and board fees) and (iii) capital expenditure savings (increased ability to redeploy capital expenditures more efficiently to different geographies with highest customer demand and greatest capacity constraints and allowing an increase in the combined company’s capital expenditures in high-growth Asian and European markets).

•

Review of prospects in remaining independent. Switch and Data’s board of directors considered Switch and Data’s financial condition, results of operations and business and earnings prospects if it were to remain independent in light of various factors, including the growth in demand outpacing supply in the colocation provider industry, increased competition and other developments occurring in the colocation provider industry. Switch and Data’s board of directors concluded that there were greater risks in remaining independent (such as competition with entities with substantially greater capital resources and the need for additional capital to fund expansion) and that Switch and Data could best realize short-term and long-term stockholder value as part of a global enterprise with greater scale and reach.

•

Larger market capitalization and lower cost of capital. Immediately prior to entering into this merger, Switch and Data’s market capitalization was approximately $500 million and Equinix’s market capitalization was approximately $4.1 billion. The combined larger market capitalization should provide greater liquidity for Switch and Data’s stockholders. In addition, the combined company will likely have access to better, less expensive and a greater number of sources of capital.

•

The combined company will be a leading provider of colocation services. The combined company should be positioned as a leading global colocation provider in terms of financial size and geographic footprint. In the U.S., the existing capacities of the combined company should support near-term demand in Northern California, Los Angeles, the New York City metropolitan area, the Washington, D.C. metropolitan area, Chicago, Atlanta and Toronto.

•

Fairness opinion. Switch and Data’s board of directors considered the financial presentation made by Raymond James on October 21, 2009 and the opinion of Raymond James dated October 21, 2009 that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to be received by Switch and Data’s stockholders was fair, from a financial point of view, to such stockholders. The full text of Raymond James’s opinion is attached to this proxy statement/prospectus as Annex C.

•

Switch and Data can respond to a Superior Proposal. Switch and Data’s board of directors has a “fiduciary out” in the “no solicitation” covenant allowing Switch and Data to furnish information to a person making an Alternative Acquisition Proposal and participate in discussions with that person, if the board of directors determines that the proposal is likely to lead to a Superior Proposal and, after consultation with outside counsel, that the failure to pursue the proposal would be inconsistent with the board of directors’ fiduciary duties. In addition, if certain other conditions are satisfied, Switch and Data’s board of directors may withdraw its support for the merger if it determines, after consultation with outside counsel, that failing to do so would be inconsistent with the board of directors’ fiduciary duties in the face of a Superior Proposal or in response to certain intervening events. See “The Merger Agreement—No Solicitation; Changes in the Recommendation of the Switch and Data Board of Directors” beginning on page 73.

•

Likelihood of closing. Switch and Data’s board of directors considered the relatively limited nature of the closing conditions included in the Merger Agreement, including the likelihood that the merger would be approved by the relevant regulatory authorities and that Switch and Data’s stockholders would approve the merger.

•

The Merger Agreement’s lack of a financing condition and Equinix’s ability to finance the acquisition. Switch and Data’s board of directors considered the Merger Agreement’s lack of a closing condition related to Equinix’s ability to obtain financing for the transaction, as well as Equinix’s ability to finance the cash portion of the merger consideration from its existing cash on hand.

•

Tax-free merger. Switch and Data’s board of directors considered that the stock portion of the merger consideration is expected to be tax-free to its stockholders for U.S. federal income tax purposes to the extent their stock is exchanged for Equinix stock, as described below under “Material U.S. Federal Income Tax Consequences” beginning on page 54.

•

Lack of competitive bids. While, as discussed in the section entitled “—Background of the Merger” beginning on page 29, the International Party expressed an interest in pursuing a business combination with Switch and Data, Switch and Data’s board of directors determined that Equinix’s offer represented greater value to Switch and Data’s stockholders. In addition, no other potential acquiror or strategic partner expressed an interest in engaging in a business combination or other strategic transaction that would represent greater value to Switch and Data stockholders than the merger with Equinix.

Switch and Data’s board of directors also identified and considered a number of countervailing factors and risks to Switch and Data, Switch and Data’s stockholders and the combined company that could arise from the merger, including:

•

the risk that the combined company will not achieve the growth or financial results anticipated, or will otherwise fail to deliver greater value to Switch and Data’s stockholders than they would have received had Switch and Data remained independent;

•	unanticipated costs or difficulties relating to the integration of Switch and Data into Equinix;

•	the possibility that anticipated cost savings or synergies may not be realized as a result of the merger, or that they may be lower than expected;

•	the potential loss of customers, suppliers and employees of the combined company following the merger or of either party during the pre-closing period;

•

the possibility that the merger may not be completed and the potential adverse consequences to Switch and Data if the merger is not completed, including the loss of customers and employees, the transaction expenses and, depending on the circumstances, the payment of a $26,757,615 termination fee;

•

given that 80% of the merger consideration is in the form of stock, the risk that a drop in Equinix’s stock price (which could result from a number of factors, including, but not limited to, adverse conditions in the general economy or overall stock market) could result in diminution of the value of the consideration to be received by Switch and Data’s stockholders, which would not be the case in an all-cash transaction;

•

the risk of losing certain members of Switch and Data’s management during the pre-closing period because they do not have severance arrangements or because their severance arrangements provide for amounts too low to give them sufficient incentive to remain with Switch and Data during the pre-closing period;

•

the limitations imposed in the Merger Agreement on the conduct of Switch and Data’s business during the pre-closing period, its ability to solicit and respond to Alternative Acquisition Proposals and the ability of its board of directors to change or withdraw its recommendation of the merger;

•

the $26,757,615 termination fee payable to Equinix if the Merger Agreement is terminated under certain circumstances, and the potential effect that such termination fee and other “deal protection” provisions of the Merger Agreement and voting agreement may have in deterring other potential acquirors from making Alternative Acquisition Proposals that could be more advantageous to Switch and Data’s stockholders; and

•

the potential conflicts of interest of Switch and Data’s directors and executive officers, as described in the section entitled “—Interests of Switch and Data’s Directors and Executive Officers” beginning on page 50.

The above discussion of the information and factors considered by Switch and Data’s board of directors is not intended to be exhaustive but includes the material factors considered by Switch and Data’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Switch and Data’s board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, Switch and Data’s board of directors conducted an overall analysis of the factors described above, including discussions with its management and its financial and legal advisors. In considering the factors described above, individual members of Switch and Data’s board of directors may have given different weights to different factors.

Recommendation of the Switch and Data Board of Directors

After careful consideration, the Switch and Data Board of Directors unanimously recommends that stockholders vote “FOR” the Merger Proposal and “FOR” the approval of any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

Opinion of Financial Advisor to the Switch and Data Board of Directors

Switch and Data retained Raymond James as financial advisor on October 7, 2009. In connection with that engagement, the board of directors requested that Raymond James evaluate the fairness, from a financial point of view, of the merger consideration to be received by the stockholders, other than Equinix, of the outstanding common stock of Switch and Data pursuant and subject to the draft Agreement and Plan of Merger among Switch & Data Facilities Company, Inc., Equinix, Inc. and Eagle Merger Sub dated as of October 19, 2009 as modified by the e-mail of Equinix dated October 19, 2009 (which we refer to as the “Draft Agreement”). Although Raymond James’s opinion does not address the fairness, from a financial point of view, of any merger consideration to be received by Equinix, Equinix has represented to Switch and Data in the merger agreement that it does not and will not own any shares of Switch and Data’s common stock, as a result of which Equinix will not receive any merger consideration.

At the October 21, 2009 meeting of the board of directors, Raymond James gave its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, that, as of October 21, 2009, the consideration to be received by the stockholders of Switch and Data, other than Equinix, pursuant to the Draft Agreement was fair, from a financial point of view, to the holders of Switch and Data outstanding common stock.

The full text of the written opinion of Raymond James, dated October 21, 2009, which sets forth assumptions made, matters considered and limits on the scope of review undertaken, is attached as Annex C to this proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such opinion.

Holders of Switch and Data common stock are urged to read this opinion in its entirety. Raymond James’s opinion, which is addressed to the Switch and Data board of directors, is directed only to the fairness, from a financial point of view, of the merger consideration to be received by holders of Switch and Data common stock, other than Equinix, in connection with the proposed merger. Raymond James’s opinion does not constitute a recommendation to any holder of Switch and Data common stock as to how such stockholder should vote at the special meeting of Switch and Data stockholders, does not constitute a recommendation as to what form of consideration a stockholder should elect to receive, and does not address any other aspect of the proposed merger or any related transaction. Raymond James does not express any opinion as to the likely trading range of Equinix common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Equinix at that time.

In connection with rendering its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the Draft Agreement;

•	reviewed Switch and Data’s Annual Reports filed on Form 10-K for the years ended December 31, 2007 and December 31, 2008;

•	reviewed Switch and Data’s Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	reviewed other Switch and Data financial and operating information requested from and/or provided by Switch and Data;

•	reviewed certain other publicly available information on Switch and Data;

•	discussed with members of the senior management of Switch and Data certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry;

•	reviewed Equinix’s Annual Report filed on Form 10-K for the year ended December 31, 2008;

•	reviewed Equinix’s Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009;

•	reviewed other Equinix financial and operating information requested from and/or provided by Equinix;

•	reviewed certain other publicly available information on Equinix; and

•	discussed with members of the senior management of Equinix certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by Switch and Data, Equinix or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Switch and Data. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the merger would be consummated on the terms described in the Draft Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Draft Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Draft Agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which Switch and Data is a party, as contemplated by the Draft Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on Switch and Data. In its financial analyses, Raymond James assumed the merger consideration had a value of $19.06 per Switch and Data share. Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the Draft Agreement, or the availability or advisability of any alternatives to the merger. In the capacity of rendering the opinion, Raymond James reviewed the terms of the Draft Agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of (i) the capitalization, historical and projected revenues, EBITDA and Adjusted EBITDA of Switch and Data and certain other publicly held companies in businesses that it believed were comparable to Switch and Data; (ii) the current and projected financial position and results of operations of Switch and Data; (iii) the historical market prices and trading activity of the common stock of Switch and Data; (iv) financial and operating information concerning selected business combinations which it deemed comparable in whole or in part; and (v) the general condition of the securities markets.

The following summarizes the material financial analyses presented by Raymond James to the Switch and Data board of directors at its meeting on October 21, 2009, which analyses were considered by Raymond James in rendering the opinion described below. Because of the inherent differences between companies and transactions, no company or transaction used in the analyses described below is directly comparable to Switch and Data, Equinix or the contemplated merger.

Trading History Analysis—Trading Range. Raymond James analyzed historical closing prices of Switch and Data and compared them to the value of the proposed merger consideration. The results of this analysis are summarized below:

Price Per Share
Merger consideration value	$19.06
Switch and Data closing stock price as of 10/20/2009	14.23
52-week high Switch and Data closing stock price (10/14/2009)	14.96
52-week low Switch and Data closing stock price (11/21/2008)	4.21

Trading History Analysis—Share Price Ratio Range. Raymond James analyzed historical share price ratios determined by dividing the closing price for Switch and Data by the closing price for Equinix for each day in the preceding 52-week period. Raymond James then compared the range of Switch and Data share prices implied by the historical share price ratios to the value of the proposed merger consideration. The results of this analysis are summarized below:

	Share Price Ratio	Implied Switch and Data Share Price
Merger consideration value	0.19409	$19.06
Share price ratio as of 10/20/2009	0.14492	14.23
52-week high share price ratio (5/27/2009)	0.18518	18.18
52-week low share price ratio (12/3/2008)	0.10574	10.38

Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of four publicly traded data center colocation and interconnection providers which it selected because they are publicly traded companies that operate in a similar industry to Switch and Data or have similar lines of business to Switch and Data.

•	Equinix, Inc.

•	Savvis, Inc.

•	Telecity Group plc

•	Terremark Worldwide, Inc.

Raymond James calculated various financial multiples for each company, including enterprise value (market value plus debt, less cash) compared to both revenue and Adjusted EBITDA, for the most recent actual twelve months results, referred to as TTM, as well as to projected revenue and Adjusted EBITDA for the calendar years ending December 31, 2009 and 2010, referred to as 2009E and 2010E. Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization, or EBITDA, plus stock-based compensation expense, extraordinary one-time expenses, as applicable, and non-cash deferred rent expense, as available. Published estimates of Wall Street research analysts were used to prepare 2009E and 2010E revenue and Adjusted EBITDA projections for Savvis, Inc., Telecity Group plc and Terremark Worldwide, Inc. Projections provided by Equinix management were used for Equinix, and are set forth under “—Projected Financial Data—Equinix Projected Financial Information” beginning on page 47 of this proxy statement/prospectus. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at Raymond James’s request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for

Switch and Data implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Enterprise Value /Revenue						Enterprise Value /Adjusted EBITDA
	TTM		2009E		2010E		TTM		2009E		2010E
Mean	3.7	x	3.4	x	2.9	x	11.0	x	9.9	x	8.2	x
Median	3.7	x	3.4	x	2.8	x	12.1	x	10.4	x	8.4	x
Minimum	1.5	x	1.5	x	1.5	x	6.3	x	6.5	x	6.1	x
Maximum	6.0	x	5.4	x	4.5	x	13.4	x	12.2	x	9.9	x
Merger consideration	4.5	x	4.1	x	3.2	x	12.9	x	11.3	x	9.0	x

Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to Switch and Data’s actual and projected financial results and determined the implied equity price per share of Switch and Data common stock and then compared those implied equity values per share to the merger consideration of $19.06 per share. The results of this are summarized below:

	Enterprise Value / Revenue			Enterprise Value /Adjusted EBITDA
	TTM	2009E	2010E	TTM	2009E	2010E
Mean	$14.89	$15.29	$16.55	$15.43	$16.14	$16.88
Median	14.77	14.90	15.99	17.57	17.29	17.40
Minimum	2.98	4.06	5.82	6.57	8.84	11.35
Maximum	27.02	27.33	28.42	20.00	21.12	21.39
Merger consideration	$19.06	$19.06	$19.06	$19.06	$19.06	$19.06

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of colocation companies and prepared a summary of the relative valuation multiples paid in these transactions, which it selected because it deemed them to be comparable to the proposed business combination of Equinix and Switch and Data.

Acquiror	Target
• ABRY Partners, LLC	Q9 Networks, Inc.

• ABRY Partners, LLC	Hosted Solutions LLC

• ViaWest, Inc.	Dataside LLC

• Cincinnati Bell Inc.	GramTel USA, Inc.

• Equinix, Inc.	IXEurope plc

• SunGard Data Systems Inc.	VeriCenter, Inc.

• Terremark Worldwide, Inc.	Data Return LLC

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and EBITDA for the twelve months ending prior to announcement of the transaction, where such information was available. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Switch and Data implied by the merger consideration. The results are summarized below:

	Enterprise Value/ Trailing Twelve Months
	Revenue		EBITDA
Mean	3.5	x	16.4	x
Median	3.5	x	16.1	x
Minimum	1.5	x	11.3	x
Maximum	5.8	x	30.3	x
Merger consideration	4.5	x	16.6	x

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to Switch and Data’s actual last twelve months’ revenue and EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $19.06 per share. The results of the selected transactions analysis are summarized below:

	Enterprise Value/ Trailing Twelve Months
	Revenue	EBITDA
Mean	$13.37	$18.68
Median	13.67	18.29
Minimum	3.00	11.24
Maximum	26.00	38.92
Merger consideration	$19.06	$19.06

Transaction Premium Analysis. Raymond James analyzed the stock price premiums paid in 26 completed U.S. public company merger and acquisition transactions announced since October 21, 2007 with a transaction enterprise value between $500 million and $1.0 billion. The transactions selected constituted substantially all of the completed U.S. public company merger and acquisition transactions reflected in the Factset Research Systems database during such time period and within such range of values, excluding a small number of transactions that Raymond James deemed to be outliers that are not comparable to the proposed business combination of Equinix and Switch and Data, such as J.P. Morgan’s acquisition of Bear Stearns. Raymond James analyzed each transaction price per share relative to each target’s closing price for the prior day, week and month.

	Implied Premium
	Prior Day	Prior Week	Prior Month
Mean	28%	29%	43%
Median	26%	26%	32%
Minimum	(1)%	(8)%	(13)%
Maximum	76%	87%	124%
Merger consideration	$19.06	$19.06	$19.06
Switch and Data closing stock price per share	$14.23	$14.20	$14.56
Implied Transaction premium	34%	34%	31%

Raymond James compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Switch and Data merger consideration expressed as a premium relative to the closing stock price of Switch and Data for the prior day, prior week and prior month. Raymond James applied the mean, median, minimum and maximum premiums for each of the metrics to Switch and Data’s closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $19.06 per share. The results of this are summarized below:

	Implied Equity Price Per Share
	Prior Day	Prior Week	Prior Month
Mean	$18.25	$18.38	$20.77
Median	17.98	17.87	19.24
Minimum	14.05	13.03	12.63
Maximum	25.11	26.49	32.66
Merger consideration	$19.06	$19.06	$19.06

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of Switch and Data’s projected free cash flows for the quarter ending December 31, 2009 through the year ending December 31, 2014 on a standalone basis. Raymond James used unleveraged free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, plus stock-based compensation expense, plus non-cash rent expense, less capital expenditures, less investment in working capital.

The discounted cash flow analysis was based on projections of the financial performance of Switch and Data that represented the best available estimates and judgment of management, which are set forth under “—Projected Financial Data—Switch and Data Projected Financial Information” beginning on page 48 of this proxy statement/prospectus. Consistent with the periods included in the financial projections, Raymond James used calendar year 2014 as the final year for the analysis and applied multiples, ranging from 5.5x to 7.0x, to calendar 2014 Adjusted EBITDA in order to derive a range of terminal values for Switch and Data in 2014. In selecting the multiples it deemed to be appropriate, Raymond James recognized that Switch and Data, like every company, is unique; the choice of the multiples was based on a variety of factors including, but not limited to, projected capital expenditures and growth rates reflected in the projections of Switch and Data’s financial performance referred to above; the projected capacity utilization; and multiples of companies deemed comparable to Switch and Data based on these factors.

The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 13.75% to 15.25%, which were selected based on a calculation of the weighted average after-tax cost of debt and equity capital associated with executing Switch and Data’s business plan, factoring in, among other things, an appropriate levered beta. The resulting range of present enterprise values was adjusted by Switch and Data’s estimated capitalization as of September 30, 2009 and divided by the number of diluted shares outstanding in order to arrive at a range of present values per Switch and Data share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Switch and Data implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share
Minimum	$16.37
Maximum	23.93
Merger consideration	$19.06

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of Switch and Data.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Switch and Data. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Switch and Data board of directors and were prepared solely as part of Raymond James’s analysis of the fairness, from a financial point of view, to the holders of Switch and Data common stock, other than Equinix, of the consideration to be received by such holders in connection with the proposed merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into consideration by the Switch and Data board of directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the Switch and Data board of directors’ or Switch and Data management’s opinion with respect to the value of Switch and Data Switch and Data placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on October 20, 2009, and any material change in such circumstances and conditions may affect Raymond James’s opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, Switch and Data paid Raymond James a fee of $1,150,000 upon delivery of its opinion. Switch and Data also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement. Neither the $1,150,000 fee nor any amounts payable in connection with these expense reimbursement or indemnification obligations are contingent on the consummation of the merger.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Equinix and Switch and Data for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. However, as of the date on which it rendered its fairness opinion and as of the date of this proxy statement/prospectus, Raymond James did not and does not own any shares of Equinix or Switch and Data for its own account.

Projected Financial Information

Equinix Projected Financial Information

Equinix does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal quarter due to the unpredictability of the underlying assumptions and estimates. However, in connection with the merger, Equinix provided Switch and Data with non-public projections of Equinix’s standalone financial performance for its fiscal years 2009 through 2014 as set forth below. These projections were reviewed by Raymond James in connection with the rendering of its fairness opinion, as described under “—Opinion of Switch and Data’s Financial Advisor” beginning on page 41. Switch and Data also provided Equinix with projections of Switch and Data’s standalone financial performance for its fiscal years 2009 through 2014. A summary of Switch and Data’s projections is set forth below in the section entitled “Switch and Data Projected Financial Information.”

Equinix and Switch and Data define Adjusted EBITDA, a non-GAAP metric, differently. Equinix defines Adjusted EBITDA as income or loss from operations before depreciation, amortization, accretion, stock-based compensation expense, restructuring charges and acquisition costs. Switch and Data defines Adjusted EBITDA as operating income from continuing operations, plus depreciation and amortization, stock-based compensation expense and other non-cash items such as deferred rent.

The projected financial information set forth below was prepared by, and is the responsibility of, Equinix’s management. These projections were not prepared with a view toward public disclosure nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. PricewaterhouseCoopers LLP, the independent registered certified public accounting firm for both Equinix and Switch and Data, has not examined, compiled or performed any procedures with respect to these projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this proxy statement/ prospectus relate to Equinix’s and Switch and Data’s historical financial information, and do not extend to prospective financial information and should not be read to do so. Information regarding these projections is not being included in this proxy statement/prospectus to influence a Switch and Data stockholder’s decision whether to vote in favor of the Merger Proposal, but rather because the projections were provided to Switch and Data’s board of directors and taken into account both by the board of directors in making its recommendation to Switch and Data’s stockholders and by Raymond James in connection with rendering its fairness opinion.

Equinix’s projections were based on numerous variables and assumptions that are inherently uncertain and, in some cases, beyond the control of Equinix. After reviewing various scenarios, Equinix developed these projections in connection with the proposed transaction and provided them to Switch and Data as an estimate of its future financial performance. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, fluctuations in demand for colocation services, interconnection services and managed IT infrastructure; change in customer budgets; inability to obtain external financing; fluctuations in foreign currency rates; failure of physical infrastructure or services; and other risks described in the documents that Equinix has filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 106. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions, which are difficult to predict accurately and many of which are beyond Equinix’s control.

Accordingly, there can be no assurance that these projections will be realized, and actual results may vary materially from those shown. The inclusion of these projections in this proxy statement/prospectus should not be regarded as an indication that any of Equinix, Switch and Data or any of their respective affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and these projections should not be relied upon as such. None of Equinix, Switch and Data or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from these projections, and none of them undertakes any obligation to update or otherwise revise or reconcile these projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Equinix nor Switch and Data intends to make publicly available any update or other revisions to the projections, except as required by law. None of Equinix, Switch and Data or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the achievement of any forecasted financial result. Equinix has made no representations or warranties to Switch and Data regarding these projections in the Merger Agreement or otherwise.

Equinix

Summary Projected Financial Information

(in millions)

	Projected
	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014
Revenue	$870.2	$1,049.9	$1,345.3	$1,784.7	$2,237.9	$2,606.0
Adjusted EBITDA	386.7	480.2	646.5	895.5	1,173.1	1,394.8
Depreciation and amortization*	300.9	385.4	476.4	548.1	597.1	622.7
Capital expenditures	509.0	675.0	700.0	650.0	650.0	650.0

*	Projected depreciation and amortization figures represent projections for tax purposes rather than accounting purposes.

Switch and Data Projected Financial Information

Switch and Data does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal quarter due to the unpredictability of the underlying assumptions and estimates. However, in connection with the merger, Switch and Data provided Equinix with non-public projections of Switch and Data’s standalone financial performance for its fiscal years 2009 through 2014 as set forth below. These projections were reviewed by Raymond James in connection with the rendering of its fairness opinion, as described under “—Opinion of Switch and Data’s Financial Advisor” beginning on page 41. Equinix also provided Switch and Data with projections of Equinix’s standalone financial performance for its fiscal years 2009 through 2014. Equinix’s projections are set forth above in the section entitled “Equinix Projected Financial Information.”

Equinix and Switch and Data define Adjusted EBITDA, a non-GAAP metric, differently. Equinix defines Adjusted EBITDA as income or loss from operations before depreciation, amortization, accretion, stock-based compensation expense, restructuring charges and acquisition costs. Switch and Data defines Adjusted EBITDA as operating income from continuing operations, plus depreciation and amortization, stock-based compensation expense and other non-cash items such as deferred rent.

The projected financial information set forth below was prepared by, and is the responsibility of, Switch and Data’s management. These projections were not prepared with a view toward public disclosure nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. PricewaterhouseCoopers LLP, the independent registered certified public accounting firm for both Equinix and Switch and Data, has not examined, compiled or performed any procedures with respect to these projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this proxy statement/prospectus relate to Equinix’s and Switch and Data’s historical financial information, and do not extend to prospective financial information and should not be read to do so. Information regarding these projections is not being included in this proxy statement/prospectus to influence a Switch and Data stockholder’s decision whether to vote in favor of the Merger Proposal, but rather because the projections were provided to Switch and Data’s board of directors and taken into account both by the board of directors in making its recommendation to Switch and Data’s stockholders and by Raymond James in connection with rendering its fairness opinion. In particular, the projections set forth below were used in the Selected Public Company Analysis and Discounted Cash Flow Analysis conducted by Raymond James in connection with the rendering of its fairness opinion which is described under “—Opinion of Switch and Data’s Financial Advisor” beginning on page 41.

Switch and Data’s projections were based on numerous variables and assumptions that are inherently uncertain and, in some cases, beyond the control of Switch and Data, including Switch and Data obtaining future financing for its operations. After reviewing various scenarios, Switch and Data adopted these projections as its most realistic estimate of its future financial performance. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, business conditions and growth or declines in Switch and Data’s industry; the availability of financing; its customers’ industries and the general economy; variability of operating results; its ability to complete capital expenditure projects on time and on budget; the availability and cost of sufficient electrical power and cooling capacity; the non-renewal of any of its data center leases; its ability to enter into new data center leases; the variability of customer requirements; other economic, business, and competitive factors affecting its customers, its industry and business generally; seasonality and other risks described in the documents that Switch and Data has filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 106. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions, which are difficult to predict accurately and many of which are beyond Switch and Data’s control.

Accordingly, there can be no assurance that these projections will be realized, and actual results may vary materially from those shown. The inclusion of these projections in this proxy statement/prospectus should not be regarded as an indication that any of Equinix, Switch and Data or any of their respective affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and these projections should not be relied upon as such. None of Equinix, Switch and Data or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from these projections, and none of them undertakes any obligation to update or otherwise revise or reconcile these projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Equinix nor Switch and Data intends to make publicly available any update or other revisions to the projections, except as required by law. None of Equinix, Switch and Data or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the achievement of any forecasted financial result. Switch and Data has made no representations or warranties to Equinix regarding these projections in the Merger Agreement or otherwise.

Switch and Data

Summary Projected Financial Information

(in millions)

	Projected
	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014
Revenue	$208.1	$259.4	$323.7	$401.8	$482.0	$563.7
Adjusted EBITDA	75.0	93.8	127.8	174.6	222.6	268.7
Depreciation and amortization	45.0	66.6	80.5	91.4	103.0	113.6
Capital expenditures	110.0	200.0	150.0	80.0	80.0	60.0

Interests of Switch and Data’s Directors and Executive Officers

Severance or Change in Control Agreements

Switch and Data has entered into employment agreements with certain of its executive officers, including Messrs. Olsen, Pollock and Sampera, which provide severance benefits to the executive officers in the event of specified triggering events following a change in control of Switch and Data. The merger will constitute a “change in control” as such term is defined in each of these agreements. Equinix will assume the obligations of Switch and Data under these agreements if the merger is completed.

Mr. Olsen’s employment agreement provides that if at any time he is terminated without cause or resigns for good reason (which includes any assignment to him of duties or authority inconsistent with his position as Chief Executive Officer or any significant reduction in his position or salary), or if he is terminated for any reason within one year following a change in control, then he will be entitled to receive: (1) in 12 equal monthly installments, the greater of (a) an amount equal to his base salary and bonus, if any, in the year prior to the year of termination and (b) $500,000 and (2) a continuation for 12 months of the benefits that were in effect as of the termination. In addition, Mr. Olsen’s employment agreement also provides for: (1) twelve months’ accelerated vesting of his outstanding equity awards upon termination or resignation without cause or for good reason or (2) full acceleration of his outstanding equity awards if terminated for any reason within one year following a change in control. Assuming Mr. Olsen’s employment is terminated for any reason in 2010 following the merger, Mr. Olsen would receive, over the 12-month period following such termination, approximately: (1) $425,000 (the amount of his 2009 base salary); (2) $250,000 (the amount of his target 2009 bonus); and (3) a continuation of benefits (at a cost of approximately $11,000). The actual amount of Mr. Olsen’s severance payment would depend upon the year of his termination and the amount of his 2009 bonus. As of October 21, 2009, and based on a value per Switch and Data share of $19.06, Mr. Olsen had a total of 175,507 unvested stock options and 32,536 performance-based stock awards with an intrinsic value of $1,886,873.

Mr. Pollock’s employment agreement provides that if Mr. Pollock terminates his employment for good reason, which includes a change in control of Switch and Data, then he will be entitled to receive, over the 12-month period following the termination date: (1) his base salary; (2) the prorated bonus amount for that calendar year; and (3) a continuation of the medical insurance premiums that were in effect as of the termination.

Assuming Mr. Pollock terminates his employment for good reason in 2010 following the merger, Mr. Pollock would receive, over the 12-month period following such termination, approximately: (1) $250,000 (the estimated amount of his 2010 base salary); (2) the prorated bonus amount for the months of service in 2010 (the estimated amount of his 2010 target bonus is $125,000); and (3) a continuation of medical insurance premiums (at a cost of approximately $11,000). The actual amount of Mr. Pollock’s severance payment would depend upon the year of his termination, the amount of his 2010 base salary and the amount of his prorated 2010 bonus.

Mr. Sampera’s employment agreement provides that if Mr. Sampera’s employment is terminated without cause following a change in control, or if Mr. Sampera terminates his employment for good reason (as defined in the agreement) following a change in control, then he will be entitled to receive: (1) a lump-sum payment equal to: (a) 12 months of his then-current base salary and (b) the amount of the prior year’s bonus, if any, and (2) a continuation for 12 months of the benefits that were in effect as of the termination. Assuming that Mr. Sampera’s employment is terminated without cause, or he terminates his employment for good reason, in 2010 following the merger, Mr. Sampera would receive: (1) a lump-sum payment equal to approximately: (a) $222,000 (the estimated amount of his 2010 base salary) and (b) $111,000 (the amount of his target 2009 bonus) and (2) a continuation of benefits for 12 months (at a cost of approximately $11,000). The actual amount of Mr. Sampera’s severance payment would depend upon the year of his termination, the amount of his 2010 base salary and the amount of his 2009 bonus.

Switch and Data has also entered into an employment agreement with Mr. Roach, which contains severance provisions but does not contain any provisions related to a change in control of Switch and Data. If Mr. Roach’s employment is terminated without cause or for good reason (as defined in the agreement) by Mr. Roach, then Mr. Roach will be entitled to receive his base salary for nine months after such termination and a continuation of benefits for six months after such termination. Assuming that Mr. Roach’s employment is terminated without cause, or he terminates his employment for good reason, in 2010, Mr. Roach would receive: (1) approximately $167,250 over the nine-month period following such termination (the estimated amount of his 2010 base salary of $223,000 prorated over a nine-month period) and (2) a continuation of benefits for six months (at a cost of approximately $5,500).

Switch and Data has also entered into an employment offer letter with Ali Marashi. The employment offer letter is silent as to the term of the arrangement, the circumstances under which employment may be terminated and the consequences of such a termination. As a result, no contractual obligation exists to provide any severance payments to Mr. Marashi upon termination. Prior to the closing, Equinix expects to provide Mr. Marashi a new offer letter for continued post-closing employment on terms and conditions to be determined at a later time.

For illustrative purposes only, the following table sets forth information about the estimated amount of cash payments and the intrinsic value of accelerated equity awards that certain of the executive officers of Switch and Data would be entitled to receive under the change of control severance agreements described above, assuming a termination date of March 31, 2010:

Name	Cash(1)		Intrinsic Value of Accelerated Equity Awards
Keith Olsen	$686,000	(2)	$1,886,873	(6)
George Pollock	$292,250	(3)	—
Ernest Sampera	$344,000	(4)	—
William Roach	$172,750	(5)	—

(1)	Includes the continuation of medical benefits, valued at $5,500 per 6-month period.
(2)	Assumes realization of a 2009 target bonus of $250,000.
(3)	Assumes a 2010 base salary of $250,000 and realization of the pro-rata amount of a 2010 target bonus of $125,000.
(4)	Assumes a 2010 base salary of $222,000 and realization of a 2009 target bonus of $111,000.
(5)	Assumes a 2010 base salary of $223,000.

(6)	Represents the intrinsic value, at an assumed transaction price of $19.06, of the 175,507 unvested stock options and 32,536 performance-based stock awards held by Mr. Olsen as of October 21, 2009, all of which is subject to accelerated vesting.

As further described below under “The Merger Agreement—Employee Matters,” Equinix committed to provide retention and integration programs for Switch and Data’s employees. As part of this commitment, Equinix has offered the following retention bonuses in the amount of approximately 22.5% of annual base salary to certain Switch and Data executive officers if they remain employed for six months following the closing (although they may remain eligible for payment if they are terminated without cause prior to the retention date): $50,175 for Mr. Browning; $38,475 for Mr. Mynard; $50,175 for Mr. Roach; and $49,950 for Mr. Sampera. Mr. Pollock has been offered a retention bonus of $50,000 to remain for four months and an additional $100,000 to remain for one year following the closing. In addition, with respect to executive officers of Switch and Data who do not have employment agreements providing severance benefits and are terminated without cause in connection with the merger, Equinix expects that they would be eligible to receive between 12 and 18 weeks of salary and health benefits, depending on the officer’s length of service and subject to the officer meeting such conditions as may be required by Equinix.

Stock, Stock Options and Restricted Stock Awards

Switch and Data’s directors and executive officers hold Switch and Data stock, stock options and restricted stock awards. The Switch and Data stock that such persons hold will be treated identically in the merger to the stock held by Switch and Data stockholders generally. Under the terms of the Merger Agreement, all of Switch and Data’s stock options (including those held by its directors and executive officers) will be assumed by Equinix and “rolled over” at the effective time of the merger into options to purchase Equinix common stock. Specifically, each Switch and Data stock option that is outstanding immediately prior to the effective time will be converted automatically into an option to purchase shares of Equinix common stock on substantially the same terms and conditions as were applicable to such stock option immediately prior to the effective time of the merger, except that: (i) the number of shares of Equinix common stock subject to the assumed Switch and Data stock option will be determined by multiplying the number of shares of Switch and Data common stock subject to the stock option immediately prior to the effective time by the Option Exchange Ratio (as defined below), rounded down to the nearest whole share, and (ii) the per share exercise price for shares of Equinix common stock issuable upon exercise of the assumed Switch and Data stock option will be equal to the exercise price per share under the Switch and Data stock option divided by the Option Exchange Ratio, rounded up to the nearest cent.

The Merger Agreement also provides that, at the effective time of the merger, each Switch and Data restricted stock award that remains unvested will be assumed by Equinix and “rolled over” into an award for shares of Equinix common stock on substantially the same terms as were applicable to such award immediately prior to the effective time of the merger, except that the number of shares of Equinix common stock subject to such award will be equal to the number of shares of Switch and Data common stock subject to such award multiplied by the Option Exchange Ratio.

Under the Merger Agreement, the vesting schedule applicable to such “rolled over” options and awards will be the same vesting schedule that was applicable to them prior to the effective time, with appropriate adjustments for performance-based conditions in the case of restricted stock awards that have such conditions.

The “Option Exchange Ratio” means the quotient (rounded to five decimal points) obtained by dividing the Per Share Merger Consideration (as defined below) by the closing price of Equinix common stock on The Nasdaq Stock Market on the closing date of the merger. For this purpose, “Per Share Merger Consideration” means the quotient (rounded to five decimal points) obtained by dividing: (i) the value on the closing date of the merger of the aggregate merger consideration (excluding any portion allocated to dissenting shares), with the value of the stock consideration portion of the merger consideration calculated based on the closing price of

Equinix common stock on The Nasdaq Stock Market on the closing date, by (ii) the total number of shares of Switch and Data common stock outstanding immediately prior to the closing date of the merger (excluding any dissenting shares).

The following table summarizes the Switch and Data common stock, restricted stock awards and options to purchase Switch and Data common stock held by each of Switch and Data’s directors and officers, whether vested or unvested, as of October 21, 2009.

All such shares of Switch and Data common stock are being treated identically in the merger to shares of Switch and Data common stock held by other Switch and Data stockholders. All such restricted stock awards and stock options are also being treated identically to restricted stock awards and stock options held by Switch and Data’s employees generally except with respect to Keith Olsen, as described in more detail above under “—Severance or Change in Control Agreements.”

Name	Number of Shares of Switch and Data Common Stock	Number of Restricted Shares	Number of Shares Underlying Stock Options
Non-Employee Directors
Kathleen Earley	—	—	74,556
George Kelly	1,596	—	15,000
William Luby	—	—	15,000
Arthur Matin	—	—	84,556
G. Michael Sievert	—	—	35,000
Michael Sileck	5,000	—	35,000
M. Alex White	10,000	—	40,000
Executive Officers
Charles Browning	63,800	11,700	94,050
Ali Marashi	—	17,333	139,333
Clayton Mynard	20,172	6,933	55,733
Keith Olsen	227,489	32,536	638,110
George Pollock	150,955	16,467	132,367
William Roach	250,355	11,700	94,050
Ernest Sampera	500	14,733	226,493

Indemnification and Insurance

The Merger Agreement provides that for six years after the effective time of the merger and to the fullest extent permitted by law, Equinix will cause the surviving corporation to honor all rights to indemnification and advancement of expenses for acts or omissions prior to the effective time of the merger existing in favor of Switch and Data directors or officers as provided in Switch and Data’s organizational documents. The Merger Agreement also provides that, prior to the effective time of the merger, Equinix will purchase a six-year “tail” directors’ and officers’ liability insurance policy on terms and conditions no less favorable than Switch and Data’s existing directors’ and officers’ liability insurance. In the event that Equinix fails to purchase this “tail” policy, it will purchase comparable directors’ and officers’ liability insurance on a year-to-year basis for the six-year period following the effective time of the merger; provided that Equinix is not obligated to spend in any given year in excess of 250% of the premium paid by Switch and Data for its existing insurance in its last full fiscal year.

Composition of the Board of Directors after Closing

The Merger Agreement provides that, at the effective time of the merger, Equinix will cause to be appointed to its board of directors an individual designated by Switch and Data and reasonably acceptable to Equinix. In addition, Equinix will nominate such individual for re-election to Equinix’s board of directors at its 2010 annual meeting of stockholders. Switch and Data has determined that its designee to the Equinix board of directors will be William Luby.

Accounting Treatment

The merger will be accounted for as an acquisition of Switch and Data by Equinix under the acquisition method of accounting of U.S. generally accepted accounting principles. Under the acquisition method of accounting, the assets and liabilities of the acquired company are, as of completion of the merger, recorded at their respective fair values and added to those of the reporting public issuer, including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable net assets. Financial statements of Equinix issued after the merger will reflect only the operations of Switch and Data after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Switch and Data.

All unaudited pro forma combined consolidated condensed financial statements contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of Switch and Data’s assets and liabilities. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Switch and Data as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill.

Material U.S. Federal Income Tax Consequences

General

In the opinion of Davis Polk & Wardwell LLP, counsel to Equinix, and Holland & Knight LLP, counsel to Switch and Data (together with Equinix’s counsel, “Tax Counsel”), the following are the material U.S. federal income tax consequences of the merger to “U.S. Holders” (as defined below) of Switch and Data common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this Registration Statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Switch and Data common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the exchange of shares of Switch and Data common stock held as capital assets. It does not address all of the tax consequences that may be important to a U.S. Holder in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to a U.S. Holder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a U.S. Holder who holds Switch and Data common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a U.S. Holder who acquired Switch and Data common stock pursuant to the exercise of compensatory options or otherwise as compensation.

If a partnership or an entity taxable as a partnership for U.S. federal income tax purposes holds the shares of Switch and Data common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding shares of Switch and Data common stock and partners in such partnerships should consult their tax advisors.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, we strongly urge each Switch and Data stockholder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the merger.

Tax Opinions

Based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Tax Counsel that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Equinix, Merger Sub and Switch and Data will each be a party to that reorganization within the meaning of Section 368(b) of the Code. It is a condition to the obligation of each of Equinix and Switch and Data to complete the merger that the relevant Tax Counsel confirm its opinion as of the closing date of the merger. Neither Equinix nor Switch and Data intends to waive this condition.

The opinions of Tax Counsel regarding the merger have relied, and the confirmation opinions regarding the merger as of the closing date of the merger (the “Closing Date Opinions”) will each rely, on (1) representations and covenants made by Equinix and Switch and Data, including those contained in certificates of officers of Equinix and Switch and Data, and (2) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the Merger Agreement. In addition, the opinions of Tax Counsel have assumed, and Tax Counsel’s ability to provide the Closing Date Opinions will depend on, the absence of changes in existing facts or in law between the date of this proxy statement/prospectus and the closing date of the merger. If any of those representations, covenants or assumptions is inaccurate, Tax Counsel may not be able to provide the required Closing Date Opinions or the tax consequences of the merger could differ from those described in the opinions that Tax Counsel have delivered. An opinion of Tax Counsel neither binds the Internal Revenue Service (the “IRS”) nor precludes the IRS or the courts from adopting a contrary position. Neither Equinix nor Switch and Data intends to obtain a ruling from the IRS on the tax consequences of the merger.

Based on such opinions, the U.S. federal income tax consequences of the merger are as follows:

U.S. Federal Income Tax Consequences to Equinix, Merger Sub and Switch and Data

None of Equinix, Sundance Acquisition Corporation and Switch and Data will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Federal Income Tax Consequences to U.S. Holders Who Participate in the Merger

Receipt Solely of Equinix Common Stock

A U.S. Holder who receives only shares of Equinix common stock in the merger will not recognize any gain or loss except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Equinix common stock. U.S. Holders will recognize gain or loss on any cash received in lieu of a fractional share of Equinix common stock equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s adjusted tax basis of the shares of Switch and Data common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period in Switch and Data common stock is more than one year as of the closing date of the merger. Such U.S. Holder will have an adjusted tax basis in the Equinix common stock received in the merger, including any fractional share for which cash is received, equal to the adjusted tax basis of the Switch and Data common stock surrendered by that holder in the merger. The holding period for Equinix common stock received in the merger will include the holding period for the Switch and Data common stock surrendered therefor.

Receipt of Equinix Common Stock and Cash

A U.S. Holder who receives both Equinix common stock and cash in the merger will not recognize any loss on the exchange, and will recognize gain (if any) equal to the lesser of: (1) the amount of cash received (other than cash received in lieu of a fractional share) and (2) the excess of the sum of the amount of cash received and the fair market value on the closing date of the merger of the shares of Equinix common stock received over the stockholder’s adjusted tax basis for the shares of Switch and Data common stock surrendered in the exchange.

Any gain recognized with respect to shares of Switch and Data common stock as a consequence of participating in the merger will generally be capital gain, and generally will be long-term capital gain if the shares have been held for more than one year on the closing date of the merger. It is possible, however, that a U.S. Holder would instead be required to treat all or part of such gain as dividend income, if that U.S. Holder’s percentage ownership in Equinix (including shares that the U.S. Holder is deemed to own under certain attribution rules) after the transaction is not meaningfully reduced from what the U.S. Holder’s percentage ownership would have been if the U.S. Holder had received solely shares of Equinix common stock rather than a combination of cash and Equinix common stock in the merger. If a U.S. Holder who has a relatively minimal stock interest in Equinix and Switch and Data suffers a reduction in its proportionate interest in Equinix, the U.S. Holder should be regarded as having suffered a meaningful reduction in interest. For example, the IRS has ruled that any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction,” in a transaction in which a holder held less than 1% of the shares of a corporation and did not have management control over the corporation. A U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the merger will be treated as capital gain or dividend income under the Code.

A U.S. Holder who receives Equinix common stock will have an adjusted tax basis in the Equinix common stock received in the merger equal to the adjusted tax basis of the shares of Switch and Data common stock surrendered, increased by the amount of gain, if any, recognized (including any portion of the gain that is treated as a dividend, but excluding any gain recognized with respect to a fractional share), and decreased by the amount, if any, of cash received (other than cash received in lieu of a fractional share). The holding period for shares of Equinix common stock received in exchange for shares of Switch and Data common stock in the merger will include the holding period for the shares of Switch and Data common stock surrendered in the merger.

U.S. Holders will recognize gain or loss on any cash received in lieu of a fractional share of Equinix common stock equal to the difference between the amount of cash received in lieu of the fractional share and the U.S. Holder’s tax basis in the fractional share. A U.S. Holder’s tax basis in a fractional share will be determined by allocating the U.S. Holder’s tax basis in the Equinix common stock between the Equinix common stock received and the fractional share, in accordance with their respective fair market values. Such gain or loss generally will be long-term capital gain or loss if the holding period in Switch and Data common stock is more than one year as of the closing date of the merger.

In the case of a U.S. Holder who holds shares of Switch and Data common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of shares of Switch and Data common stock.

Receipt Solely of Cash

A U.S. Holder who receives only cash in the merger will generally recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Switch and Data common stock surrendered in the exchange. It is anticipated that most U.S. Holders will be required to treat any recognized gain as capital gain, as described above. However, it is possible that a U.S. Holder would instead be required to treat all or part of such gain as dividend income as described in the section “—Receipt of Equinix Common Stock and Cash.” A U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the merger will be treated as capital gain or dividend income under the Code.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with cash received in lieu of fractional shares and cash payments from a disposition of shares of Switch and Data common stock pursuant to the merger. Backup withholding at a rate of 28% may apply to cash paid in the transaction to a U.S. Holder, unless the U.S. Holder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to such U.S. Holder following the completion of the merger.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided the required information is furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Reporting Requirements

If a U.S. Holder receives Equinix common stock as a result of the merger, such U.S. Holder will be required to retain records pertaining to the merger. In addition, each U.S. Holder that owns at least five percent of Switch and Data’s common stock will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger, including:

•	the cost or other basis of the U.S. Holder’s shares of Switch and Data common stock transferred in the exchange; and

•	the fair market value of the Equinix common stock and the amount of cash the U.S. Holder receives in the exchange.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, the merger may not be consummated unless Equinix and Switch and Data furnish certain information to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and specified waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, Equinix and Switch and Data each filed Notification and Report Forms with respect to the merger with the Antitrust Division and the FTC on November 4, 2009. As a result, the waiting period applicable to the merger was scheduled to expire on December 4, 2009. However, following the submission of materials relating to the transaction to the Antitrust Division staff and consultation with the staff, Equinix voluntarily withdrew its Notification and Report Form on December 3, 2009 and re-filed the form on December 7, 2009, thereby extending the waiting period under the HSR Act an additional 30 days to January 6, 2010. Before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the merger from Equinix and Switch and Data. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern time, 10 days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the merger. At any time before or after consummation of the merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Switch and Data or Equinix. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, what the result will be. See “The Merger Agreement—Conditions to the Completion of the Merger” for certain conditions to the merger, including conditions with respect to litigation and certain governmental actions and “The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement in connection with legal prohibitions on completing the merger.

Equinix and Switch and Data have each agreed to use their reasonable efforts to take all actions necessary, proper or advisable under applicable law to complete the merger. However, Equinix is not required to agree to or carry out any divestiture, settlement, consent decree, license or imposition of any restriction on its ownership or operation of its or Switch and Data’s business or assets.

In addition, subject to certain conditions, either party can terminate the Merger Agreement if the merger has not been consummated on or before March 21, 2010; however, this deadline will be automatically extended to June 21, 2010 if all conditions to closing have been satisfied other than required antitrust and competition law approvals. Each of Equinix and Switch and Data has the right to terminate the Merger Agreement if any law makes the consummation of the merger illegal or if a final and nonappealable injunction is entered prohibiting Equinix or Switch and Data from consummating the merger.

Appraisal Rights

Holders of shares of Switch and Data common stock are entitled to appraisal rights under Section 262 (“Section 262”) of the DGCL, provided that they comply with the conditions established by Section 262. Section 262 is reprinted in its entirety as Annex D to this proxy statement/prospectus. The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex D.

This discussion and Annex D should be reviewed carefully by any stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein may result in the loss of appraisal rights. Stockholders of record who desire to exercise their appraisal rights must: (i) hold shares of Switch and Data on the date of making a demand for appraisal; (ii) continuously hold such shares through the effective time of the merger; (iii) deliver a properly executed written demand for appraisal to Switch and Data prior to the vote by the stockholders of Switch and Data on the merger; (iv) not vote in favor of the adoption of the Merger Agreement or consent thereto in writing; (v) file any necessary petition in the Delaware Court of Chancery (the “Delaware Court”), as more fully described below, within 120 days after the effective time of the merger; and (vi) otherwise satisfy all of the conditions described more fully below and in Annex D. A record holder of shares of Switch and Data common stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the adoption of the Merger Agreement nor consents thereto in writing will be entitled, if the merger is consummated, to receive payment of the fair value of his shares of Switch and Data common stock, exclusive of any element of value arising from the accomplishment of expectation of the merger, together with a fair rate of interest, if any, as determined by the Delaware Court. All references in Section 262 and in this summary of appraisal rights to a “stockholder” or “holders of shares of common stock” are to the record holder or holders of shares of Switch and Data common stock.

Under Section 262, not less than 20 days prior to the special meeting, Switch and Data is required to notify each stockholder eligible for appraisal rights of the availability of such appraisal rights. This proxy statement/prospectus constitutes notice to holders of Switch and Data common stock that appraisal rights are available to them. Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth herein and otherwise comply with Section 262. A written demand for appraisal of any shares of Switch and Data common stock must be filed with Switch and Data before the taking of the vote on the adoption of the Merger Agreement. Such written demand must reasonably inform Switch and Data of the identity of the stockholder of record and of such stockholder’s intention to demand appraisal of the Switch and Data common stock held by such stockholder. This written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the Merger Agreement. Voting against, abstaining from voting on, failing to return a proxy with respect to, or failing to vote on the adoption of the Merger Agreement will not constitute a demand for appraisal under Section 262. Stockholders who desire to exercise appraisal rights must not vote in favor of the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the Merger Agreement or delivering a proxy in connection with the special meeting (unless the proxy instructs the shares to be voted against, or expressly abstained from being voted on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on the certificate or certificates representing the shares of Switch and Data common stock. A person having a beneficial interest in shares of Switch and Data common stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein (and otherwise set forth in Section 262) properly and in a timely manner to perfect any appraisal rights. If the shares of Switch and Data common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner or by the fiduciary. If the shares of Switch and Data common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all such joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. A record owner, such as a broker, fiduciary or other nominee, who holds shares of Switch and Data common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Switch and Data common stock outstanding in the name of such record owner. A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to Switch and Data at the address listed on page 1 of this proxy statement/prospectus. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Switch and Data common stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the adoption of the Merger Agreement will not constitute such a demand.

Within 10 days after the effective time of the merger, Switch and Data must provide notice of the effective time of the merger to all stockholders who have submitted demands for appraisal under Section 262. Within 120 days after the effective time of the merger, either Switch and Data or any stockholder who has complied with the required conditions of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court, with a copy served on Switch and Data in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Switch and Data does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Switch and Data will file such a petition or that Switch and Data will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from Switch and Data a statement setting forth the aggregate number of shares of Switch and Data common stock not voted in favor of the adoption of the Merger Agreement and with respect to which demands for appraisal were received by Switch and Data and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by Switch and Data or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Switch and Data common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court may take into account all relevant factors. The Delaware Supreme Court has discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that, “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court may consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which are known or which can be ascertained as of the date of the merger. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of the merger. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.

Although we believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders considering seeking appraisal should recognize that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the merger consideration to be received if they do not seek appraisal of their shares. Moreover, we do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for the purposes of Section 262, the “fair value” of a share of Switch and Data common stock is less than the merger consideration. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although upon application of a dissenting stockholder of Switch and Data, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any holder of shares of Switch and Data common stock who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of Switch and Data. If no petition for appraisal is filed with the Delaware Court within 120 days after the effective time of the merger, stockholders’ rights to appraisal, if available, will cease, and all holders of shares of Switch and Data common stock will be entitled to receive the merger consideration under the terms of the Merger Agreement. Inasmuch as Switch and Data has no obligation to file such a petition, and has no present intention to do so, any holder of shares of Switch and Data common stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Switch and Data a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time will require written approval of Switch and Data and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Stockholders should read “The Merger Agreement—Merger Consideration” beginning on page 63 for a description of the form and amount of merger consideration payable to stockholders with respect to dissenting shares who fail to perfect, withdraw or otherwise lose the right to appraisal pursuant to Delaware law.

Failure to take any required step in connection with the exercise of appraisal rights may result in termination of such rights. In view of the complexity of these provisions of Delaware law, stockholders who are considering exercising their rights under Section 262 should consult with their legal advisors.

Federal Securities Laws Consequences; Stock Transfer Restrictions

Shares of Equinix common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended (the “Securities Act”), except for Equinix shares issued to any Switch and Data stockholder who may be deemed to be an “affiliate” of Equinix after completion of the merger. Former Switch and Data stockholders who were affiliates of Switch and Data at the time of the special meeting and who are not affiliates of Equinix after the completion of the merger may sell their Equinix shares at any time. Former Switch and Data stockholders who are or become affiliates of Equinix after completion of the merger will remain or be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of Equinix. This proxy statement/prospectus does not cover resales of Equinix common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Listing of Newly Issued Equinix Common Stock on The Nasdaq Stock Market; Delisting and Deregistration of Switch and Data Common Stock

Equinix has agreed that prior to the completion of the merger, it will use its reasonable best efforts to cause the shares of Equinix common stock to be issued in the merger to be approved for listing on The Nasdaq Stock Market. Such approval is a condition to the completion of the merger. If the merger is completed, Switch and Data common stock will cease to be listed on The Nasdaq Stock Market and its shares will be deregistered.

Litigation Relating to the Merger

On October 27, 2009, a purported stockholder class action lawsuit was filed in the Delaware Chancery Court against Switch and Data, members of Switch and Data’s board of directors, Sundance Acquisition Corporation and Equinix. The lawsuit, Gibbs v. Switch & Data Facilities Company, Inc., et al. (Case No. 5027-VCS), alleges that the members of Switch and Data’s board of directors breached their fiduciary duties to Switch and Data’s stockholders in connection with the proposed merger by, among other things, entering into the Merger Agreement without first taking steps to obtain adequate, fair and maximum consideration for Switch and Data’s stockholders, by structuring the transaction to benefit themselves and by including provisions intended to dissuade other potential suitors from making competing offers. The complaint also alleges that Switch and Data and Equinix aided and abetted those supposed breaches of duty. The complaint seeks various forms of relief, including but not limited to an injunction prohibiting the consummation of the proposed merger.

On October 30, 2009, a second purported stockholder class action lawsuit, Jiannaras v. Switch & Data Facilities Company, Inc., et al. (Case No. 09-CA-027950), was filed against the same defendants in a Hillsborough County, Florida state court. The complaint alleges that the members of Switch and Data’s board of directors breached their fiduciary duties to Switch and Data’s stockholders by, among other things, failing to take steps to maximize the value of Switch and Data to its public stockholders, failing to value properly Switch and Data, failing to protect against the directors’ conflicts of interest, and failing to disclose all material information to allow a fully informed vote by the stockholders. Specifically, plaintiffs contend that the defendants timed the merger to take advantage of the recent downturn in Switch and Data’s share price to sell Switch and Data at an illusory premium that does not reflect Switch and Data’s financial performance, thereby depriving Switch and Data stockholders of the true value of their shares and allowing defendants to reap disproportionate benefits to themselves instead of maximizing stockholder value. Plaintiffs further assert that Switch and Data and Equinix aided and abetted the alleged breaches of duty by Switch and Data’s directors. The complaint seeks various relief, including but not limited to an injunction prohibiting the consummation of the proposed merger.

On December 7, 2009, a third purported stockholder class action lawsuit, Broadbased Equities v. Keith Olsen, et al. (Case No. 8:09-CV-02473), was filed against the same defendants (other than Sundance Acquisition Corporation, which was not named) in the United States District Court for the Middle District of Florida. The complaint alleges that the defendants have provided materially incomplete information to Switch and Data shareholders in this proxy statement/prospectus, that Switch and Data’s Chief Executive Officer and President sought to advance his own interests at the expense of Switch and Data shareholders in connection with the merger, and that Switch and Data’s directors breached their fiduciary duties in connection with the merger, including by agreeing to provisions in the Merger Agreement intended to dissuade other potential suitors from making competing offers. The complaint also alleges that Equinix aided and abetted those supposed breaches of duty. The complaint seeks various relief, including but not limited to an injunction prohibiting the consummation of the proposed merger.

The time for the defendants to respond to the complaints has not yet expired and, to date, no preliminary injunction motion has been filed. Equinix and Switch and Data believe that these lawsuits are without merit and intend to defend against them vigorously.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. We urge you to read the Merger Agreement carefully in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the merger.

The Merger Agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Equinix or Switch and Data in our public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Equinix, Switch and Data or any of their respective subsidiaries, and should instead read the information provided elsewhere in this proxy statement/prospectus and in Equinix’s and Switch and Data’s filings with the SEC for information regarding the parties and their respective businesses.

Structure and Effect of the Merger

If the holders of Switch and Data common stock adopt and approve the Merger Agreement and the other conditions to the merger are satisfied or waived, Sundance Acquisition Corporation, a wholly-owned subsidiary of Equinix, will merge with and into Switch and Data. As a result, Switch and Data will continue as the surviving corporation and will become a wholly-owned subsidiary of Equinix. Accordingly, Switch and Data shares will no longer be publicly traded.

Closing and Effective Time of the Merger

The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by Equinix and Switch and Data and as specified in the certificate of merger. Unless otherwise agreed between Equinix and Switch and Data, the filing of the certificate of merger will occur no later than two business days after the conditions to completion of the merger have been satisfied or waived.

Merger Consideration

At the effective time of the merger, each outstanding share of Switch and Data common stock will be converted into the right to receive (i) 0.19409 shares of Equinix common stock, (ii) $19.06 per share in cash or (iii) a combination of Equinix common stock and cash. In the event that your shares are converted into a combination of Equinix common stock and cash, the amounts of Equinix common stock and cash you receive will be determined as described below under “—Proration Procedures.” Switch and Data stockholders have the opportunity to elect whether they would prefer to receive 0.19409 shares of Equinix’s common stock or $19.06 in cash for each share of Switch and Data common stock that they hold. However, the Merger Agreement provides that notwithstanding such elections, the overall consideration to be paid by Equinix in the merger will consist 80% of Equinix common stock and 20% of cash. As a result, the relative amounts of Equinix common stock and cash to be paid to Switch and Data stockholders will be prorated to the extent necessary to achieve the required 80/20 ratio of stock and cash consideration.

In addition to these proration procedures, the Merger Agreement also contains provisions designed to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. To the extent necessary to achieve this treatment, after the application of the proration procedures described above, the merger consideration may be further adjusted such that a portion of the merger consideration otherwise payable to Switch and Data stockholders in cash is instead paid in Equinix common stock.

Switch and Data stockholders who have satisfied the requirements for the exercise of appraisal rights as of the closing of the merger but who thereafter fail to perfect, withdraw or otherwise lose the right to appraisal pursuant to Delaware law will receive merger consideration for each of their shares of Switch and Data common stock consisting of (i) the number of shares of Equinix common stock determined by dividing the aggregate number of shares of Equinix common stock paid to holders of non-dissenting shares at the closing divided by the number of non-dissenting shares to which such stock was paid and (ii) an amount in cash, without interest, determined by dividing the aggregate amount of cash paid to holders of non-dissenting shares at the closing divided by the number of shares to which such cash was paid.

Holders of Switch and Data common stock will not receive any fractional Equinix shares in the merger. Instead, the total number of shares that each holder of Switch and Data common stock will receive in the merger will be rounded down to the nearest whole number, and Equinix will pay cash for any resulting fractional share that a Switch and Data stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of Equinix common stock will be determined by multiplying the fraction by the closing price for Equinix common stock on The Nasdaq Stock Market on the date that the merger becomes effective.

Proration Procedures

If the holders of 80% or less of Switch and Data’s non-dissenting shares make an election to receive Equinix common stock in the merger (a “Stock Election”) and holders of 20% or less of Switch and Data’s non-dissenting shares make an election to receive cash in the merger (a “Cash Election”), the relative amounts of Equinix common stock and cash to be paid in the merger will not be prorated except as described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment.” If instead holders of more than 80% of Switch and Data’s non-dissenting shares make a Stock Election or holders of more than 20% of Switch and Data’s non-dissenting shares make a Cash Election, the stock and cash consideration to be paid in the merger will be prorated as described below.

The discussion below includes examples, for illustrative purposes only, of the proration procedures and the effects of these procedures on Switch and Data stockholders. Each of these examples assumes that immediately prior to completion of the merger, (i) you own 100 shares of Switch and Data common stock, (ii) 34,580,077 shares of Switch and Data common stock are outstanding and (iii) no shares are dissenting in connection with the merger.

If you make a Stock Election. If you elect to receive Equinix common stock for your shares of Switch and Data common stock then, subject to the further adjustment described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment”:

•

If Stock Elections are made with respect to more than 80% of Switch and Data’s non-dissenting shares, for each share of Switch and Data common stock that you hold you will receive a prorated amount of Equinix common stock and cash equal to:

–

the number of shares (or the fraction of a share) of Equinix common stock determined by multiplying (i) 0.19409 by (ii) a fraction, the numerator of which is 80% of the total number of non-dissenting shares as of the closing, and the denominator of which is the number of such shares as to which effective Stock Elections have been made; and

–

an amount in cash, without interest, equal to (i) $19.06 minus (ii) an amount determined by multiplying the number of shares (or the fraction of a share) of Equinix common stock determined pursuant to the immediately preceding bullet point by a fraction, the numerator of which is $19.06 and the denominator of which is 0.19409; and

•

If Stock Elections are made with respect to 80% or less of Switch and Data’s non-dissenting shares, you will not be prorated and will receive Equinix common stock for your shares of Switch and Data common stock.

For example, if Stock Elections are made with respect to 85% of Switch and Data’s common stock and you make a Stock Election with respect to your 100 shares, then subject to the Cash/Stock Adjustment Mechanism you would be entitled to receive (i) 18 shares of Equinix common stock, plus cash payment for a fractional share as described above and (ii) $112.12 in cash. The number of shares of Equinix common stock you receive for each of your 100 shares is determined by multiplying 0.19409 by a fraction, the numerator of which is 80% of the total number of non-dissenting shares and the denominator of which is the number of shares as to which effective Stock Elections have been made (i.e. 0.19409 * (27,664,062 / 29,393,065)). The amount of cash you receive for each of your 100 shares is calculated as $19.06 minus an amount determined by multiplying the number of shares of Equinix common stock you receive for each of your Switch and Data shares as calculated above (including any fractional shares) by a fraction, the numerator of which is $19.06 and the denominator of which is 0.19409 (i.e. $19.06—(0.182673 * ($19.06 / 0.19409))).

If you make a Cash Election. If you elect to receive cash for your shares of Switch and Data common stock then, subject to the further adjustment described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment”:

•

If Cash Elections are made with respect to more than 20% of Switch and Data’s non-dissenting shares, for each share of Switch and Data common stock that you hold you will receive a prorated amount of cash and Equinix common stock equal to:

–

an amount in cash, without interest, determined by multiplying (i) $19.06 by (ii) a fraction, the numerator of which is 20% of the total number of non-dissenting shares as of the closing and the denominator of which is the total number of shares as to which effective Cash Elections have been made; and

–

that number of shares (or the fraction of a share) of Equinix common stock determined by multiplying (i) 0.19409 by (ii) a fraction, the numerator of which is $19.06 minus the amount of cash determined pursuant to the immediately preceding bullet point, and the denominator of which is $19.06; and

•	If Cash Elections are made with respect to 20% or less of Switch and Data’s non-dissenting shares, you will not be prorated and will receive cash for your shares of Switch and Data common stock.

For example, if Cash Elections are made with respect to 30% of Switch and Data’s common stock and you make a Cash Election with respect to your 100 shares, then subject to the Cash/Stock Adjustment Mechanism you would be entitled to receive (i) $1,270.67 in cash and (ii) six shares of Equinix common stock, plus cash payment for a fractional share as described above under “—Merger Consideration.” The amount of cash you receive for each of your 100 shares is calculated by multiplying $19.06 by a fraction, the numerator of which is 20% of the total number of non-dissenting shares and the denominator of which is the total number of shares as to which effective Cash Elections have been made (i.e. $19.06 * (6,916,015 / 10,374,023). The number of shares of Equinix common stock you receive for each of your 100 shares is determined by multiplying 0.19409 by a fraction, the numerator of which is $19.06 minus the amount of cash you receive for each of your Switch and Data shares as calculated above and the denominator of which is $19.06 (i.e. 0.19409 * (($19.06—$12.7067) / $19.06).

If you do not make an election. If you do not make an election with respect to your shares of Switch and Data common stock then, subject to the further adjustment described below under “—Cash/Stock Adjustment Mechanism to achieve reorganization treatment”:

•	If Stock Elections are made with respect to more than 80% of Switch and Data’s non-dissenting shares, you will receive $19.06 in cash for each share of Switch and Data common stock that you hold;

•

If Cash Elections are made with respect to more than 20% of Switch and Data’s non-dissenting shares, you will receive 0.19409 shares of Equinix common stock for each share of Switch and Data common stock that you hold; and

•

If Stock Elections are made with respect to 80% or less of Switch and Data’s non-dissenting shares and Cash Elections are made with respect to 20% or less of Switch and Data’s non-dissenting shares, you may receive either 0.19409 shares of Equinix common stock or $19.06 in cash for the shares of Switch and Data common stock that you hold, or you may receive Equinix common stock for a portion of your Switch and Data shares and cash for the remainder. In such case, the determination of the consideration that you and other non-electing Switch and Data stockholders will receive will be made by the exchange agent by lot or by another reasonable method selected by Equinix.

Cash/Stock Adjustment Mechanism to achieve reorganization treatment. In addition to the proration mechanism described above, the Merger Agreement also contains provisions designed to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. To the extent necessary to achieve this treatment, after the application of the proration mechanism described above, the merger consideration may be further adjusted such that a portion of the merger consideration otherwise payable to Switch and Data stockholders in cash is instead paid in Equinix common stock. We refer to this further adjustment mechanism as the “Cash/Stock Adjustment Mechanism.”

The Merger Agreement provides that the Cash/Stock Adjustment Mechanism will be applied if and only to the extent that, after application of the proration procedures described above, the parties’ counsel are unable to render their respective opinions that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In such event, the amount of cash payable with respect to each share of Switch and Data common stock otherwise entitled to receive cash will be proportionately reduced (the “Cash Reduction Amount”), and shares of Equinix common stock will be substituted for such cash, to the minimum extent necessary to enable the tax opinions to be rendered. With respect to each share of Switch and Data common stock, the number of shares of Equinix common stock to be substituted for the Cash Reduction Amount will be equal to the Cash Reduction Amount divided by the average of the high and low stock prices of Equinix common stock on the closing date.

By way of illustration, assume that, per the example above under “—If you make a Stock Election,” you were to receive for your 100 shares of Switch and Data common stock (i) 18 shares of Equinix common stock, plus cash payment for a fractional share as described above under “—Merger Consideration” and (ii) $112.12 in cash. If pursuant to the Cash/Stock Adjustment Mechanism a 10% reduction in cash paid in connection with the merger were required in order for the parties’ counsel to render their respective tax opinions, the Cash Reduction Amount applicable to your shares would be $0.1121 per share, or $11.21 in the aggregate. In substitution for this amount, you would receive an additional number of shares or fraction of a share of Equinix common stock determined by dividing $11.21 by the average of the high and low stock prices of Equinix common stock on the closing date.

Election Procedure

Computershare Trust Company, N.A., the exchange agent, has sent to you under separate cover an election form and letter of transmittal pursuant to which Switch and Data stockholders may elect whether they would prefer to receive Equinix common stock or cash in exchange for their Switch and Data shares. The election record date is December 18, 2009, the same date as the record date for the special meeting. If you were a record holder of Switch and Data common stock on such date, you should carefully review and follow the instructions included in the election form and the letter of transmittal. To make an election, record holders must properly complete and sign the election form and letter of transmittal and send those documents and the certificates for their shares to the exchange agent at the address listed in the election form and letter of transmittal by the election deadline, which is 5:00 p.m. Eastern time on the date of the special meeting. If the Merger Agreement is terminated, all election forms delivered to the exchange agent on or prior to the date of such termination will be automatically revoked and all share certificates will be returned.

If you own shares of Switch and Data common stock in “street name” through a broker or other financial institution, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or financial institution sufficient time to cause the record holder of your shares to make an election as described above. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

If you are a record holder of Switch and Data shares, you may change your election or change the number of shares for which you have made an election at any time prior to the election deadline by sending a signed written notice to the exchange agent identifying the shares of Switch and Data common stock for which you are changing your election along with a properly completed revised election form. For a change of an election to be effective, it must be received by the exchange agent prior to the election deadline. In addition, a record holder may revoke an election at any time prior to 5:00 p.m. Eastern time on the date that is two business days preceding the closing date of the merger by delivering to the exchange agent a written notice of revocation. Switch and Data will announce the expected closing date of the merger by issuing a press release and filing that press release on Form 8-K with the SEC no later than five business days before the expected closing date. Shares of Switch and Data common stock as to which an election has been revoked after the election deadline will be deemed non-electing shares, and no new election as to such shares may be made after the election deadline. If you hold your shares in “street name,” you must follow your broker’s instructions for changing or revoking an election.

All elections are subject to the proration procedures described above. If you do not make a valid election your shares will be considered non-electing shares, and when the merger is completed you will be entitled to receive the merger consideration for non-electing shares as described under “—Proration Procedures—If you do not make an election” above.

Procedures for Exchange of Certificates and Uncertificated Shares

Equinix has appointed Computershare Trust Company, N.A. as exchange agent for the purpose of exchanging certificates and uncertificated shares of Switch and Data common stock. The exchange agent will also be responsible for administering the election procedures described above and determining the merger consideration to be received by each holder of Switch and Data common stock as described above and consistent with the Merger Agreement.

The letter of transmittal sent to you by the exchange agent contains instructions for exchanging shares of Switch and Data common stock for the applicable merger consideration. If you are a record holder of Switch and Data shares and you wish to make an election with respect to any of your shares, you must submit an election form and letter of transmittal and the certificates representing the shares with respect to which you are making an election to the exchange agent prior to the election deadline. Record holders of Switch and Data common stock should not submit their Switch and Data stock certificates with their proxy card. Stock certificates should only be sent to the exchange agent with a properly completed, signed election form and letter of transmittal. If you own shares of Switch and Data common stock in “street name” through a broker or other financial institution, you will receive or should seek instructions from the institution holding your shares concerning how to make your election.

Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Switch and Data stockholder at the effective time of the merger and who did not submit his or her election form and share certificates on or before the election deadline or who holds shares for which a valid election was not made. This mailing will contain instructions on how to surrender shares of Switch and Data common stock in exchange for the merger consideration the holder is entitled to receive under the Merger Agreement.

After the effective time, each certificate that previously represented shares of Switch and Data common stock will represent only the right to receive the applicable merger consideration as described above under “—Merger Consideration,” including cash for any fractional shares of Switch and Data common stock. In addition, neither Equinix nor Switch and Data will register any transfers of the shares of Switch and Data common stock after the effective time of the merger.

If a certificate for Switch and Data common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

Treatment of Switch and Data Options and Restricted Stock Awards

At the effective time of the merger, all outstanding Switch and Data employee stock options and restricted stock awards will be assumed by Equinix and converted into options and restricted stock awards of Equinix, as a result of which those options and awards will entitle the holder to receive Equinix common stock. The number of shares issuable under those options and awards, and the exercise prices in the case of options, will be adjusted based on the ratio of (i) the value of the aggregate merger consideration payable to holders of Switch and Data common stock as of the closing date divided by the number of such shares of stock, in each case excluding dissenting shares, to (ii) the closing price of Equinix common stock on The Nasdaq Stock Market on the closing date. The vesting schedule applicable to such options and awards will be the same vesting schedule that was applicable to them prior to the effective time, with appropriate adjustments for performance-based conditions in the case of restricted stock awards that have such conditions.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by Equinix and Switch and Data to each other. The representations and warranties are subject in some cases to specified exceptions and qualifications. Many of the representations and warranties are reciprocal or substantially reciprocal. These representations and warranties relate to, among other things:

•	organization, valid existence, good standing and qualification to do business;

•	corporate authorization and the execution, delivery and enforceability of the Merger Agreement;

•	the approval of the Merger Agreement and the merger by the parties’ respective boards of directors;

•

the vote of Switch and Data’s stockholders required to approve the Merger Agreement (and, to the extent required as a result of the Cash/Stock Adjustment Mechanism, the vote of Equinix’s stockholders required to approve the issuance of Equinix common stock in connection with the merger);

•	permissions and authorizations of governmental entities and consents and approvals of third parties required in connection with the Merger Agreement and the merger;

•	the absence of conflicts with organizational documents, applicable laws or certain agreements;

•	capitalization and capital structure;

•	subsidiaries;

•	documents filed with the SEC and the accuracy of information contained in those documents;

•	compliance with the Sarbanes-Oxley Act and internal controls;

•	financial statements;

•	the accuracy of information supplied for use in this proxy statement/prospectus;

•	the absence of any material adverse effect or certain other changes or events since December 31, 2008;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws and court orders;

•	litigation and other legal proceedings;

•	real property and leases; and

•	brokers’ fees payable in connection with the merger.

In addition to the foregoing, the Merger Agreement contains a number of representations and warranties made by Switch and Data to Equinix as to, among other things:

•	intellectual property;

•	filing of tax returns, payment of taxes and other tax matters;

•	employee benefit plans, the Employee Retirement Income Security Act of 1974 and other employment and labor matters;

•	environmental matters;

•	certain material contracts;

•	the receipt of a fairness opinion from Raymond James; and

•	the inapplicability of certain antitakeover statutes to the merger and the Merger Agreement.

The Merger Agreement also contains a representation by Equinix to Switch and Data as to the sufficiency of funds needed to deliver the cash consideration payable to Switch and Data stockholders in connection with the merger.

A number of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, “Material Adverse Effect,” when used in reference to either of the parties, means a material adverse effect on:

•	the condition (financial or otherwise), business, assets or results of operations of such party and its subsidiaries, taken as a whole; or

•	such party’s ability to consummate the transactions contemplated by the Merger Agreement.

However, in determining whether a Material Adverse Effect has occurred with respect to a party, the Merger Agreement excludes any effect resulting from:

•

changes in the financial or securities markets (including, but not limited to, changes in currency exchange rates and interest rates) or changes in general global, national or regional economic or political conditions, in each case not having a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other participants in the industry of the parties;

•

changes (including changes of applicable law or in generally accepted accounting principles or regulatory accounting requirements) or conditions generally affecting such party’s industry and not specifically relating to or having a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other participants in such party’s industry;

•

acts of war, sabotage or terrorism or natural disasters not having a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other participants in such party’s industry;

•

the announcement, pendency or consummation of the transactions contemplated by the Merger Agreement, including (i) any loss of, or adverse change in, the relationship of such party and its subsidiaries with their respective employees, customers, distributors, partners or suppliers to the extent resulting therefrom and (ii) any legal proceeding made or brought by any stockholder of such party (on the stockholder’s own behalf or on behalf of such party) arising out of or related to the merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement;

•

any failure by such party and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period; provided, however, that any of the underlying causes or contributors to such failure may be considered in any determination of whether a Material Adverse Effect has occurred;

•	changes in the market price or trading volume of such party’s stock; or

•	any action taken by such party or its subsidiaries at the written request of the other party or that is expressly required pursuant to the Merger Agreement.

The Merger Agreement’s representations and warranties do not survive the effective time of the merger.

Conduct of Business Pending the Merger

Under the Merger Agreement, Switch and Data is required to carry on its business in the ordinary course consistent with past practice and to use its reasonable best efforts to (i) preserve its business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

In addition, each of Switch and Data and its subsidiaries may not, among other things and subject to certain exceptions, without the consent of Equinix:

•	amend its organizational documents;

•	split, combine or reclassify any of its capital stock;

•	declare or pay dividends on or make other distributions in respect of its capital stock;

•	purchase or redeem any of its securities;

•	issue new securities or amend the terms of any existing securities;

•	make any capital expenditures other than previously budgeted expenditures and unbudgeted expenditures below specified thresholds;

•	acquire any assets or businesses, other than supplies in the ordinary course of business and assets acquired as a result of permitted capital expenditures;

•

sell, lease, license, transfer or otherwise encumber any assets or businesses, other than sales of inventory or obsolete equipment in the ordinary course of business and transactions in amounts below specified thresholds;

•	make any loan, advance or capital contributions to, or investment in, any other person, other than as a result of permitted capital expenditures;

•	incur indebtedness for borrowed money in an amount in excess of a specified threshold, other than borrowings in the ordinary course of business in amounts and on terms consistent with past practices;

•	enter into new material contracts or leases or amend or modify existing material contracts or leases;

•

except as required by law, to the extent required by existing benefit plans, with respect to the payment of bonuses and other incentive compensation to employees as part of the normal year-end compensation process following completion of the Company’s 2009 fiscal year and with respect to a retention program established in connection with the merger and agreed to by the parties, (i) grant or increase any severance or termination pay to or enter into any employment or deferred compensation agreement with respect to any director, officer or employee, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish or amend any collective bargaining or benefits plan or (iv) increase compensation, bonus or other benefits payable to any employee, other than annual merit increases in the ordinary course of business and in amounts below specified thresholds;

•	promote, change the title of or change the reporting responsibilities of any employee, except in the ordinary course of business consistent with past practice;

•	change its methods of accounting, except as required by concurrent changes in generally accepted accounting principles or applicable SEC regulations;

•

settle or offer or propose to settle: (i) any material litigation or legal proceeding in excess of a specified threshold or (ii) any stockholder litigation or litigation or legal proceeding relating to the transactions contemplated by the Merger Agreement, regardless of threshold;

•

take any action, or omit to take any action, that would result in any of its representations or warranties in the Merger Agreement becoming inaccurate in any respect at or as of any time prior to the effective time; or

•	agree, resolve or commit to do any of the foregoing.

Reasonable Efforts; Other Agreements

Reasonable Efforts. Equinix and Switch and Data have each agreed to use their reasonable efforts to take all actions necessary, proper or advisable under applicable law to complete the merger. Reasonable efforts include taking actions necessary to obtain regulatory and third-party approvals and consents and mutual notification of certain events. However, the Merger Agreement specifically provides that Equinix and its subsidiaries are not required to, nor is Switch and Data or any of its subsidiaries without the prior written consent of Equinix permitted to, agree or offer to:

•

effect any divesture of, or hold separate (including by establishing a trust or otherwise), or agree to restrict its ownership or operation of, any business or assets of Equinix, Switch and Data or any of their subsidiaries;

•	enter into any settlement or consent decree, or agree to any undertaking, with respect to any business or assets of Equinix, Switch and Data or any of their subsidiaries;

•	enter into, amend, or agree to enter into or amend, any contracts;

•	otherwise waive, abandon or alter any material rights or obligations; or

•	file or defend any lawsuit or legal proceeding, appeal any judgment or contest any injunction issued in a legal proceeding initiated by a governmental entity.

Switch and Data Stockholder Meeting and Duty to Recommend. The Merger Agreement requires Switch and Data to cause the special meeting to be held as soon as reasonably practicable after the registration statement of which this proxy statement/prospectus forms a part becomes effective. Subject to the exceptions described below under “—No Solicitation; Changes in the Recommendation of the Switch and Data Board of Directors,” Switch and Data has agreed that its board of directors will: (i) recommend that Switch and Data stockholders approve and adopt the Merger Agreement and the merger and (ii) use its reasonable best efforts to obtain such approval at the special meeting. The Merger Agreement contains a “force the vote” provision under which Switch and Data is obligated to cause the special meeting to be held and to submit the Merger Proposal to its stockholders at the special meeting regardless of whether it has made an Adverse Recommendation Change.

Potential Equinix Stockholder Meeting and Duty to Recommend. Equinix and Switch and Data do not currently anticipate that any vote of Equinix’s stockholders will be required in connection with the merger. It is theoretically possible, however, that the Cash/Stock Adjustment Mechanism could result in Equinix issuing a sufficient number of shares of its common stock that applicable listing standards of The Nasdaq Stock Market would require it to obtain the approval of its stockholders for the issuance of its common stock in connection with the merger. Accordingly, to the extent required as a result of the Cash/Stock Adjustment Mechanism (and only to such extent), the Merger Agreement requires Equinix to cause a special meeting of its stockholders to be held for the purpose of approving such issuance. Equinix has agreed that if such a special meeting is required, it will (i) recommend that its stockholders approve the issuance of Equinix common stock in connection with the merger and (ii) use its reasonable best efforts to obtain such approval. If an Equinix special meeting is required, the approval of Equinix’s stockholders of the issuance of its common stock in the merger will become a closing condition to the merger, and the failure to obtain such approval at the Equinix special meeting or any adjournment or postponement thereof will give rise to a termination right for each party, in each case as described under “—Conditions to the Completion of the Merger” and “—Termination,” respectively.

Indemnification and Insurance. The Merger Agreement provides that for six years after the effective time of the merger and to the fullest extent permitted by law, Equinix will cause the surviving corporation to honor all rights to indemnification and advancement of expenses for acts or omissions prior to the effective time of the merger existing in favor of Switch and Data directors or officers as provided in Switch and Data’s organizational documents. The Merger Agreement also provides that, prior to the effective time of the merger, Equinix will purchase a six-year “tail” directors’ and officers’ liability insurance policy on terms and conditions no less favorable than Switch and Data’s existing directors’ and officers’ liability insurance. In the event that Equinix fails to purchase this “tail” policy, it will purchase comparable directors’ and officers’ liability insurance on a year-to-year basis for the six-year period following the effective time; provided that Equinix is not obligated to spend in any given year in excess of 250% of the premium paid by Switch and Data for its existing insurance in its last full fiscal year.

Listing on The Nasdaq Stock Market. Equinix has agreed to use its reasonable best efforts to cause the shares of Equinix common stock to be issued as part of the merger consideration to be listed on The Nasdaq Stock Market.

Employee Matters. The Merger Agreement provides that Switch and Data employees who continue employment with Equinix after the effective time will receive full credit for prior service with Switch and Data for purposes of eligibility, participation, vesting and levels of benefit accruals under Equinix’s benefit plans (other than benefit accruals under defined benefit pension plans), except where such credit would result in a duplication of benefits. Equinix has also agreed to establish retention and integration programs for Switch and Data employees consisting of a combination of cash and Equinix equity awards to be granted following the closing of the merger with an aggregate value of approximately $1.7 million, subject to the recipients’ satisfaction of applicable vesting criteria in such awards.

Designation of a New Equinix Director by Switch and Data. The Merger Agreement provides that, at the effective time, Equinix will cause to be appointed to its board of directors an individual designated by Switch and Data and reasonably acceptable to Equinix. In addition, Equinix will nominate such individual for re-election to Equinix’s board of directors at its 2010 annual meeting of stockholders. Switch and Data has determined that its designee to the Equinix board of directors will be William Luby.

Certain Other Covenants. The Merger Agreement contains a number of additional covenants that relate among other things, to the filing of this document, public announcements, notice of certain events, access to information regarding each party’s business prior to completion of the transaction and certain tax matters.

No Solicitation; Changes in the Recommendation of the Switch and Data Board of Directors

Switch and Data has agreed that it will not, and that it will not authorize or permit any of its officers, directors, employees, advisors or other representatives to:

•	solicit, initiate or take any action to facilitate or encourage the submission of any “Alternative Acquisition Proposal” (as defined below);

•

enter into or participate in any discussions or negotiations with, furnish any information relating to Switch and Data or any of its subsidiaries or afford access to the business, properties, assets, books or records of Switch and Data or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third-party that is seeking to make, or has made, an Alternative Acquisition Proposal;

•

fail to make, withdraw or modify its recommendation to Switch and Data’s stockholders in a manner adverse to Equinix, recommend an Alternative Acquisition Proposal or take any action or make any statement inconsistent with its recommendation to Switch and Data’s stockholders (any of these actions, an “Adverse Recommendation Change”);

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Switch and Data or any of its subsidiaries;

•

approve any transaction under, or any person becoming an interested stockholder under, Section 203 of the General Corporation Law of the State of Delaware, which is referred to in this proxy statement/prospectus as the “DGCL”; or

•

enter into any agreement in principle, letter of intent, term sheet, Merger Agreement, acquisition agreement, option agreement or other similar instrument relating to an Alternative Acquisition Proposal.

However, at any time before the date that the vote required to be obtained from its stockholders in connection with the merger has been obtained, Switch and Data and its board of directors may:

•

engage in negotiations or discussions with any third-party that after October 21, 2009, has made an Alternative Acquisition Proposal that constitutes or could reasonably be expected to lead to a “Superior Proposal” (as defined below);

•

furnish to such third-party or its representatives nonpublic information relating to Switch and Data pursuant to a non-disclosure agreement with terms no less favorable to the Company than those contained in the non-disclosure agreement between Equinix and Switch and Data; provided that such non-disclosure agreement may contain a less restrictive or no “standstill” restriction (in which case the standstill provision in the non-disclosure agreement between Equinix and Switch and Data will be deemed amended to be consistent with that in the non-disclosure agreement between Switch and Data and such third-party), and provided further, that all such information is provided or made available to Equinix prior to or concurrently with its being provided to such third-party;

•	take any nonappealable, final action that any court of competent jurisdiction orders Switch and Data to take;

•

make an Adverse Recommendation Change following receipt of a Superior Proposal, but only if (i) Switch and Data provides Equinix written notice of its intention to do so, along with a copy of the agreement pursuant to which the Superior Proposal is proposed to be consummated and the identity of the third-party making the Superior Proposal and (ii) within five business days after such notice is provided, Equinix does not match the Superior Proposal; or

•

make an Adverse Recommendation Change in the absence of a Superior Proposal in response to an “Intervening Event” (as defined below), but only if Switch and Data (i) provides Equinix written notice of its intention to do so, along with a reasonably detailed explanation of the facts underlying the determination of its board of directors that an Intervening Event has occurred and (ii) during the five business days following such notice, engages in good faith negotiations with Equinix to amend the Merger Agreement in a manner that would obviate the need for an Adverse Recommendation Change in light of the Intervening Event;

but, in each case referred to above, only if the Switch and Data board of directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under the DGCL.

The term “Alternative Acquisition Proposal” means, other than the merger and the other transactions contemplated by the Merger Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in:

•

any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets or any class of equity or voting securities of Switch and Data or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of Switch and Data;

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 10% or more of any class of equity or voting securities of Switch and Data or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of Switch and Data;

•

a merger, amalgamation, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Switch and Data or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of Switch and Data, which would result in a third-party beneficially owning (i) 10% or more of any class of equity or voting securities of the Switch and Data or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of Switch and Data or (ii) 10% or more of the consolidated assets of Switch and Data and its subsidiaries; or

•

any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the merger or that could reasonably be expected to dilute materially the benefits to Equinix of the transactions contemplated by the Merger Agreement.

The term “Superior Proposal” means a bona fide, unsolicited written Alternative Acquisition Proposal on terms that the board of directors of Switch and Data determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel (taking into account all of the terms and conditions of the Alternative Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation), are more favorable and provide greater value to all of Switch and Data’s stockholders than as provided under the Merger Agreement, which the board of directors of Switch and Data determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the board of directors of Switch and Data. However, for purposes of this definition, the references to “10%” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “50%.”

The term “Intervening Event” means a material fact, event, change, development or set of circumstances (other than an Alternative Acquisition Proposal made after October 21, 2009) that was neither known nor reasonably foreseeable to the Switch and Data board of directors as of October 21, 2009 (and not relating in any way to any Alternative Acquisition Proposal); provided, however, that notwithstanding the foregoing, no fact, event, change, development or set of circumstances relating to Equinix that would be excluded from the definition of “Material Adverse Effect” under the exclusions relating to the announcement, pendency or consummation of the transactions contemplated by the Merger Agreement and changes in the market price of Equinix’s common stock will be deemed to constitute an Intervening Event or considered in any determination of whether an Intervening Event has occurred.

The Merger Agreement requires Switch and Data to, and to cause its subsidiaries and representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations conducted prior to October 21, 2009, with respect to any Alternative Acquisition Proposal.

The Merger Agreement also requires Switch and Data to notify Equinix promptly (but in any event within 24 hours) of the receipt by it or any of its representatives of any Alternative Acquisition Proposal, any indication that a third-party is considering making an Alternative Acquisition Proposal or any request for information relating to Switch and Data or any of its subsidiaries. Switch and Data is required to provide such notice orally and in writing and to identify the third-party making, and the terms and conditions of, any such Alternative Acquisition Proposal. Switch and Data must also keep Equinix fully informed on a current basis of the status and details of any Alternative Acquisition Proposal and provide Equinix with copies of any correspondence or written materials that describe any terms or conditions of any Alternative Acquisition Proposal.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•	receipt of the approval of Switch and Data’s stockholders and, to the extent required as a result of the Cash/Stock Adjustment Mechanism, the approval of Equinix’s stockholders;

•	the absence of any legal prohibition preventing the consummation of the merger;

•	the expiration or termination of the waiting periods under applicable U.S. and foreign antitrust laws;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the registration statement not being subject to any stop order or threatened stop order;

•	the receipt of approval from The Nasdaq Stock Market for the listing of the Equinix common stock to be issued in connection with the merger;

•	the receipt of any other governmental approvals required to permit the consummation of the merger;

•	the other party having performed its covenants and other obligations under the Merger Agreement in all material respects;

•

the accuracy of the other party’s representations and warranties in the Merger Agreement, including the other party’s representation that no Material Adverse Effect has occurred, in each case except for any inaccuracies that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the party making such representations and warranties; provided, that in the case of Switch and Data’s representations and warranties relating to corporate existence and power, corporate authorization and capitalization, such representations and warranties must be true in all material respects;

•

the receipt of a certificate signed by an executive officer of the other party attesting to the accuracy of the other party’s representations and warranties as described in the immediately preceding bullet; and

•	the receipt of an opinion of such party’s counsel to the effect that the merger will be a reorganization for U.S. federal income tax purposes.

In addition, Equinix’s obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

•

the absence of any governmental litigation challenging the merger, seeking to delay it, seeking to impose any restraint or limitation on Equinix’s ownership of Switch and Data or seeking to compel Equinix to divest or hold separate any material portion of its or Switch and Data’s business or assets;

•	the absence of any governmental action or applicable law that could reasonably be expected to result in any of the consequences described in the immediately preceding bullet;

•	the receipt of consents to the merger from landlords with respect to seven of Switch and Data’s facility leases, and the receipt of extensions with respect to two additional leases; and

•	dissenting shares not equaling or exceeding 10% of the outstanding shares of Switch and Data common stock.

The Merger Agreement provides that these conditions may be waived by Equinix or Switch and Data. Neither Equinix nor Switch and Data currently expects to waive any material condition to the completion of the merger. If either Equinix or Switch and Data determines to waive any condition to the merger that would result in a material and adverse change in the terms of the merger to Switch and Data stockholders (including any change in the tax consequences of the transaction to Switch and Data stockholders), proxies will be re-solicited from the Switch and Data stockholders.

Termination

The Merger Agreement may be terminated at any time before the effective time (including after stockholder approval):

•	by mutual written consent of Equinix and Switch and Data;

•	by either Equinix or Switch and Data if:

–

the merger is not consummated on or before March 21, 2010 (referred to herein as the “End Date”); except that the Merger Agreement may not be terminated by a party whose breach of the Merger Agreement has resulted in such failure; and provided that the End Date will be automatically extended to June 21, 2010 if any applicable antitrust or competition law approvals have not been received but all other conditions to the closing of the merger have been satisfied;

–	there is a legal prohibition preventing the consummation of the merger;

–

the required vote of Switch and Data’s stockholders is not obtained at the special meeting or any adjournment or postponement thereof (or, if as a result of the Cash/Stock Adjustment Mechanism the approval of Equinix’s stockholders is required, the required vote of Equinix’s stockholders is not obtained at the Equinix special meeting or any adjournment or postponement thereof); or

–

the other party breaches any of its agreements or representations in the Merger Agreement or fails to perform any covenant in such a way as would cause one or more of the conditions to closing not to be satisfied, and such breach is not cured after 15 business days’ written notice;

•	by Equinix if:

–	the Switch and Data board of directors changes its recommendation that its stockholders vote in favor of the Merger Proposal; or

–

Switch and Data intentionally and materially breaches its covenants with respect to non-solicitation of an Alternative Acquisition Proposal or its obligations to call the special meeting and recommend that its stockholders vote in favor of the Merger Proposal.

Termination Fee Payable by Switch and Data

The Merger Agreement provides that Switch and Data will pay Equinix a termination fee of $26,757,615 in cash if the Merger Agreement has been terminated because:

•

Switch and Data’s board of directors changes its recommendation that its stockholders vote in favor of the Merger Proposal or Switch and Data intentionally and materially breaches its covenants with respect to non-solicitation of an Alternative Acquisition Proposal or its obligations to call the special meeting and recommend that its stockholders vote in favor of the Merger Proposal; or

•

(i) the End Date has passed, the required vote of Switch and Data’s stockholders has not been obtained at the special meeting or Switch and Data breaches the Merger Agreement in a manner that causes the failure of a closing condition and that is not cured after 15 business days’ notice, (ii) prior to the relevant event that gave rise to a right to terminate, a third-party publicly announces or otherwise communicates to Switch and Data’s board of directors an Alternative Acquisition Proposal that is not withdrawn prior to such termination (for this purpose, treating references in the definition of Alternative Acquisition Proposal to “10%” as “50%”) and (iii) within 12 months of the termination of the Merger Agreement Switch and Data completes or enters into an agreement providing for an Alternative Acquisition Proposal, recommends such a proposal to its stockholders or consummates such a proposal.

This termination fee could discourage other companies from seeking to acquire or merge with Switch and Data.

Effect of Termination

If the Merger Agreement is terminated as described in “—Termination” above, the Merger Agreement will be void, and there will be no liability or obligation of any party except that:

•	each party will remain liable for any intentional and material breach of the Merger Agreement or fraud; and

•

designated provisions of the Merger Agreement, including the provisions relating to confidential treatment of information, governing law, jurisdiction, waiver of jury trial and the allocation of fees and expenses (including, if applicable, the termination fee described above), will survive termination.

Other Expenses

All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expenses whether or not the merger is consummated, other than the termination fee described in “—Termination Fee Payable by Switch and Data,” which is payable solely by Switch and Data, and the fees payable to the SEC in connection with the filing of this proxy statement/prospectus, which are being borne equally by the parties.

Amendments; Waivers

Subject to applicable law, any provision of the Merger Agreement may be amended or waived by the parties in writing at any time prior to the effective time of the merger. However, after Switch and Data stockholders approve the Merger Agreement, the Merger Agreement may not be amended or waived in a manner that would require any further approval by Switch and Data stockholders unless the parties first obtain such approval.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with Delaware law.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, Switch and Data’s directors, executive officers and certain of its significant stockholders entered into a voting agreement with Equinix requiring them to vote their shares in favor of the Merger Proposal and against any competing proposal or offer to acquire Switch and Data. The significant stockholders who are party to the voting agreement include affiliates of The CapStreet Group, which together beneficially owned approximately 19.7% of outstanding Switch and Data common stock as of October 21, 2009, and affiliates of Seaport Capital, which together beneficially owned approximately 15.7% of Switch and Data’s outstanding common stock as of October 21, 2009. The voting agreement applies to all shares of Switch and Data common stock held by the parties thereto at the record date for the special meeting with the exception of affiliates of The CapStreet Group, which are only required to vote their shares in favor of the Merger Proposal to the extent that the aggregate number of shares that all parties to the voting agreement are required to vote in favor of the Merger Proposal does not exceed 35% of the total number of shares outstanding of Switch and Data common stock. As a result, although the parties to the voting agreement beneficially owned an aggregate of 39.3% of Switch and Data’s outstanding common stock as of October 21, 2009, the voting agreement is effectively structured such that a maximum of 35% of Switch and Data’s outstanding shares are required to be voted in favor of the Merger Proposal.

A copy of the voting agreement is attached as Annex B to this proxy statement/prospectus.

THE STOCKHOLDERS’ MEETING

This section contains information from Switch and Data for Switch and Data stockholders about the special meeting of stockholders it has called to adopt and approve the Merger Proposal. Together with this document, Switch and Data is also sending you a notice of the Switch and Data special meeting and a form of proxy that is being solicited by the Switch and Data board of directors for use at the special meeting.

THE BOARD OF DIRECTORS OF SWITCH AND DATA UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL AND “FOR” THE APPROVAL OF ANY MOTION TO ADJOURN OR POSTPONE THE SPECIAL MEETING TO ANOTHER TIME OR PLACE IF NECESSARY TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO APPROVE THE MERGER PROPOSAL.

Date, Time and Place

The special meeting will be held at the Renaissance Tampa International Plaza Hotel, 4200 Jim Walter Boulevard, Tampa, Florida 33607, on January 29, 2010, beginning at 11:30 a.m., Eastern time, or at any postponement or adjournment thereof.

Purpose of the Switch and Data Special Meeting

The purpose of the special meeting is for the stockholders to consider and vote upon the following proposals:

•

To adopt and approve the Agreement and Plan of Merger, dated as of October 21, 2009, among Equinix, Inc., Switch & Data Facilities Company, Inc. and Sundance Acquisition Corporation, a copy of which is attached as Annex A to this proxy statement/prospectus, which we refer to as the “Merger Proposal” (Item 1 on the proxy card);

•

To approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (Item 2 on the proxy card); and

•	To transact such other business as may properly come before the special meeting or any adjournment thereof.

Record Date; Stock Entitled to Vote

The holders of record of our common stock as of the close of business on December 18, 2009, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting. On the record date, there were 34,711,329 shares of Switch and Data common stock outstanding. Each outstanding share of Switch and Data common stock is entitled to one vote.

Quorum

Stockholders who hold a majority in voting power of the Switch and Data common stock issued and outstanding as of the close of business on the record date for the Switch and Data special meeting and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Switch and Data special meeting. Once a share is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any postponement or adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be established.

Required Vote

Required Vote to Adopt and Approve the Merger Proposal (Item 1 on the proxy card)

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Switch and Data common stock at the close of business on the record date for the special meeting.

Required Vote to Approve the Possible Adjournment or Postponement of the Switch and Data Special Meeting (Item 2 on the proxy card)

Approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of a majority of the shares represented at the special meeting and entitled to vote.

Voting by Switch and Data Directors and Executive Officers

As of December 18, 2009, the record date for the special meeting, Switch and Data directors and executive officers beneficially owned, in the aggregate, 14,128,053 shares of common stock, or approximately 39.4% of the outstanding shares of Switch and Data common stock. Concurrently with the execution of the Merger Agreement, Switch and Data’s directors, executive officers and certain of its significant stockholders entered into a voting agreement with Equinix requiring them to vote their shares in favor of the Merger Proposal and against any competing proposal or offer to acquire Switch and Data. Although the parties to the voting agreement beneficially owned 39.3% of Switch and Data’s outstanding common stock as of October 21, 2009, the voting agreement is structured such that a maximum of 35% of Switch and Data’s outstanding shares are required to be voted in favor of the Merger Proposal and any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal. See “The Merger Agreement—Voting Agreement” on page 77.

Voting Procedures

You may submit a proxy before the special meeting in any of the following ways:

•	by telephone, using the toll-free number shown on your proxy card;

•	via the Internet, by visiting the website shown on your proxy card; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

Switch and Data requests that Switch and Data stockholders submit their proxies as soon as possible. When properly submitted, the shares of Switch and Data stock represented by the proxy will be voted at the Switch and Data special meeting in accordance with the instructions provided.

Treatment of Not Voting, Incomplete Proxies and Abstentions

If you fail to vote or fail to instruct your broker or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote “AGAINST” the Merger Proposal. If you abstain from voting on the Merger Proposal, your shares will be counted as present for purposes of determining whether a quorum exists but will be counted as voting “AGAINST” the Merger Proposal. If you submit a proxy but do not indicate how you want your shares to be voted, your shares will be voted “FOR” the approval of the Merger Proposal and “FOR” the approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to approve the Merger Proposal.

Revocability of Proxies and Changes to a Switch and Data’s Stockholder’s Vote

You may revoke your proxy at any time before the vote is taken at the special meeting. If you have not voted through your broker or other nominee, you may revoke your proxy before the proxy is voted by:

•	delivering a written notice of revocation of proxy, which is dated a later date than the initial proxy, to Switch and Data’s Secretary;

•	submitting a duly executed proxy bearing a later date than the initial proxy;

•

submitting a new proxy by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Time) on January 28, 2010, or the day before the meeting date if the special meeting is adjourned or postponed; or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

To submit a written notice of revocation or other communications about revoking your proxy, or to request a new proxy card, you should write to:

Clayton Mynard, Secretary

Switch & Data Facilities Company, Inc.

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

Please note that if your shares are held in an account at a brokerage firm or bank and you have instructed your broker to vote your shares, the options for revoking your proxy described in the paragraph above do not apply and instead you must follow the directions provided by your broker to change your vote.

Other Business

Switch and Data does not expect that any matter other than the approval of the Merger Proposal (and the approval of the adjournment or postponement of the special meeting if necessary to solicit additional proxies) will be brought before the special meeting. If, however, any such other matter is properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment.

Adjournments and Postponements

If necessary, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal. No notice of adjournment is required if an announcement is made at the special meeting of the time, date and place of the adjourned meeting provided that the adjournment does not exceed 30 days. Whether or not a quorum exists, holders of a majority of the shares of common stock present in person or represented by proxy at the special meeting and entitled to vote thereat may adjourn the special meeting. If no instructions are indicated on your proxy card, your shares of our common stock will be voted “FOR” any adjournment or postponement of the special meeting if necessary to solicit additional proxies. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Solicitation of Proxies

Proxies may be solicited by directors, officers and employees of Switch and Data by mail, by telephone, by Internet, in person or otherwise. They will receive no additional compensation for any solicitation efforts. In addition, Switch and Data will request banks, brokers and other custodians, nominees and fiduciaries to forward proxy materials to the beneficial owners of Switch and Data common stock and obtain voting instructions from the beneficial owners. Switch and Data will reimburse those firms for their reasonable expenses in forwarding proxy materials and obtaining voting instructions.

Switch and Data has engaged the firm of Georgeson Inc. to assist Switch and Data in the distribution and solicitation of proxies from Switch and Data stockholders and will pay Georgeson Inc. an estimated fee of $8,500 plus out-of-pocket expenses for its services.

Switch and Data stockholders should not send in any stock certificates with their proxy card. However, if you are a record holder of Switch and Data shares and you wish to make an election, you must send the stock certificates representing the shares of Switch and Data common stock with respect to which you wish to make an election to the exchange agent, together with your completed election form and letter of transmittal. Please see the instructions set forth in the election form and letter of transmittal included in this proxy statement/prospectus for additional information.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

As permitted by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless Switch and Data stockholders have notified Switch and Data of their desire to receive multiple copies of this proxy statement/prospectus. This is known as householding.

Switch and Data will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies for this year or future years should be directed to: Switch & Data Facilities Company, Inc., Attention: Corporate Secretary, Clayton Mynard.

Item 1.	The Merger Proposal

(Item 1 on proxy card)

As discussed elsewhere in this proxy statement/prospectus, Switch and Data is asking its stockholders to approve the Merger Proposal. Holders of Switch and Data common stock should read carefully this proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the merger. In particular, holders of Switch and Data common stock are directed to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

The Switch and Data board of directors recommends a vote FOR the Merger Proposal (Item 1).

Item 2.	Possible Adjournment or Postponement of the Switch and Data Special Meeting

(Item 2 on proxy card)

The Switch and Data special meeting may be adjourned or postponed if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

The Switch and Data board of directors recommends a vote FOR this item (Item 2).

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined consolidated condensed financial statements have been prepared to give effect to the proposed acquisition by Equinix, Inc. (“Equinix” or the “Company”) of Switch & Data Facilities Company, Inc. (“Switch and Data”) using the acquisition method of accounting with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined consolidated condensed financial statements. These pro forma statements were prepared as if the merger described above had been completed as of January 1, 2008 for statements of operations purposes and as of September 30, 2009 for balance sheet purposes. The combined company will operate under the Equinix name.

The unaudited pro forma combined consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition and the related financing described above occurred on January 1, 2008 for statements of operation purposes and as of September 30, 2009 for balance sheet purposes, nor is it necessarily indicative of the future financial position or results of operations. The unaudited pro forma combined consolidated condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Switch and Data. The final allocation of the purchase price will be determined after the completion of the acquisition and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for Switch and Data is subject to revision as more detailed analysis is completed and additional information on the fair values of Switch and Data’s assets and liabilities becomes available. Any change in the fair value of the net assets of Switch and Data will change the amount of the purchase price allocable to goodwill. Additionally, changes in Switch and Data’s working capital, including the results of operations from September 30, 2009 through the date the transaction is completed, will change the amount of goodwill recorded. Furthermore, the final purchase price is dependent on the actual amount of Switch and Data common stock and vested employee equity awards outstanding on the date of closing as well as the Equinix share price on the date of closing. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

These unaudited pro forma combined consolidated condensed financial statements are based upon the respective historical consolidated financial statements of Equinix and Switch and Data and should be read in conjunction with the historical consolidated financial statements of Equinix and Switch and Data and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Equinix and Switch and Data incorporated in this document by reference.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

BALANCE SHEET

AS OF SEPTEMBER 30, 2009

(In thousands)

	Historical		Pro Forma
	Equinix	Switch and Data	Adjustments			Combined
		(Note 2)	(Note 6)
ASSETS
Current assets:
Cash and cash equivalents	$283,147	$22,638	$(283,527)	(a	)	$22,258
Short-term investments	326,234	—	—			326,234
Accounts receivable, net	67,589	11,542	—			79,131
Current portion of deferred tax assets, net	15,163	—	—			15,163
Other current assets	21,961	2,818	—			24,779

Total current assets	714,094	36,998	(283,527)			467,565
Long-term investments	18,061	—	—			18,061
Property, plant and equipment, net	1,703,009	297,350	162,060	(b	)	2,162,419
Goodwill	377,556	36,023	396,934	(c	)	810,513
Intangible assets, net	52,062	16,095	123,615	(d	)	191,772
Deferred tax assets, net	43,938	—	(43,938)	(e	)	—
Other assets	53,858	6,683	(4,262)	(f	)	56,279

Total assets	$2,962,578	$393,149	$350,882			$3,706,609

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$104,288	$19,948	$17,254	(g	)	$141,490
Accrued property, plant and equipment	64,598	—	—			64,598
Current portion of capital lease and other financing obligations	6,347	1,756	—			8,103
Current portion of mortgage and loans payable	53,101	10,687	(10,687)	(h	)	53,101
Other current liabilities	51,827	13,035	(12,043)	(i	)	52,819

Total current liabilities	280,161	45,426	(5,476)			320,111
Capital lease and other financing obligations, less current portion	154,179	58,289	—			212,468
Mortgage and loans payable, less current portion	394,263	131,813	(131,813)	(h	)	394,263
Convertible debt, less current portion	888,364	—	—			888,364
Other liabilities	111,177	27,324	39,763	(j	)	178,264

Total liabilities	1,828,144	262,852	(97,526)			1,993,470

Stockholders’ equity:

Total stockholders’ equity	1,134,434	130,297	448,408	(k	)	1,713,139

Total liabilities and stockholders’ equity	$2,962,578	$393,149	$350,882			$3,706,609

The accompanying notes are an integral part of these unaudited pro forma combined consolidated condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(In thousands, except per share data)

	Historical		Pro Forma
	Equinix As Adjusted	Switch and Data	Adjustments			Combined
		(Note 3)	(Note 6)
Revenues	$704,680	$171,525	$—			$876,205

Costs and operating expenses:
Cost of revenues	414,799	119,302	9,401	(l	)	543,502
Sales and marketing	66,913	19,670	11,850	(m	)	98,433
General and administrative	146,564	19,195	1,426	(n	)	167,185
Restructuring charges	3,142	—	—			3,142

Total costs and operating expenses	631,418	158,167	22,677			812,262

Income (loss) from operations	73,262	13,358	(22,677)			63,943
Interest income	8,940	1,587	(7,854)	(p	)	2,673
Interest expense	(61,677)	(19,193)	16,895	(q	)	(63,975)
Other-than-temporary impairment loss on investments	(1,527)	—	—			(1,527)
Other income (expense)	1,307	(768)	—			539
Loss on debt extinguishment and conversion	—	(695)	—			(695)

Income (loss) before income taxes	20,305	(5,711)	(13,636)			958
Income tax benefit (expense)	87,619	(1,324)	9,135	(r	)	95,430

Net income (loss)	$107,924	$(7,035)	$(4,501)			$96,388

Earnings per share:
Basic earnings per share	$2.91					$2.27

Weighted-average shares	37,120		5,369	(s	)	42,489

Diluted earnings per share	$2.79					$2.05

Weighted-average shares	41,582		5,521	(s	)	47,103

The accompanying notes are an integral part of these unaudited pro forma combined consolidated condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(In thousands, except per share data)

	Historical		Pro Forma
	Equinix	Switch and Data	Adjustments			Combined
		(Note 3)	(Note 6)
Revenues	$639,957	$150,013	$—			$789,970

Costs and operating expenses:
Cost of revenues	356,346	103,412	6,274	(l	)	466,032
Sales and marketing	46,315	15,130	8,888	(m	)	70,333
General and administrative	111,677	16,369	1,070	(n	)	129,116
Restructuring charges	(6,053)	—	—			(6,053)
Acquisition costs	1,379	—	(320)	(o	)	1,059

Total costs and operating expenses	509,664	134,911	15,912			660,487

Income (loss) from operations	130,293	15,102	(15,912)			129,483
Interest income	1,949	45	(1,361)	(p	)	633
Interest expense	(51,619)	(11,229)	8,482	(q	)	(54,366)
Other-than-temporary impairment loss on investments	(2,687)	—	—			(2,687)
Other income (expense)	3,675	(486)	—			3,189

Income (loss) before income taxes	81,611	3,432	(8,791)			76,252
Income tax benefit (expense)	(29,902)	(950)	3,333	(r	)	(27,519)

Net income (loss)	$51,709	$2,482	$(5,458)			$48,733

Earnings per share:
Basic earnings per share	$1.35					$1.12

Weighted-average shares	38,270		5,369	(s	)	43,639

Diluted earnings per share	$1.32					$1.09

Weighted-average shares	39,305		5,517	(s	)	44,822

The accompanying notes are an integral part of these unaudited pro forma combined consolidated condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated condensed financial statements included herein have been prepared pursuant to the rules and regulations of the SEC.

1. BASIS OF PRO FORMA PRESENTATION

In October 2009, the Company announced that it had entered into an agreement with Switch and Data under which the Company will acquire Switch and Data (the “Switch and Data Acquisition”). Under the terms of the Switch and Data Acquisition, Switch and Data stockholders will have the opportunity to elect to receive either 0.19409 shares of Equinix common stock or $19.06 in cash for each share of Switch and Data stock. The overall consideration to be paid by the Company in the Switch and Data Acquisition will be 80% Equinix common stock and 20% cash. In the event that holders of more than 80% of Switch and Data’s stock elect to receive Equinix common stock or holders of more than 20% of Switch and Data’s stock elect to receive cash, the consideration of the Switch and Data Acquisition will be prorated to achieve these proportions. In addition, a portion of the cash consideration payable to Switch and Data stockholders may be replaced by an equivalent amount of Equinix common stock to the extent necessary to enable the Switch and Data Acquisition to qualify as a reorganization under the Code. Switch and Data operates 34 data centers in the U.S. and Canada. The combined company will operate under the Equinix name. The Switch and Data Acquisition will be accounted for using the acquisition method of accounting in accordance with the accounting standard related to the accounting for business combinations. The Company anticipates closing the Switch and Data Acquisition in the first quarter of 2010; however, the closing and its timing are subject to the approval of Switch and Data’s stockholders as well as the satisfaction or waiver of other closing conditions.

The unaudited pro forma combined consolidated condensed balance sheet as of September 30, 2009, was prepared by combining the historical unaudited consolidated condensed balance sheet data as of September 30, 2009 for Equinix and Switch and Data as if the Switch and Data Acquisition had been consummated on that date. Certain balance sheet reclassifications have been reflected in order to conform Switch and Data’s balance sheet with the Company’s balance sheet presentation. Refer to Note 2 for a discussion of these reclassification adjustments.

The unaudited pro forma combined consolidated condensed statement of operations for the year ended December 31, 2008 and for the nine months ended September 30, 2009 combines the results of operations of Equinix and Switch and Data as if the Switch and Data Acquisition had been consummated on January 1, 2008. Certain statement of operations reclassifications have been reflected in order to conform with the Company’s statement of operations presentation. Refer to Note 3 for a discussion of these reclassification adjustments.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

2. SWITCH AND DATA BALANCE SHEET

Switch and Data classified certain amounts differently than Equinix in their consolidated balance sheet. The following schedule summarizes the necessary adjustments to conform the Switch and Data consolidated balance sheet as of September 30, 2009 to Equinix’s basis of presentation (in thousands):

	As Reported Switch and Data	Adjustments			As Revised Switch and Data
BALANCE SHEET AS OF SEPTEMBER 30, 2009

ASSETS
Current assets:
Cash and cash equivalents	$22,638	$—			$22,638
Accounts receivable, net	11,542	—			11,542
Other current assets	2,818	—			2,818

Total current assets	36,998	—			36,998
Property, plant and equipment, net	297,350	—			297,350
Goodwill	36,023	—			36,023
Intangible assets, net	16,095	—			16,095
Other assets	6,683	—			6,683

Total assets	$393,149	$—			$393,149

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$19,948	$—			$19,948
Derivative liability	8,625	(8,625)	(i	)	—
Current portion of unearned revenue	3,418	(3,418)	(i	)	—
Current portion of deferred rent	377	(377)	(i	)	—
Current portion of customer security deposits	615	(615)	(i	)	—
Current portion of capital lease and other financing obligations	1,756	—			1,756
Current portion of mortgage and loans payable	10,687	—			10,687
Other current liabilities	—	13,035	(i	)	13,035

Total current liabilities	45,426	—			45,426

Unearned revenue, less current portion	2,431	(2,431)	(ii	)	—
Deferred rent, less current portion	24,611	(24,611)	(ii	)	—
Customer security deposits, less current portion	282	(282)	(ii	)	—
Capital lease and other financing obligations, less current portion	58,289	—			58,289
Mortgage and loans payable, less current portion	131,813	—			131,813
Other liabilities	—	27,324	(ii	)	27,324

Total liabilities	262,852	—			262,852

Stockholders’ equity

Total stockholders’ equity	130,297	—			130,297

Total liabilities and stockholders’ equity	$393,149	$—			$393,149

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

The adjustments presented above to Switch and Data’s balance sheet are as follows:

(i)	Reflects reclassification adjustments to move the following line items to other current liabilities (in thousands):

Derivative liability	$8,625
Current portion of unearned revenue	3,418
Current portion of deferred rent	377
Current portion of customer security deposits	615

$13,035

(ii)	Reflects reclassification adjustments to move the following line items to other liabilities (in thousands):

Unearned revenue, less current portion	$2,431
Deferred rent, less current portion	24,611
Customer security deposits, less current portion	282

$27,324

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

3. SWITCH AND DATA STATEMENTS OF OPERATIONS

Switch and Data classified certain amounts differently than Equinix in their consolidated statement of operations. The following schedule summarizes the necessary adjustments to conform the Switch and Data consolidated statement of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009 to Equinix’s basis of presentation (in thousands):

	As Reported Switch and Data	Adjustments			As Revised Switch and Data
STATEMENT OF OPERATIONS FOR THE YEAR ENDING DECEMBER 31, 2008

Revenues	$171,525	$—			$171,525

Costs and operating expenses:
Cost of revenues	90,122	29,180	(i	)	119,302
Sales and marketing	19,670	—			19,670
General and administrative	17,659	1,536	(i	)	19,195
Depreciation and amortization	30,716	(30,716)	(i	)	—

Total costs and operating expenses	158,167	—			158,167

Income from operations	13,358	—			13,358
Interest income	1,587	—			1,587
Interest expense	(19,193)	—			(19,193)
Other expense	(768)	—			(768)
Loss on debt extinguishment and conversion	(695)	—			(695)

Loss before income taxes	(5,711)	—			(5,711)
Income tax expense	(1,324)	—			(1,324)

Net loss	$(7,035)	$—			$(7,035)

STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2009

Revenues	$150,013	$—			$150,013

Costs and operating expenses:
Cost of revenues	74,687	28,725	(ii	)	103,412
Sales and marketing	15,130	—			15,130
General and administrative	14,157	2,212	(ii	)	16,369
Depreciation and amortization	30,237	(30,237)	(ii	)	—
Lease litigation settlement	700	(700)	(ii	)	—

Total costs and operating expenses	134,911	—			134,911

Income from operations	15,102	—			15,102
Interest income	45	—			45
Interest expense	(11,229)	—			(11,229)
Other expense	(486)	—			(486)

Income before income taxes	3,432	—			3,432
Income tax expense	(950)	—			(950)

Net income	$2,482	$—			$2,482

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

The adjustments presented above to Switch and Data’s statements of operations are as follows:

(i)	Reflects a reclassification of depreciation and amortization to both cost of revenues and general and administrative expenses.

(ii)	Reflects a reclassification of depreciation and amortization to both cost of revenues and general and administrative expenses and a reclassification of lease litigation settlement to general and administrative expenses.

4. PURCHASE PRICE—SWITCH AND DATA

The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of Switch and Data as of September 30, 2009, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date.

The unaudited pro forma combined consolidated condensed financial statements reflect an estimated purchase price of approximately $718,061,000, consisting of (a) a cash payment totaling approximately $131,819,000, representing a payment of $19.06 per share for 20% of Switch and Data’s total common stock outstanding as of September 30, 2009, (b) a total of approximately 5,369,000 shares of the Company’s common stock, representing the issuance of 0.19409 shares of Equinix common stock for 80% of Switch and Data’s total common stock outstanding as of September 30, 2009, with a fair value of approximately $571,134,000 based on the closing price of Equinix common stock as of December 16, 2009 and (c) fair value of approximately $15,108,000 attributed to vested Switch and Data employee equity awards which Equinix will assume. The final purchase price is dependent on the actual amount of Switch and Data common stock and vested employee equity awards outstanding on the date of closing as well as the Equinix share price on the date of closing. The final purchase price will be determined upon completion of the Switch and Data Acquisition.

Under the acquisition method of accounting, the total estimated purchase price is allocated to Switch and Data’s net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Equinix’s final analysis, is as follows (in thousands):

Cash and cash equivalents	$22,638
Accounts receivable	11,542
Other current assets	2,818
Property and equipment	459,410
Goodwill	432,957
Intangible asset—customer contracts	118,500
Intangible asset—tradenames	4,610
Intangible asset—leases	16,600
Other assets	2,421

Total assets acquired	1,071,496
Accounts payable and accrued expenses	(19,948)
Current portion of capital leases	(1,756)
Current portion of loan payable	(10,687)
Other current liabilities	(9,617)
Capital leases, less current portion	(58,289)
Loan payable	(131,813)
Unfavorable leases	(1,100)
Deferred tax liability	(85,032)
Other liabilities	(24,893)
Estimated Switch and Data transaction costs payable	(10,300)

Net assets acquired	$718,061

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

A preliminary estimate of $118,500,000 has been allocated to customer contracts, an intangible asset with an estimated useful life of approximately 10 years. A preliminary estimate of $4,610,000 has been allocated to tradenames with an estimated life of approximately 8 years. A preliminary estimate of $16,600,000 has been allocated to favorable leases with an estimated life of approximately 10 years. A preliminary estimate of $1,100,000 has been allocated to unfavorable lease liability with an estimated life of approximately 10 years.

A preliminary estimate of $432,957,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The preliminary purchase price allocation for Switch and Data is subject to revision as more detailed analysis is completed and additional information on the fair values of Switch and Data’s assets and liabilities becomes available. Any changes in the fair value of the net assets of Switch and Data will change the amount of the purchase price allocable to goodwill. Additionally, changes in Switch and Data’s working capital, including the results of operations from September 30, 2009 through the date the transaction is completed, will also change the amount of goodwill recorded. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

There were no historical transactions between Equinix and Switch and Data. Certain reclassifications have been made to conform Switch and Data’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments to be incurred in connection with the acquisition or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

5. SWITCH AND DATA DEBT

As a result of the Switch and Data Acquisition, Switch and Data’s outstanding debt will become due and payable and will be required to be repaid or refinanced prior to or concurrent with completion of the Switch and Data Acquisition due to change of control provisions contained in Switch and Data’s credit agreement. Equinix expects to repay or refinance Switch and Data’s outstanding debt prior to or concurrent with the completion of the Switch and Data Acquisition. As of September 30, 2009, the aggregate principal amount of Switch and Data’s outstanding debt was $142,500,000 and accrued interest associated with this debt totaled $583,000. In addition, Switch and Data had entered into an interest rate swap agreement in connection with this debt and had a derivative liability totaling $8,625,000 as of September 30, 2009. The cost to unwind this interest rate swap agreement would be the full payment of this derivative liability. For the purposes of these unaudited pro forma combined consolidated condensed financial statements, Equinix will reflect the full repayment of Switch and Data’s outstanding debt and associated interest rate swap agreement.

6. PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined financial statements have been prepared as if the transactions described above were completed on September 30, 2009 for balance sheet purposes and as of January 1, 2008 for statement of operations purposes.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma combined consolidated condensed balance sheet gives effect to the following pro forma adjustments:

(a)	Represents the following adjustments to cash and cash equivalents (in thousands):

Cash portion of Switch and Data Acquisition purchase price	$(131,819)
Repayment of Switch and Data’s outstanding debt	(142,500)
Payment of accrued interest on Switch and Data’s outstanding debt	(583)
Cost to unwind Switch and Data’s interest rate swap agreement in connection with Switch and Data’s outstanding debt	(8,625)

$(283,527)

(b)	Represents an adjustment to Switch and Data’s property, plant and equipment to fair value.

(c)	Represents goodwill of $432,957,000 created in the Switch and Data Acquisition, offset by the $36,023,000 write-off of Switch and Data’s existing goodwill on its balance sheet.

(d)	Represents the following adjustments to intangible assets, net (in thousands):

Value attributed to new intangible asset—customer contracts	$118,500
Value attributed to new intangible asset—tradenames	4,610
Value attributed to new intangible asset—favorable leases	16,600
Write-off of Switch and Data’s existing intangible assets, net	(16,095)

$123,615

(e)	Represents the reduction of Equinix’s non-current deferred tax assets as a result of the recognition of the non-current deferred tax liability created in the Switch and Data Acquisition. The remaining non-current deferred tax liability created in the acquisition of Switch and Data is recorded in other liabilities—see adjustment (j) below.

(f)	Represents a fair value adjustment to write-off Switch and Data’s debt issuance costs.

(g)	Represents the following adjustments to accounts payable and accrued expenses (in thousands):

Accrual for Equinix’s Switch and Data transaction costs	$7,537
Accrual for Switch and Data’s transaction costs	10,300
Payment of accrued interest on Switch and Data’s outstanding debt	(583)

$17,254

(h)	Represents repayment of Switch and Data’s outstanding debt.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

(i)	Represents the following adjustments to other current liabilities (in thousands):

Write-off of Switch and Data’s current unearned revenue with no remaining performance obligations	$(3,418)
Payment of derivative liability in connection with Switch and Data’s interest rate swap agreement	(8,625)

$(12,043)

(j)	Represents the following adjustments to other liabilities (in thousands):

Value attributed to Switch and Data’s unfavorable leases	$1,100
Recognition of non-current deferred tax liability created in the Switch and Data Acquisition	41,094
Write-off of Switch and Data’s non-current unearned revenue with no remaining performance obligations	(2,431)

$39,763

(k)	Represents the following adjustments to stockholders’ equity (in thousands):

Elimination of Switch and Data’s historical stockholders’ equity	$(130,297)
Fair value of Equinix common stock issued in connection with the Switch and Data purchase price	571,134
Fair value of vested Switch and Data employee equity awards assumed by Equinix	15,108
Accrual for Equinix’s Switch and Data transaction costs	(7,537)

$448,408

The unaudited pro forma combined consolidated condensed statements of operation give effect to the following pro forma adjustments:

(l)	Represents (i) additional net depreciation expense in connection with both the fair value adjustment to Switch and Data’s property, plant and equipment and conforming Switch and Data’s depreciable life estimates for its property, plant and equipment to Equinix’s depreciable life estimates, (ii) amortization expense in connection with the favorable lease intangible asset and (iii) rent expense savings as a result of the unfavorable lease liability amortization recorded in connection with the Switch and Data Acquisition as noted below (in thousands):

	Year ended December 31, 2008	Nine months ended September 30, 2009
Additional depreciation expense in connection with Switch and Data acquisition	$7,826	$5,093
Switch and Data favorable lease intangible amortization	1,687	1,265
Switch and Data unfavorable lease liability amortization	(112)	(84)

	$9,401	$6,274

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

(m)	Represents the amortization of the customer contract intangible over an estimated useful life of approximately 10 years.

(n)	Represents (i) additional net depreciation expense in connection with both the fair value adjustment to Switch and Data’s property, plant and equipment and conforming Switch and Data’s depreciable life estimates for its property, plant and equipment to Equinix’s depreciable life estimates and (ii) amortization of the tradename intangible asset in connection with the Switch and Data Acquisition as noted below (in thousands):

	Year ended December 31, 2008	Nine months ended September 30, 2009
Additional depreciation expense in connection with Switch and Data acquisition	$786	$590
Switch and Data tradename intangible amortization	640	480

	$1,426	$1,070

(o)	Represents the removal of Equinix transaction costs in connection with the Switch and Data Acquisition incurred in its historical results. Such non-recurring transaction costs are to be excluded from the unaudited pro forma combined consolidated condensed statement of operations pursuant to SEC regulations. The remaining acquisition costs reflected for the nine months ended September 30, 2009 relate to acquisition activity not related to Switch and Data.

(p)	Represents a reduction of interest income assuming the cash payments outlined in adjustment (a) above occurred as of January 1, 2008.

(q)	Represents interest expense savings assuming Switch and Data’s outstanding debt was repaid and the associated interest rate swaps were unwound as of January 1, 2008.

(r)	Represents the reversal of deferred tax liability associated with the purchase accounting adjustments recorded as a result of the Switch and Data Acquisition based on the effective statutory tax rates.

(s)	Represents the shares of Equinix common stock issued in connection with the Switch and Data Acquisition as well as the estimated impact of Switch and Data employee equity awards assumed for diluted earnings per share purposes as if they were outstanding as of January 1, 2008.

COMPARISON OF STOCKHOLDER RIGHTS

Equinix and Switch and Data are Delaware corporations and are governed by the DGCL. The following table summarizes material differences between the rights of an Equinix stockholder under the current Equinix certificate of incorporation and bylaws (left column) and the rights of a Switch and Data stockholder under the current Switch and Data certificate of incorporation and bylaws (right column). A summary by its nature is not complete. We encourage you to refer to the relevant portions of the Equinix certificate of incorporation and bylaws and the Switch and Data certificate of incorporation and bylaws, each of which is incorporated by reference in the relevant company’s most recent Annual Report on Form 10-K, and the relevant provisions of the DGCL. Copies of these documents will be sent to stockholders of Switch and Data common stock upon request. For more information on how to obtain these documents, see “Where You Can Find More Information” beginning on page 106.

Equinix	Switch and Data

GENERAL

•      The rights of Equinix stockholders are governed by Equinix’s certificate of incorporation and bylaws, in addition to the DGCL.

•      No change to Equinix’s certificate of incorporation or bylaws will be made a result of the completion of the merger.

•      The rights of Switch and Data stockholders are governed by Switch and Data’s certificate of incorporation and bylaws, in addition to the DGCL.

•      Upon completion of the merger, Switch and Data stockholders who receive Equinix common stock as part of the merger consideration for their shares of Switch and Data common stock will become Equinix stockholders.

AUTHORIZED CAPITAL STOCK

•      The authorized capital stock of Equinix consists of:

•      300,000,000 shares of Equinix common stock, with a par value of $0.001 per share; and

•      100,000,000 shares of preferred stock, with a par value of $0.001 per share.

•      The authorized capital stock of Switch and Data consists of:

•      200,000,000 shares of Switch and Data common stock, with a par value of $0.0001 per share; and

•      25,000,000 shares of preferred stock, with a par value of $0.0001 per share.

AMENDMENT OF GOVERNING DOCUMENTS

Charter

•      Except as specified below, amendment of Equinix’s certificate of incorporation requires the approval of the Equinix board of directors followed by the affirmative vote of at least 66 2/3% of the outstanding shares of Equinix’s capital stock entitled to vote generally in the election of directors, voting together as a single class.

•      An amendment to any of the following articles of Equinix’s certificate of incorporation requires the approval of the Equinix board of directors followed by the affirmative vote of a majority of the outstanding shares of Equinix’s capital stock entitled to vote generally in the election of directors, voting together as a single class:

•      First (regarding the name of the corporation);

•      Amendment of Switch and Data’s certificate of incorporation requires the approval of the Switch and Data board of directors followed by the affirmative vote of a majority of the outstanding shares of Switch and Data’s capital stock entitled to vote thereon.

• Second (regarding the registered address and agent of the corporation); and • Third (regarding the nature of the business and the purposes to be conducted).

Bylaws

• Equinix’s bylaws may be amended or repealed by: • Equinix’s board of directors; or • the affirmative vote of 75% of the outstanding shares of Equinix’s voting stock.

•      Switch and Data’s bylaws may be amended or repealed by:

•      Switch and Data’s board of directors; or

•      the affirmative vote of a majority of the outstanding shares of Switch and Data capital stock entitled to vote thereon.

DIRECTORS

Number

•      Equinix’s certificate of incorporation permits its board of directors and stockholders to fix the number of directors from time to time by a bylaw or amendment thereof duly adopted. Equinix’s bylaws provide that the number of directors shall be determined exclusively by a resolution adopted by a majority of its board of directors.

•      The current number of directors is eight with one vacancy.

•      The Merger Agreement provides that, upon completion of the merger, Equinix shall cause to be appointed to its board of directors an individual designated by Switch and Data and reasonably acceptable to Equinix. This individual will be nominated for re-election at Equinix’s 2010 annual meeting of stockholders. See “Merger Agreement—Reasonable Efforts; Other Agreements” beginning on page 71.

•      Switch and Data’s certificate of incorporation provides that the number of directors shall be fixed exclusively by one or more resolutions adopted by its board of directors.

•      The current number of directors is eight.

Classification

• Equinix does not have a classified board of directors. Each director is elected annually for a one-year term.	• Switch and Data’s board of directors is divided into three classes, each as nearly equal in number as possible, with one class being elected annually to a three-year term.

Nominations

•      Equinix stockholders who wish to nominate director candidates must do so by providing written notice to Equinix’s corporate secretary. In the case of an annual meeting, notice must be received at least 90 and not more than 120 days prior to the

•      Switch and Data stockholders who wish to nominate director candidates must do so by providing written notice to Switch and Data’s corporate secretary. In the case of an annual meeting, notice must be received at least 120 first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, notice must be received at least 70 and not more than 120 days prior to the date of the meeting and prior to the 10th day following the day on which public announcement of the date of the meeting is first made. In the case of a special meeting called by Equinix’s board of directors for the purpose of director elections, notice must be received at least 90 days prior to the date of the special meeting and prior to the 10th day following the day on which public announcement of the date of the special meeting is first made, but not more than 120 days prior to the date of the special meeting.

•     A stockholder’s nomination for director must include:

•     All information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case, pursuant to the proxy rules of the SEC;

•     the nominee’s written consent to be named in the proxy statement as a nominee and to serve as director, if elected;

•     for such stockholder and any beneficial holder on whose behalf a nomination is made, name and address and the class/series and number of shares owned of record or beneficially;

•     a description of any arrangement or understanding between such stockholder, any beneficial owner on whose behalf a nomination is made and any other person or persons relating to the nomination;

•     for such stockholder and any beneficial holder on whose behalf a nomination is made, disclosure regarding derivative or synthetic ownership positions or similar arrangements with respect to Equinix securities;

•     a representation that such stockholder is a holder of record of shares of capital stock of Equinix entitled to vote at the meeting and intends to appear and bring the nomination before the meeting; and

•     a representation regarding any intentions to deliver a proxy statement to other stockholders or otherwise solicit proxies in support of the nomination.

and not more than 180 days prior to the first anniversary of the date on which Switch and Data first mailed its proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice must be received not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In the case of a special meeting called by Switch and Data’s board of directors for the purpose of director elections, notice must be received at least 90 days prior to the date of the special meeting and prior to the 10th day following the day on which public announcement of the special meeting is first made.

•     A stockholder’s nomination for director must include:

•     the name, age, address and principal occupation of the nominee and the class/series and number of shares owned of record and beneficially by the nominee;

•     any other information relating to the nominee that would be required to be included in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the proxy rules of the SEC;

•     the name and address of such stockholder and the class/series and number of shares owned of record or beneficially by such stockholder;

•     a description of any arrangement or understanding between the nominee, such stockholder and any other person or persons pursuant to which any nomination is to be made by such stockholder;

•     a representation that such stockholder intends to appear and bring the nomination before the meeting;

•     any other information relating to such stockholder that would be required to be included in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the proxy rules of the SEC; and

•     the written consent of the nominee to be named as a nominee and to serve as a director, if elected.

Removal

•     Directors may be removed only for cause, and only with the approval of holders of 66 2/3% of the outstanding shares of Equinix’s capital stock entitled to vote generally in the election of directors.

•     Directors may be removed only for cause, and only with the approval of the holders of 80% of the outstanding shares of Switch and Data’s capital stock entitled to vote generally in the election of directors.

Vacancies

•     A vacancy occurring on Equinix’s board of directors, including a vacancy resulting from an increase in the number of directors, may be filled only by a vote of the majority of its board of directors then in office. A director chosen in this manner shall hold office for a term expiring at the next annual meeting at which directors are elected.

•     A vacancy occurring on Switch and Data’s board of directors, including a vacancy resulting from an increase in the number of directors, may be filled only by a vote of the majority of its board of directors then in office. A director chosen in this manner shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

Limitation of Personal Liability of Directors and Indemnification

•     Equinix’s certificate of incorporation contains a provision that to the fullest extent permitted by the DGCL eliminates the personal liability of directors to Equinix or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Equinix or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit.

•     Equinix’s bylaws provide that any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Equinix or is or was serving at the request of the Equinix as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Equinix to the fullest extent authorized by the DGCL.

•     Switch and Data’s certificate of incorporation contains a provision that to the fullest extent permitted by the DGCL eliminates the personal liability of directors to Switch and Data or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Switch and Data or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit.

•     Switch and Data’s certificate of incorporation provides that Switch and Data shall indemnify all persons whom it has the power to indemnify under the DGCL, and advance expenses to such persons, to the fullest extent permitted by Section 145 of the DGCL.

•     Switch and Data’s bylaws further provide that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of Switch and Data or is or was serving at the request of

•     The right to indemnification conferred in Equinix’s bylaws also includes the right to be paid by Equinix the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.

Switch and Data as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including employee benefit plans), shall be indemnified and held harmless by Switch and Data to the fullest extent authorized by the DGCL.

•     Switch and Data’s bylaws permit Switch and Data to pay expenses incurred in connection with any such proceeding in advance of its final disposition.

STOCKHOLDERS

Special Meetings of Stockholders

• Equinix’s bylaws provide that special meetings of stockholders may be called only by resolution of a majority of its board of directors.

•     Switch and Data’s bylaws provide that special meetings of stockholders may be called by the chairman or two or more directors of its board of directors or its chairman, or by its president or chief executive officer.

Stockholder Proposals

•     An Equinix stockholder wishing to bring business before the annual stockholders’ meeting must provide notice in writing to Equinix’s corporate secretary at least 90 and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, notice must be received at least 70 and not more than 120 days prior to the date of the meeting and prior to the 10th day following the day on which public announcement of the date of the meeting is first made.

•     The stockholder’s written notice must include:

•     a brief description of the business desired to be brought before the meeting and the text of the proposal or business;

•     such stockholder’s reasons for conducting the business at the meeting;

•     disclosure of any material interest that such stockholder or any beneficial holder on whose behalf a proposal is made in the business;

•     for such stockholder and any beneficial holder on whose behalf a proposal is made, name and address and the class/series and number of shares owned of record or beneficially;

•     A Switch and Data stockholder wishing to bring business before the annual stockholders’ meeting must provide notice in writing to Switch and Data’s corporate secretary at least 120 and not more than 180 days prior to the first anniversary of the date on which Switch and Data first mailed its proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice must be received not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

•     The stockholder’s written notice must include:

•     the nature of the proposed business with reasonable particularity, including the exact text of any proposal to be presented for adoption and any supporting statement, neither of which may exceed 500 words;

•     such stockholder’s reasons for conducting the business at the meeting;

•     the name and record address of such stockholder;

•     a description of any arrangement or understanding between such stockholder, any beneficial owner on whose behalf a proposal is made and any other persons in connection with proposal;

•     for such stockholder and any beneficial holder on whose behalf a proposal is made, disclosure regarding derivative or synthetic ownership positions or similar arrangements with respect to Equinix securities;

•     a representation that such stockholder is a holder of record of shares of capital stock of Equinix entitled to vote at the meeting and intends to appear and bring the business before the meeting; and

•     the class/series and number of shares of stock owned beneficially or of record by such stockholder;

•     a description of all arrangements or understandings between such stockholder and any other person or persons, including their names, in connection with the proposal;

•     a description of any material interest that such stockholder has in the business; and

•     a representation that such stockholder intends to appear in person or by proxy at the stockholders’ meeting to bring the business before the meeting.

• a representation regarding any intentions to deliver a proxy statement to other stockholders or otherwise solicit proxies in support of the proposal.

Stockholder Action Without Meeting

•     Equinix’s certificate of incorporation provides that any action taken by its stockholders must be taken at an annual or special meeting of stockholders. The taking of any action by written consent is specifically denied.

• Switch and Data’s bylaws permit its stockholders to act by written consent in lieu of a meeting.

State Anti-Takeover Laws

Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “business combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. Moreover, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Neither Equinix nor Switch and Data, in its respective certificate of incorporation or bylaws, has opted out of Section 203 of the DGCL.

Appraisal Rights

Holders of Switch and Data common stock have appraisal rights in the merger. See “The Merger—Appraisal Rights” beginning on page 58.

Stockholder Rights Plans

Neither Equinix nor Switch and Data had a stockholder rights plan in place as of the date of this proxy statement/prospectus.

DESCRIPTION OF EQUINIX CAPITAL STOCK

The following summary of the terms of the capital stock of Equinix is not meant to be complete and is qualified by reference to the relevant provisions of the DGCL and Equinix’s certificate of incorporation and bylaws. Equinix’s certificate of incorporation and bylaws are incorporated by reference in Equinix’s most recent Annual Report on Form 10-K. See “Where You Can Find More Information” beginning on page 106.

Authorized Capital Stock

Under the Equinix certificate of incorporation, Equinix’s authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, $0.001 par value per share. At October 19, 2009, there were issued and outstanding:

•	39,011,738 shares of Equinix common stock (not counting shares held in Equinix’s treasury),

•	employee restricted stock awards for an aggregate of 1,250,120 shares of Equinix common stock,

•	employee stock options to purchase an aggregate of 2,109,860 shares of Equinix common stock, and

•	zero shares of Equinix preferred stock.

In addition, as of October 19, 2009, Equinix had reserved for issuance 9,608,664 shares of Equinix common stock for its convertible subordinated debentures and notes.

Equinix Common Stock

The holders of Equinix common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of Equinix, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Equinix common stock are fully paid and nonassessable, and the shares of Equinix common stock issued pursuant to the merger will be fully paid and nonassessable upon issuance.

Equinix common stock is listed on the The Nasdaq Stock Market under the symbol “EQIX.”

Equinix Preferred Stock

Preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the Equinix certificate of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by Equinix’s board of directors.

Equinix’s board of directors has the authority, without stockholder approval, to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law, among other things, the number of shares of the series and the designation thereof, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of any redemption, the redemption price or prices and the liquidation preferences.

Anti-takeover Effects of Provisions of Equinix’s Certificate of Incorporation, Bylaws and Delaware law

Certificate of Incorporation and Bylaws. Equinix’s certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws also provide that, except as otherwise required by law or by the certificate of incorporation, special meetings of the stockholders may be called only pursuant to a resolution adopted by a majority of the number of authorized members of the board of directors. Further, the certificate of incorporation provides that the stockholders may amend most provisions of the certificate of incorporation only with the affirmative vote of at least 66 2/3% of its capital stock. The bylaws provide that the stockholders may amend all of the provisions of the bylaws only with the affirmative vote of at least 75% of its capital stock. In addition, the certificate of incorporation and bylaws provide that the board of directors has the power to amend or repeal the bylaws. These provisions of Equinix’s certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Equinix. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Equinix. These provisions are designed to reduce Equinix’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Equinix shares and, as a consequence, they also may inhibit fluctuations in the market price of Equinix shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in Equinix management.

Delaware Takeover Statute. Equinix is subject to Section 203 of the DGCL, which regulates corporate acquisitions. DGCL Section 203 restricts the ability of certain Delaware corporations, including those whose securities are listed on The Nasdaq Stock Market, from engaging under certain circumstances in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving Equinix and the interested stockholder and the sale of 10% or more of Equinix’s assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of Equinix outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. Equinix has not opted out of the provisions of DGCL Section 203 in its certificate of incorporation or bylaws.

Stockholder Rights Plan. Equinix does not have a stockholder rights plan in place as of the date of this proxy statement/prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of Equinix common stock is Computershare Stockholder Services, Inc.

LEGAL MATTERS

The validity of the shares of Equinix common stock to be issued to Switch and Data stockholders in the merger will be passed upon for Equinix by Davis Polk & Wardwell LLP. It is a condition to the completion of the merger that Equinix and Switch and Data receive opinions from Davis Polk & Wardwell LLP and Holland & Knight LLP, respectively, to the effect that the merger will be a reorganization for U.S. federal income tax purposes. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75 and “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 54.

EXPERTS

The financial statements incorporated in this proxy statement/prospectus by reference to Equinix’s Current Report on Form 8-K dated June 8, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Equinix for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Switch and Data for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

If the merger is consummated, Switch and Data will no longer have public stockholders, and there will be no public participation in any future meeting of stockholders. However, if the merger is not completed or if Switch and Data is otherwise required to do so under applicable law, Switch and Data will hold a 2010 annual meeting of stockholders. Switch and Data previously set the deadline for submitting proposals for inclusion in Switch and Data’s proxy statement relating to the 2010 annual meeting to be no later than December 7, 2009. Any stockholder proposal received after December 7, 2009 will not be considered timely for inclusion in the proxy materials. Stockholders interested in presenting a proposal for consideration at Switch and Data’s 2010 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act, and Switch and Data’s bylaws, as amended. Stockholders who intend to present a proposal at the 2010 annual meeting without inclusion of such proposal in the proxy materials were required to notify Switch and Data of such proposal not later than the close of business on December 7, 2009, so long as the 2010 annual meeting is not advanced or delayed by more than 30 days from May 20, 2010 (the anniversary date of the prior year’s annual meeting). If Switch and Data does not receive notification of the proposal within that time frame it will be considered untimely and Switch and Data will not be required to present it at the 2010 annual meeting or, if presented at the option of the board of directors, the proxy solicited by the board of directors will confer discretionary authority to vote upon such proposal.

WHERE YOU CAN FIND MORE INFORMATION

Equinix and Switch and Data file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers, like Equinix and Switch and Data, that make electronic filings with the SEC. The address of that site is http://www.sec.gov.

Equinix filed a registration statement on Form S-4 to register with the SEC the shares of Equinix common stock to be issued to Switch and Data stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Equinix in addition to being a proxy statement of Switch and Data for its special meeting. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that statement.

The SEC allows us to “incorporate by reference” information into this proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC (excluding any current reports on Form 8-K, or portions thereof, to the extent disclosure is furnished and not filed). These documents contain important information about our companies and their financial performance.

Equinix SEC Filings (File No. 000-31293)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2008

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

Current Reports on Form 8-K	Filed on January 20, 2009, February 11, 2009 (as to Item 8.01 only), February 18, 2009 (two reports), June 8, 2009, June 12, 2009, July 15, 2009, October 22, 2009 and December 1, 2009 (as to Item 8.01 only)

Description of Equinix Common Stock from Registration Statement on Form 8-A	Filed on August 8, 2000

Switch and Data’s SEC Filings (File No. 001-33302)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2008

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

Current Reports on Form 8-K	Filed on January 8, 2009, May 27, 2009, September 8, 2009 (as to Items 1.01, 2.03 and 9.01 only, but with respect to Item 9.01, as to Exhibit 10.1 only), October 22, 2009 and December 1, 2009

In addition, Equinix and Switch and Data incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the later of the date of the special meeting and the date on which the offering of Equinix common stock in connection with the merger is terminated (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Equinix has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Equinix, and Switch and Data has supplied all information relating to Switch and Data.

You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses:

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, California 94404

Attention: Investor Relations

Telephone: (888) 222-1162

Switch & Data Facilities Company, Inc.

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

Attention: Investor Relations

Telephone: (866) 797-2633

If you would like to request documents from us, please do so by January 22, 2010 to receive them before the stockholders’ meeting. We shall send the documents by first-class mail within one business day of receiving your request.

You can also get more information by visiting Equinix’s web site at www.equinix.com and Switch and Data’s website at www.switchanddata.com. Website materials are not part of this proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger-related proposals. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is dated December 21, 2009. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of shares of Equinix common stock in the merger shall create any implication to the contrary.

ANNEX A

The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed by the contracting parties, including being qualified by disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Equinix, Switch and Data or any of their respective subsidiaries, and you should read the information provided elsewhere in this proxy statement/prospectus and in Equinix’s and Switch and Data’s filings with the SEC for information regarding the parties and their respective businesses.

AGREEMENT AND PLAN OF MERGER

dated as of

October 21, 2009

among

EQUINIX, INC.

SWITCH & DATA FACILITIES COMPANY, INC.

and

SUNDANCE ACQUISITION CORPORATION

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 21, 2009 among Equinix, Inc., a Delaware corporation (the “Parent”), Switch & Data Facilities Company, Inc., a Delaware corporation (the “Company”), and Sundance Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have approved and deemed it advisable that the respective stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent will acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for U.S. federal income tax purposes, the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined below) (a “368 Reorganization”) and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations; and

WHEREAS, concurrently with the execution and delivery of this Agreement, in consideration of Parent entering into this Agreement and incurring certain related fees and expenses, certain stockholders of the Company are executing a voting agreement dated as of the date hereof (the “Voting Agreement”) relating to Company Stock (as defined below) beneficially owned by such stockholders substantially in the form of Exhibit A hereto.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of the Company and its Subsidiaries or 10% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 10% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company, (iii) a merger, amalgamation, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company, in each such case in this clause (iii) which would result in a Third Party beneficially owning (x) 10% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company or (y) 10% or more of the consolidated assets of the Company and its Subsidiaries or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Competition Law” means (i) the HSR Act and (ii) any Applicable Law analogous to the HSR Act or otherwise regulating antitrust, competition or merger control matters in one or more foreign jurisdictions.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Appraised Shares” means shares of Company Stock as to which payment is made pursuant to Section 262(i) of Delaware Law.

“Average Closing Date Stock Price” means the average of the high and low stock prices of Parent Stock on the Closing Date.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Tampa, Florida are authorized or required by Applicable Law to close.

“Closing Date” means the date of Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2008 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2008.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Intellectual Property” means any and all Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, including the Registered Company Intellectual Property.

“Company Stock” means the common stock, $0.0001 par value, of the Company.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

“Contract” means any written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means shares of Company Stock as to which prior to the Election Deadline a demand for appraisal has been made in accordance with Delaware Law and not withdrawn and as to which the right to appraisal has not otherwise been lost in accordance with the provisions of Delaware Law.

“Environmental Laws” means any Applicable Laws relating to the prevention of pollution or protection of the environment and the prevention of adverse human health effects related thereto, including releases of

Hazardous Substances to the environment, or to the proper management, handling or disposal of Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws for the business of the Company or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any substance or material, regulated under any Environmental Law, that is: (i) defined as a hazardous substance in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 at 42 USC 9601(14) or (ii) a petroleum or petroleum product, byproduct or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, collectively, any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) amounts owing as deferred purchase price for the purchase of any property, (iv) obligations under capitalized leases or leases required to be capitalized under GAAP or (v) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (iii) above of any other Person.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“International Plan” means any Employee Plan that covers any employee or former employee of the Company or any of its Subsidiaries who is or was employed by the Company or any of its Subsidiaries outside the United States.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“knowledge” means, with respect to the Company, the actual knowledge of any of William Luby, Keith Olsen, George Pollock, Jr. and Clayton Mynard, and, with respect to Parent, the actual knowledge of Stephen Smith, Keith Taylor, Mark Adams and Brandi Galvin Morandi.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets (including, but not limited to, changes in currency exchange rates and interest rates) or changes in general global, national or regional economic or political conditions, in each case not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry of the parties, (B) changes (including changes of Applicable Law or in GAAP or regulatory accounting requirements) or conditions generally affecting such Person’s industry and not specifically relating to or having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in such Person’s industry, (C) acts of war, sabotage or terrorism or natural disasters not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in such Person’s industry, (D) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including (1) any loss of, or adverse change in, the relationship of such Person and its Subsidiaries with their respective employees, customers, distributors, partners or suppliers to the extent resulting therefrom and (2) any Proceeding made or brought by any stockholder of such Person (on the stockholder’s own behalf or on behalf of such Person) arising out of or related to the Merger, this Agreement or any of the transactions contemplated hereby, (E) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, it being understood that this clause (E) shall not exclude any of the underlying causes or contributors to such failure from being considered in any determination with respect to a Material Adverse Effect, (F) changes in the market price or trading volume of such Person’s stock or (G) any action taken by such Person or its Subsidiaries at the written request of the other party to this Agreement (assuming, for purposes of this clause (G), that Parent and Merger Subsidiary are one party) or that is expressly required pursuant to this Agreement or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“Nasdaq” means the Nasdaq Stock Market.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1933 Act” means the Securities Act of 1933, as amended.

“Non-Dissenting Shares” means the number of shares of Company Stock outstanding immediately prior to the Effective Time that are not Dissenting Shares, reduced by (i) shares of Company Stock held by the Company as treasury stock (other than shares in a Company Employee Plan), to the extent such shares are deemed outstanding and (ii) shares of Company Stock owned by Parent immediately prior to the Effective Time.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2008 and the footnotes thereto set forth in the Parent 10-K.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Stock” means the common stock, $0.001 par value, of Parent.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

“Permitted Lien” means (i) any Lien disclosed on the Company Balance Sheet, (ii) any Lien for Taxes not yet due or being contested in good faith by any appropriate Proceedings (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) mechanic’s and other similar statutory liens that do not materially detract from the value or materially interfere with any present or intended use of the property or assets to which such Lien relates and (iv) any Lien (other than those securing Indebtedness) incurred in the ordinary course of business consistent with past practice that does not materially detract from the value or materially interfere with any present or intended use of the property or assets to which such Lien relates.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, investigation or inquiry commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03
Agreement	Preamble
Cash Election	2.02
Cash Reduction Amount	2.02
Certificates	2.03
Closing	2.01
Company	Preamble
Company Board Recommendation	4.02
Company Employee Plans	4.17
Company Lease	4.14
Company SEC Documents	4.07
Company Restricted Stock Awards	2.05
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02

Term	Section
Company Stock Option	2.05
Company Subsidiary Securities	4.06
Continuing Employees	7.06
D&O Insurance	7.03
Effective Time	2.01
Election Deadline	2.02
Election Form	2.02
End Date	10.01
Exchange Agent	2.03
Inbound Licenses	4.15
Indemnified Person	7.03
Internal Controls	4.07
Intervening Event	6.03
Material Contract	4.19
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Non-Disclosure Agreement	6.03
Non-Electing Shares	2.02
Option Exchange Ratio	2.05
Outbound Licenses	4.15
Parent	Preamble
Parent Employee Plan	7.06
Parent Lease	5.14
Parent Restricted Stock Awards	2.05
Parent SEC Documents	5.07
Parent Stockholder Approval	8.01
Parent Stockholder Meeting	8.01
Parent Subsidiary Securities	5.06
Per Share Merger Consideration	2.05
Proxy Statement	4.09
Registration Statement	4.09
Registered Company Intellectual Property	4.15
Representatives	6.03
Stock Election	2.02
Superior Proposal	6.03
Surviving Corporation	2.01
Tax	4.16
Tax Return	4.16
Tax Sharing Agreements	4.16
Taxing Authority	4.16
Termination Fee	11.04
368 Reorganization	Preamble
Uncertificated Shares	2.03
Voting Agreement	Preamble
WARN Act	4.17

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and

Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place: (i) unless otherwise agreed by Parent and the Company, via an electronic closing in which separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, will first be delivered by a facsimile or electronic mail exchange of signature pages, with originals to follow by reputable overnight courier addressed to each party’s counsel and (ii) as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, at such other time or on such other date as Parent and the Company may mutually agree. If the parties deem a physical closing to be necessary, it shall take place at the offices of Davis Polk & Wardwell LLP, 1600 El Camino Real, Menlo Park, CA 94025.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in this Section 2.02, Section 2.04 and Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into (i) 0.19409 shares of Parent Stock, (ii) $19.06 in cash, without interest or (iii) a combination of Parent Stock and cash, without interest (the

“Merger Consideration”), the consideration into which such share shall be converted being determined as set forth below in this Section 2.02. As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration, including any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.07, and the right to receive any dividends or other distributions pursuant to Section 2.03(f), in each case to be paid or issued in accordance with Section 2.03, without interest.

(b) Each share of Company Stock held by the Company as treasury stock (other than shares in a Company Employee Plan) or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Prior to the date of the Company Stockholder Meeting Parent and the Company shall prepare a form (an “Election Form”) pursuant to which a holder of shares of Company Stock may specify the number of such shares owned by such holder that the holder desires to be converted into a right to receive cash in the Merger and the number of such shares that the holder desires to be converted into a right to receive shares of Parent Stock in the Merger. The Company shall cause an Election Form to be included with the Company Proxy Statement and mailed to each holder of shares of Company Stock as of the record date for such meeting.

(e) Each holder of shares of Company Stock (other than holders of such shares that, in accordance with this Section, are to be canceled in the Merger and holders of Dissenting Shares) shall have the right to specify in an Election Form the number of such shares owned by such holder that the holder desires to have converted into the right to receive cash in the Merger (a “Cash Election”) and the number of such shares that the holder desires to have converted into the right to receive shares of Parent Stock in the Merger (a “Stock Election”). A Cash Election or a Stock Election shall be effective only if the Exchange Agent (as hereinafter defined) shall have received no later than 5:00 p.m. Eastern time on the date of the Company Stockholder Meeting (the “Election Deadline”) an Election Form covering the shares of Company Stock to which such Cash Election and/or Stock Election applies, executed and completed in accordance with the instructions set forth in such Election Form. A Cash Election or Stock Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Company Stock to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Company Stock shall result in the revocation of all prior Election Forms with respect to such shares of Company Stock. Any termination of this Agreement in accordance with Article 10 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination. For purposes of this Agreement, “Non-Electing Shares” means all shares of Company Stock (other than Dissenting Shares and shares of Company Stock that are to be canceled in the Merger) as to which neither an effective Cash Election nor an effective Stock Election has been made as of the Election Deadline.

(f) Parent and the Company shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms, the manner and extent to which Cash Elections and Stock Elections are to be taken into account in making the determinations required by this Section and the payment of the Merger Consideration.

(g) As more fully set forth below, the number of shares of Company Stock to be converted into cash in the Merger shall be equal as nearly as practicable to 20% of the total number of shares of Company Stock outstanding at the Effective Time and the number of shares of Company Stock to be converted into shares of Parent Stock in the Merger shall be equal as nearly as practicable to 80% of the total number of shares of Company Stock outstanding at the Effective Time, in each case excluding Appraised Shares.

(h) If the number of shares of Company Stock as to which an effective Cash Election has been made exceeds 20% of the total number of Non-Dissenting Shares, then (x) each share as to which an effective Stock Election has been made and each Non-Electing Share shall be converted into the right to receive 0.19409 shares of Parent Stock and (y) each share as to which an effective Cash Election has been made shall be converted into:

(A) an amount in cash, without interest, determined by multiplying (1) $19.06 by (2) a fraction, the numerator of which is 20% of the total number of shares of Non-Dissenting Shares and the denominator of which is the total number of shares of Company Stock as to which effective Cash Elections have been made; and

(B) that number of shares (or fraction of a share) of Parent Stock determined by multiplying (1) 0.19409 by (2) a fraction, the numerator of which is $19.06 minus the amount of cash determined pursuant to clause (A) above, and the denominator of which is $19.06.

(i) If the number of shares of Company Stock as to which effective Stock Elections are made exceeds 80% of the total number of Non-Dissenting Shares, then (i) each share as to which an effective Cash Election has been made and each Non-Electing Share shall be converted into the right to receive $19.06 in cash, without interest, and (ii) each share of Company Stock as to which an effective Stock Election has been made shall be converted into:

(A) that number of shares (or fraction of a share) of Parent Stock determined by multiplying (1) 0.19409 by (2) a fraction, the numerator of which is 80% of the total number of Non-Dissenting Shares, and the denominator of which is the number of such shares as to which effective Stock Elections have been made; and

(B) an amount in cash, without interest, equal to (1) $19.06 minus (2) an amount determined by multiplying the number of shares (or fraction of a share) of Parent Stock determined pursuant to clause (A) above by a fraction, the numerator of which is $19.06 and the denominator of which is 0.19409.

(j) If Section 2.02(h) is not applicable and the number of shares of Company Stock as to which effective Stock Elections are made is less than or equal to 80% of the total number of Non-Dissenting Shares, then each share of Company Stock covered by an effective Cash Election shall be converted into the right to receive $19.06 in cash per share, without interest, each share of Company Stock covered by an effective Stock Election shall be converted into the right to receive 0.19409 shares of Parent Stock and the Non-Electing Shares shall be converted into the right to receive 0.19409 shares of Parent Stock, until the sum of the number of shares covered by an effective Stock Election and the number of Non-Electing Shares converted into a right to receive Parent Stock equals at least 80% of the total number of Non-Dissenting Shares, and thereafter Non-Electing Shares will be converted into the right to receive $19.06 in cash per share, without interest. The Exchange Agent shall determine by lot (or by such other method as Parent may deem reasonable) which of the Non-Electing Shares will be converted into a right to receive cash and which of the Non-Electing Shares will be converted into a right to receive Parent Stock.

(k) Notwithstanding anything herein to the contrary, if, after any other adjustments are made pursuant to Section 2.02 and 2.06, the tax opinion of Parent’s counsel referred to in Section 9.02(g) or the tax opinion of the Company’s counsel referred to in Section 9.03(b) cannot be rendered (as reasonably determined by such counsel) as a result of the Merger potentially failing to satisfy Section 368(a)(2)(E)(ii) of the Code, then the amount of cash payable with respect to each share of Company Stock that would otherwise receive cash pursuant to Section 2.02 (other than Dissenting Shares) shall be proportionately reduced (such share’s “Cash Reduction Amount”), and the number of shares of Parent Stock payable with respect to each such share of Company Stock shall be increased by an amount equal to such share’s Cash Reduction Amount divided by the Average Closing Date Stock Price, to the minimum extent necessary to enable such tax opinion to be rendered (such determination to be made as of the Closing Date).

(l) Notwithstanding any other provision of this Section 2.02, the Merger Consideration payable with respect to each share of Company Stock that is a Dissenting Share immediately prior to the Effective Time and that fails to perfect, withdraws or otherwise loses the right to appraisal pursuant to Delaware Law shall be:

(A) an amount in cash, without interest, determined by dividing (i) the total amount of cash payable to holders of Non-Dissenting Shares at the Effective Time (not including cash paid in lieu of fractional shares of Company Stock), after taking into account any adjustments, including pursuant to Section 2.02(k), by (ii) the total number of Non-Dissenting Shares; and

(B) that number of shares of Parent Stock determined by dividing (i) the total number of shares of Parent Stock payable to holders of Non-Dissenting Shares at the Effective Time (including fractional shares of Company Stock), after taking into account any adjustments, by (ii) the total number of Non-Dissenting Shares.

Section 2.03. Surrender and Payment. (a) Prior to the record date for the Company Stockholder Meeting, Parent shall appoint an agent (the “Exchange Agent”) reasonably acceptable to the Company for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) and (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”) and for the purpose of receiving Election Forms and determining, in accordance with Section 2.02, the form of the Merger Consideration to be received by each holder of Shares. No later than one Business Day after the Effective Time, Parent shall deposit with the Exchange Agent the cash portion of the aggregate Merger Consideration. In addition, Parent shall make available to the Exchange Agent, as needed, the Parent Stock portion of the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares and any cash required to be paid in respect of fractional shares of Parent Stock pursuant to Section 2.07. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Stock or is otherwise required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration, including any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.07, and the right to receive any dividends or other distributions pursuant to Section 2.03(f), in each case to be paid or issued in accordance with Section 2.03, without interest.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the aggregate Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.03(f), in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.07, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.07 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

Section 2.04. Dissenting Shares.

(a) If, after the Effective Time, a holder of shares of Company Stock that were Dissenting Shares immediately prior to the Effective Time fails to perfect, withdraws or otherwise loses the right to appraisal pursuant to Delaware Law, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration as provided in Section 2.02(l). Except as provided in Section 2.02(l) and the immediately preceding sentence, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law shall not be converted into the right to receive the Merger Consideration. Appraised Shares shall be treated as provided in Section 262 of Delaware Law.

(b) The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to direct all negotiations and Proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05. Company Equity Awards. (a) At the Effective Time, each unexpired and unexercised outstanding option granted or issued under stock incentive plans of the Company in effect on the date hereof (a “Company Stock Option”) shall be automatically converted into, and substituted with, an option to purchase that number of shares of Parent Stock equal to the number of shares of Company Stock subject to the Company Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (and rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share that existed under the corresponding Company Stock Option divided by the Option Exchange Ratio (and rounded up to the nearest whole cent), and with the same vesting schedule (including any accelerated vesting pursuant to the agreements listed in Section 4.17(d) of the Company Disclosure Schedule) as was applicable under such Company Stock Option immediately before the Effective Time. The “Option Exchange Ratio” shall be equal to the quotient (rounded to five decimal points) obtained by dividing the Per Share Merger Consideration by the closing price of Parent Stock on Nasdaq on the Closing Date. For this purpose, “Per Share Merger Consideration” means the quotient (rounded to five decimal points) obtained by dividing (i) the value on the Closing Date of the aggregate Merger Consideration (excluding any portion allocated to Dissenting Shares), with the value of the Parent Stock portion of the Merger Consideration calculated based on the closing price of Parent Stock on Nasdaq on the Closing Date, by (ii) the total number of shares of Company Stock outstanding immediately prior to the Closing Date (excluding any Dissenting Shares). It is intended that the foregoing conversion shall be carried out in a manner satisfying the requirements of Sections 424(a) and 409A of the Code.

(b) Each award with respect to shares of Company Stock outstanding as of the Effective Time granted pursuant to any employee stock or compensation plan or arrangement which is subject to forfeiture risk that remains unvested as of the Effective Time or restricted stock units (collectively, “Company Restricted Stock Awards”) shall be converted at the Effective Time into the right (which may in the form of a unit) to receive a number of shares of Parent Common Stock equal to the number of shares of Company Stock subject to such Company Restricted Stock Award multiplied by the Option Exchange Ratio (“Parent Restricted Stock Awards”). The terms and conditions of the Parent Restricted Stock Awards shall have the same vesting schedule (including any accelerated vesting pursuant to the agreements listed on Section 4.17(d) of the Company Disclosure Schedule), with appropriate adjustments for performance-based conditions, as the Company Restricted Stock Awards.

(c) Parent shall take such actions as are necessary for the assumption of the Company Stock Options and Company Restricted Stock Awards pursuant to this Section 2.05, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.05. Parent shall prepare and file with the SEC a registration statement on an appropriate form with respect to the shares of Parent Stock promptly following the Effective Time and shall use its reasonable efforts to maintain the effectiveness of such registration statement for so long as such awards remain outstanding.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07. Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price of Parent Stock on Nasdaq on the Closing Date by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.08. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation, Parent and their respective agents shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, the Surviving Corporation, Parent or any of their respective agents, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Exchange Agent, the Surviving Corporation, Parent or the agent, as the case may be, made such deduction and withholding.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Parent shall direct the Exchange Agent to issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.10. Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a 368 Reorganization. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed after December 31, 2008 and before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing (or has active status) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Subsidiary, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of any Applicable Competition Law, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other state or federal securities laws, (iv) compliance with any applicable requirements of Nasdaq and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Stock and 25,000,000 shares of preferred stock, $0.0001 per share. As of October 19, 2009, there were outstanding 34,580,077 shares of Company Stock and employee stock options to purchase an aggregate of 3,241,823 shares of Company Stock (of which options to purchase an aggregate of 1,466,613 shares of Company Stock were exercisable) and 204,572 shares subject to Restricted Stock Awards. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05 of the Company Disclosure Schedule contains (i) a complete and correct list of each outstanding stock option to purchase shares of Company Stock, each Restricted Stock Award and each other equity award including the holder, date of grant, type of award (and, for options, whether an incentive stock option), exercise price, vesting schedule (including which awards are subject to accelerated vesting) and number of shares of

Company Stock subject thereto and (ii) a summary of such stock options, Restricted Stock Awards and other equity awards by tranche, including for each tranche the information specified in clause (i) above other than the names of individual holders.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since October 19, 2009 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c) Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing (or has active status) under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing (or has active status) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Subsidiaries of the Company and their respective jurisdictions of organization are identified in Section 4.06 of the Company Disclosure Schedule.

(b) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has delivered or otherwise made available (including through the SEC’s EDGAR system) to Parent (i) the Company’s annual reports on Form 10-K for its fiscal years ended December 31, 2008, 2007 and 2006, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended June 30 and March 31, 2009, (iii) its proxy or information statements relating to meetings of the stockholders of the Company since December 31, 2006 and (iv) all of its other reports, statements, prospectuses, forms, schedules and registration statements and other documents required to be filed with the SEC since December 31, 2008 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(f) Since February 8, 2007, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements). Such financial statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) throughout the periods covered.

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Stock issuable as part of the Merger Consideration will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred under this Agreement or in connection with the transactions contemplated hereby; (iii) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iv)  liabilities or obligations that have been discharged or paid in full prior to the date of this Agreement.

Section 4.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries are, and since January 1, 2007 have been, in compliance with all Applicable Laws, and to the knowledge of the Company have not been given notice of any violation of any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.13. Litigation. There is no Proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the

Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease, sublease or license (each, a “Company Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Lease.

(c) Section 4.14 of the Company Disclosure Schedule sets forth a complete and correct list of each Company Lease or sublease (whether of real or personal property) to which the Company or any of its Subsidiaries is party as either lessor or lessee and that provides for either (i) annual payments after the date hereof of $500,000 or more or (ii) aggregate payments after the date hereof of $1,000,000 or more. The Company has made available to Parent true, correct and complete copies of each such Company Lease or sublease together with all amendments, modifications, supplements, renewals, extensions and guarantees related thereto. Each such Company Lease or sublease (together with all documents made available to Parent) constitutes the entire agreement with the other parties thereto such that there are no understandings, representations, warranties or promises not set forth in full in the documents made available to Parent.

Section 4.15. Intellectual Property. (a) The Company and each of its Subsidiaries owns, or is licensed under, or otherwise possesses sufficient rights under, the Intellectual Property necessary to conduct the business of the Company and its Subsidiaries, as presently conducted. No material Intellectual Property owned by the Company or any of its Subsidiaries and to the Company’s knowledge, no material Intellectual Property licensed to the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree, stipulation, agreement or encumbrance that materially conflicts with the use and distribution thereof by or for the Company or such Subsidiary in its business, as presently conducted.

(b) Section 4.15(b) of the Company Disclosure Schedule sets forth a true and complete list of all registrations and applications for registration with any Governmental Authority of any Intellectual Property by the Company or any of its Subsidiaries (the “Registered Company Intellectual Property”), including, to the extent applicable, the jurisdictions in which each such Registered Company Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. Except for Permitted Liens, and subject to the Outbound Licenses, the Company and each of its Subsidiaries solely and exclusively own or exclusively license all right, title and interest in and to their respective Company Intellectual Property, free and clear of any Liens. In addition, (i) neither the Company nor any Subsidiary has received any notice or claim challenging or otherwise questioning the validity, enforceability, or rights of the Company and its Subsidiaries in any Company Intellectual Property, (ii) there is no such claim pending against the Company or any of its Subsidiaries and (iii) the Company does not know of any circumstances that might give rise to such claim.

(c) Section 4.15(c) of the Company Disclosure Schedule sets forth a true and complete list of all (i) licenses, sublicenses and other agreements to which the Company or any Subsidiary of the Company is a party and pursuant to which any Person is authorized to use or has an option to obtain the right to use any material Company Intellectual Property other than non-exclusive licenses granted to customers in the ordinary course of business and consistent with past practice (“Outbound Licenses”) and (ii) all licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any Intellectual Property of any Third Party (other than standard-form end user license agreements for commercial off-the-shelf software with an acquisition cost of less than $10,000 per license) (“Inbound Licenses”). To the Company’s knowledge, neither the Company nor any of its

Subsidiaries is in violation or breach of any Outbound License or Inbound License. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not alter, encumber, impair or extinguish any material Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of any material Company Intellectual Property. The Company has furnished to the Parent prior to the execution and delivery of this Agreement true and complete copies of the current standard form agreements used by the Company or any Subsidiary relating to the license or sale of material products and services of the Company and its Subsidiaries.

(d) To the knowledge of the Company, there is no current unauthorized use, disclosure, infringement or misappropriation of any material Company Intellectual Property rights by any Third Party, including any employee or former employee of the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to any suit, action or proceeding that involves a claim of infringement by the Company or any of its Subsidiaries of any Intellectual Property of any Third Party nor to the Company’s knowledge has any such suit, action or proceeding being threatened against the Company or any of its Subsidiaries. To the knowledge of the Company, neither the Company nor any Subsidiary has infringed or misappropriated any Intellectual Property of any Third Party in any material respect.

(f) The Company or its Subsidiaries have, in the ordinary course of business, taken commercially reasonable steps, in accordance with normal industry practice, to maintain the confidentiality of all Trade Secrets included in the Company Intellectual Property. Except as would not result in or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each employee, consultant and independent contractor of the Company and its Subsidiaries has executed a proprietary information and confidentiality agreement substantially in the Company’s standard form, which form has been made available to Parent. No Trade Secret included in the Company Intellectual Property owned by the Company or its Subsidiaries has been disclosed other than to employees, representatives and agents of the Company or any Subsidiary who are bound by written confidentiality agreements.

(g) No government funding and no funding or facilities of a university, college, other educational institution or research center was used in the development of any Company Intellectual Property.

(h) No party other than the Company or its Subsidiaries possesses any current or contingent rights to any material source code that is part of the Intellectual Property owned by the Company, and no material software included in the Company Intellectual Property or distributed by the Company or any of its Subsidiaries contains any software code that is licensed under any terms or conditions and used in a manner that requires that such software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

(i) To the knowledge of the Company, no material software included in the Company Intellectual Property contains any virus, worm, Trojan Horse, bomb, backdoor, clock, timer, or other similar code, feature, design or routine which can cause such software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any Person.

(j) The Company’s IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and currently proposed to be conducted and to the knowledge of the Company, no Person has gained unauthorized access to the Company’s IT Assets; and the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 4.16. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account extensions of time) in accordance with all Applicable Laws, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2005 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no (i) claim, action, suit or proceeding now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset or (ii) audit or investigation, to the Company’s knowledge, now pending or threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset. Neither the Company nor any of its Subsidiaries has received notice of any pending or threatened audit or investigation in respect of any Tax or Tax asset.

(e) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries owns a fee simple interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of a fee simple interest in real property and which treats the transfer of an interest in an entity that owns a fee simple interest in real property as a transfer of the interest in real property. No material Tax will be imposed on the transfer of an interest in real property as a result of the transactions contemplated in this Agreement.

(g) Section 4.16(g) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns.

(h) Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

(i) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of a Person to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability for the payment of any amount as a result of being party to any Tax Sharing Agreement. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all agreements or arrangements (whether or not written) entered into prior to the Effective Time that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

Section 4.17. Employee Benefit Plans. (a) Section 4.17 of the Company Disclosure Schedule contains a correct and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Affiliates and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability (collectively, the “Company Employee Plans”). Copies of the Company Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Company Employee Plan subject to Title IV of ERISA. Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA or, as applicable, under the provisions of applicable Canadian, federal or provincial pension standards legislation.

(c) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Company Employee Plan. Each Company Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan. No material events have occurred with respect to any Company Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee or independent contractor of the Company or any of its Subsidiaries to bonus, severance or retirement pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation.

(e) There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

(f) Section 4.17(f) of the Company Disclosure Schedule lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been previously provided to Parent and (ii) the maximum aggregate amounts so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).

(g) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(h) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, a Company Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2008.

(i) Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization. There is no (i) material unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries or (iii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to such employees, and during the last three years there has not been any such action.

(j) In the last three years, (i) there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1998 (the “WARN Act”) in respect of the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has been affected by any transactions or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local, or foreign law or regulation which is similar to the WARN Act.

(k) All contributions and payments accrued under each Company Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet.

(l) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Employee Plan before any Governmental Authority.

(m) No International Plan is a defined benefit plan.

Section 4.18. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or any Hazardous Substance and there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability or obligation.

(b) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been delivered to Parent at least five Business Days prior to the date hereof.

(c) Neither the Company nor any of its Subsidiaries owns, leases or operates or has owned, leased or operated any real property, or conducts or has conducted any operations, in Connecticut or is subject to the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes),

(i) to the knowledge of the Company, the location of the Company’s operations in New Jersey is not subject to any outstanding notice, land use restriction, order or other obligation under, and (ii) the consummation of the transactions contemplated hereby requires no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act.

(d) For purposes of this Section 4.18, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 4.19. Material Contracts. (a) Section 4.19 of the Company Disclosure Schedule contains a complete and correct list of each of the following contracts:

(i) Contracts required to be filed by the Company with the SEC pursuant to Item 601 of Regulation S-K under the 1933 Act;

(ii) each Contract between the Company or any of its Subsidiaries and any of the 20 largest customers of the Company and its Subsidiaries by monthly recurring revenue for the quarter ended June 30, 2009;

(iii) except for the Contracts disclosed in clauses (i) and (ii) above and any other customer Contract, each Contract that involves performance of services or delivery of goods, materials, supplies or equipment by the Company or any of its Subsidiaries, or the payment therefor, by the Company or any of its Subsidiaries providing for either (A) annual payments of $1,000,000 or more or (B) aggregate payments of $2,000,000 or more;

(iv) each Company Lease relating to any data center;

(v) any partnership, joint venture or other similar agreement or arrangement;

(vi) each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vii) each Contract relating to Indebtedness or the deferred purchase price of property of or by the Company or any of its Subsidiaries (in either case, whether incurred, assumed, guaranteed or secured by any asset) entered into other than in the ordinary course of business consistent with past practice;

(viii) each Contract to which the Company or any of its Subsidiaries is a party creating or granting a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens;

(ix) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of credit or loans in the ordinary course of business consistent with past practice);

(x) any agency, dealer, sales representative, marketing or other similar agreement involving the payment or receipt of annual payments in excess of $500,000;

(xi) each Contract that contains any exclusivity provisions restricting the Company or any of its Affiliates or that limits the freedom of the Company or any of its Affiliates to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or any of its Affiliates after the Closing Date;

(xii) each Contract providing for indemnification of any Person with respect to material liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person other than indemnification obligations of the Company or any of its Subsidiaries pursuant to the provisions of a Contract entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices and that could not reasonably be expected to have a Material Adverse Effect on the Company; and

(xiii) any other agreement, commitment, arrangement or plan not made in the ordinary course of business involving the payment or receipt of annual payments in excess of $1,000,000.

(b) As of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each agreement, contract, plan, Company Lease, arrangement or commitment disclosed in the Company Disclosure Schedule or required to be disclosed pursuant to this Section 4.19 (each, a “Material Contract”) is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such agreement, contract, plan, Company Lease, arrangement or commitment, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

(c) To the knowledge of the Company, as of the date of this Agreement no person is renegotiating, or has an express right (absent any default or breach of a Material Contract) pursuant to the terms of any Material Contract to renegotiate, any material amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract. As of the date of this Agreement, the Company has not received any written indication of an intention to terminate any of the Material Contracts by any of the parties to any of the Material Contracts.

(d) Complete and correct copies of each Material Contract in existence as of the date of this Agreement have been made available by the Company to Parent prior to the date of this Agreement.

Section 4.20. Finders’ Fees. Except for Piper Jaffray & Co., Deutsche Bank Securities, Royal Bank of Canada and Raymond James & Associates, copies of whose engagement agreements have been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.21. Opinion of Financial Advisor. The Company has received the opinion of Raymond James & Associates, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view.

Section 4.22. Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other Delaware antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under Delaware, Florida, U.S. federal or, to the knowledge of the Company, any other U.S. state laws apply to this Agreement and or any of the transactions contemplated hereby.

Section 4.23. No Additional Representations. Except as otherwise expressly set forth in this Article IV, neither the Company nor any of its Subsidiaries nor any other Person acting on their behalf makes any representations or warranties of any kind or nature, express or implied in connection with the transactions contemplated by this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as disclosed in any Parent SEC Document filed after December 31, 2008 and before the date of this Agreement or as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent is duly qualified to do business as a foreign corporation and is in good standing (or has active status) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has heretofore made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as currently in effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and, except as provided in the next sentence and for the adoption of this Agreement by the sole stockholder of Merger Subsidiary have been duly authorized by all necessary corporate action. Except as may be required as a result of the issuance of Parent Stock pursuant to Section 2.02(k), no vote of the holders of Parent’s capital stock is required in connection with the consummation of the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, Parent’s Board of Directors has approved, adopted and declared advisable this Agreement and the transactions contemplated hereby.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of any Applicable Competition Law, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (iv) compliance with any applicable requirements of Nasdaq and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04. Non-Contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05. Capitalization. (a) As of October 19, 2009, (i) the authorized capital stock of Parent consisted of 300,000,000 shares of Parent Stock and 100,000,000 shares of preferred stock, par value $0.001 per share, (ii) there were outstanding 39,011,738 shares of Parent Stock and employee stock options to purchase an aggregate of 2,109,860 shares of Parent Stock (of which options to purchase an aggregate of 1,713,004 shares of Parent Stock were exercisable), 116,500 shares subject to restricted shares (pursuant to which the underlying shares of common stock have been issued but have not yet vested) and 1,250,120 shares subject to restricted stock units; and (iii) Parent had reserved for issuance 9,608,664 shares of Parent Stock for its convertible subordinated debentures and notes and 1,034 shares of Parent Stock for its common stock warrants. All outstanding shares of capital stock of Parent have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. Subsidiaries. (a) Each Subsidiary of Parent has been duly organized, is validly existing and (where applicable) in good standing (or has active status) under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing (or has active status) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All Subsidiaries of Parent and their respective jurisdictions of organization are identified in Section 5.06 of the Parent Disclosure Schedule.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any of its Subsidiaries, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (ii) being referred to collectively as the “Parent Subsidiary

Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Parent has delivered or otherwise made available (including through the SEC’s EDGAR system) to the Company (i) Parent’s annual reports on Form 10-K for its fiscal years ended December 31, 2008, 2007 and 2006, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended June 30 and March 31, 2009, (iii) its proxy or information statements relating to meetings of the stockholders of Parent since December 31, 2006 and (iv) all of its other reports, statements, prospectuses, forms, schedules and registration statements and other documents required to be filed with the SEC since December 31, 2008 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Parent and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of Parent has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in Internal Controls which would adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s Internal Controls.

(f) Since January 1, 2007, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 5.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements). Such financial statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) throughout the periods covered.

Section 5.09. Disclosure Documents. The information supplied by Parent for inclusion or incorporation by reference in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10. Absence of Certain Changes. Since December 31, 2008, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.11. No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (1) liabilities or obligations disclosed and provided for in the consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2009 or in the notes thereto as set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009; (2) liabilities or obligations incurred under this Agreement or in connection with the transactions contemplated hereby; (3) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (4) liabilities or obligations that have been discharged or paid in full prior to the date of this Agreement.

Section 5.12. Compliance with Laws and Court Orders. Parent and each of its Subsidiaries are, and since January 1, 2007 have been, in compliance with all Applicable Laws, and to the knowledge of Parent have not been given notice of any violation of any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 5.13. Litigation. There is no Proceeding pending against, or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Parent Balance Sheet or acquired after December 31, 2008, except as have been disposed of since December 31, 2008 in the ordinary course of business consistent with past practice.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each lease, sublease or license (each, a “Parent Lease”) under which Parent or any of its

Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Parent Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Parent Lease, and neither Parent nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Parent Lease.

Section 5.15. Finders’ Fees. Except for J.P. Morgan Securities Inc., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.16. Financing. At the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to deliver the cash portion of the aggregate Merger Consideration payable by virtue of the Merger in accordance with this Agreement.

Section 5.17. No Additional Representations. Except as otherwise expressly set forth in this Article V, neither Parent nor any of its Subsidiaries nor any other Person acting on their behalf makes any representations or warranties of any kind or nature, express or implied in connection with the transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as required by Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as expressly contemplated by this Agreement, set forth in Section 6.01 of the Company Disclosure Schedule or as required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (other than the acquisition of Company Securities tendered by employees or former employees in connection with a cashless exercise of Company Stock Options or in order to pay taxes, or for the Company to satisfy withholding obligations in respect of such taxes, in connection with the exercise of Company Stock Options or the lapse of restrictions in respect of Company Restricted Stock Awards, in each case pursuant to the terms of the Company Employee Plans);

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget set forth in Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $500,000 individually or $2,000,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice and (ii) capital expenditures permitted by Section 6.01(d);

(f) other than sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses if the value of the assets included in any such transaction would exceed $500,000 or the aggregate value of the assets included in all such transaction would exceed $1,000,000;

(g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any Indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other Indebtedness for borrowed money of the Company and its Subsidiaries) outstanding at any time greater than $2,500,000 other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(i) (i) enter into any contract, agreement, arrangement or understanding that would have been a Material Contract if it had been in effect on the date hereof or (ii) enter into, amend or modify in any material respect or terminate any Company Lease or Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(j) (A) with respect to any director, officer or employee of the Company or any of its Subsidiaries, (x) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (y) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (B) increase benefits payable under any existing severance or termination pay policies, (C) establish, adopt or amend in any material respect or in a manner that would increase the costs and benefits of, any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement or (D) increase compensation, bonus or other benefits payable to any employee of the Company or any of its Subsidiaries, except for annual merit increases in the ordinary course of business consistent with past practice in an amount not to exceed (x) with respect to employees who are eligible for the Company’s annual bonus program, 3% of the base salaries of such employees on an aggregate basis, (y) with respect to employees who are not eligible for the Company’s annual bonus program, 5% of the base salaries of such employees on an aggregate basis and (z) with respect to the Company’s executive officers, 3% of the base salaries of such executive officers on an aggregate basis, in each case above except (1) to the extent required by Applicable Law, (2) to the extent required by the Company Employee Plans as in effect on the date hereof, (3) for the payment of bonuses and other incentive compensation to its employees as part of its normal year-end compensation process following completion of the Company’s 2009 fiscal year, based on actual results and in accordance with the target bonus amount and bonus plan approved by the Company’s Board of Directors and provided to Parent prior to the date of this Agreement and (4) for the establishment of a retention program for its employees in connection with the transactions contemplated by this Agreement on the terms set forth on Section 6.01(j) of the Company Disclosure Schedule;

(k) promote, change the title of or change the reporting responsibilities of any employee, in each case except in the ordinary course of business consistent with past practice;

(l) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(m) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries if the sum of such settlement and all other settlements made after the date of this Agreement would exceed $100,000, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(n) take any action that would make any representation or warranty of the Company hereunder, or omit to take any action necessary to prevent any representation or warranty of the Company hereunder from being, inaccurate in any respect at, or as of any time before, the Effective Time; or

(o) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable after the Registration Statement is declared effective under the 1933 Act for the purpose of voting on the approval and adoption of this Agreement and the Merger. Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) shall not effect an Adverse Recommendation Change and (iv) otherwise comply with all legal requirements applicable to such meeting. Without limiting the generality of the foregoing, this Agreement and the Merger shall be submitted to the Company’s stockholders at the Company Stockholder Meeting whether or not an Adverse Recommendation Change shall have occurred.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.03(a), at any time prior to the adoption of this Agreement by the Company’s stockholders:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the

Company’s compliance with Section 6.03(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Board of Directors of the Company reasonably believes will lead to a Superior Proposal, (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a non-disclosure agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the non-disclosure agreement dated July 14, 2009 between the Company and Parent (the “Non-Disclosure Agreement”); provided that (1) such non-disclosure agreement may contain a less restrictive or no standstill restriction, in which case the Non-Disclosure Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable, and (2) all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (C) take any nonappealable, final action that any court of competent jurisdiction orders the Company to take;

(ii) following receipt of a Superior Proposal, the Board of Directors of the Company may make an Adverse Recommendation Change; and

(iii) in response to an Intervening Event, the Board of Directors of the Company may make an Adverse Recommendation Change;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from complying with Rule 14d-9 and Rule 14e-2(a) under the 1934 Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or from making any legally required disclosure to stockholders, with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a current basis of the status and terms of any discussions and negotiations with any Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis (and in any event within 24 hours of the occurrence of any material changes, developments, discussions or negotiations), of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d) “Last Look”. The Board of Directors of the Company shall not make an Adverse Recommendation Change in response to an Acquisition Proposal unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent in writing of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Superior Proposal, and (iii) Parent does not make, within five Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood and agreed that the Company shall not make an Adverse Recommendation Change in response to such Superior Proposal during such five Business Day period and any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new five Business Day period under this Section 6.03(d)). The Board of Directors of the Company shall not make an Adverse Recommendation Change pursuant to Section 6.03(b)(iii) unless (A) the Company notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching a reasonably detailed explanation of the facts underlying the determination by the Board of Directors of the Company that an Intervening Event has occurred and (B) during such five Business Day period, if requested by Parent, the Company has engaged in good faith negotiations with Parent to amend this Agreement in a manner that would obviate the need for an Adverse Recommendation Change in light of the Intervening Event.

(e) Certain Definitions. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel (taking into account all of the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation), are more favorable and provide greater value to all the Company’s stockholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)), which the Board of Directors of the Company determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company; provided, however, that for purposes of this definition, the references to “10%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

For purposes of this Agreement, an “Intervening Event” means a material fact, event, change, development or set of circumstances (other than an Acquisition Proposal made after the date of this Agreement) that was neither known nor reasonably foreseeable to the Board of Directors of the Company as of the date of this Agreement (and not relating in any way to any Acquisition Proposal); provided, however, that notwithstanding the foregoing, no fact, event, change, development or set of circumstances relating to Parent that would be excluded from the definition of “Material Adverse Effect” pursuant to clauses (i)(D) or (i)(F) thereof shall be deemed to constitute an Intervening Event or considered in any determination of whether an Intervening Event has occurred.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

Section 6.04. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Non-Disclosure Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the Company’s offices, properties, books and records, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation. Any investigation by Parent pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.05. Tax Matters. From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or take or omit to take any other action outside of the ordinary course of business, if such other action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

Section 6.06. Company 401(k) Plans. Effective as of the day immediately preceding the Effective Time, unless otherwise directed in writing by Parent at least five Business Days prior to the Effective Time, the Company shall take all actions necessary to effect the termination of any and all 401(k) plans sponsored or maintained by Company and shall provide Parent evidence that each of the Company’s 401(k) plans has been terminated pursuant to an action by the Company’s Board of Directors.

ARTICLE 7

COVENANTS OF PARENT

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.03. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (whether the claim is asserted prior to, at or after the Effective Time) to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof and provide advancement of expenses to the same extent to which the relevant Indemnified Person would be entitled to such advancement on the date hereof under Delaware Law or any other Applicable Law or under the Company’s certificate of incorporation or bylaws, as applicable; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. In the event of any Proceeding related to such acts or omissions, the Surviving Corporation shall cooperate and be entitled to participate in the defense of such matter.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Effective Time, the Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Non-Disclosure Agreement, Parent shall (i) to the extent of the access provided prior to the execution of this Agreement, give to the Company, its counsel, financial advisors, auditors and other authorized representatives reasonable access to Parent’s offices, properties, books and records, (ii) to the extent of the information provided prior to the execution of this Agreement, furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) to the extent of the investigations conducted prior to the execution of this Agreement, instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the Company in its investigation. Any investigation by the Company pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Parent. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Parent hereunder.

Section 7.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued as part of the Merger Consideration to be listed on Nasdaq, subject to official notice of issuance.

Section 7.06. Employee Matters. (a) As of and after the Effective Time, Parent will give each of the employees of the Company and its Subsidiaries who continue employment with Parent after the Effective Time (the “Continuing Employees”) full credit for prior service with the Company and its Subsidiaries (and prior service with any predecessor corporation that is recognized by the Company immediately prior to the Effective Time) for purposes of eligibility, vesting and accrual of benefits under any Parent Employee Plans (but not for purposes of benefits accrual under any defined benefit pension plan), except where such credit would result in a duplication of benefits under a Company Employee Plan and a Parent Employee Plan. Solely for purposes of this Section 7.06, the term “Parent Employee Plan” means any “employee pension benefit plan” (as defined in

Section 3(2) of ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses and severance benefits (but excluding equity-based compensation plans and any contract, offer letter or agreement of Parent or any of its Subsidiaries with or addressed to an individual), for the benefit of, or relating to, the current employees of Parent or its Subsidiaries and with respect to which eligibility has not been frozen.

(b) Following the date hereof, Parent shall establish retention and integration programs for employees of the Company consisting of a combination of cash and Parent equity awards to be granted following the Effective Time, such that Parent shall make payments of cash and grants of such Parent equity awards with an aggregate value of approximately $1.7 million (such value, with respect to equity awards, based on the value at the time of grant), subject to the recipients’ satisfaction of applicable vesting criteria in such awards. Parent shall determine in its sole discretion which employees of the Company will be eligible to receive awards under this program as well as the terms and timing of any payments and benefits.

(c) Parent, the Company and the Surviving Corporation acknowledge and agree that all provisions contained in this Section 7.06 with respect to employees are included for the sole benefit of the respective parties to this Agreement and shall not create any right in any other Person, including any employees, former employees, any participant in any Company Employee Plan or Parent Employee Plan or any beneficiary thereof or any right to continued employment with Parent, the Company, the Surviving Corporation or any of their Subsidiaries, nor shall they require Parent, the Surviving Corporation or any of their Subsidiaries to continue or amend any particular benefit plan after the consummation of the transactions contemplated in this Agreement for any employee or former employee of Company or any of its Subsidiaries, and any such plan may be amended or terminated in accordance with its terms and Applicable Law.

Section 7.07. Acquisition of Capital Stock of the Company. Parent shall not acquire any capital stock of the Company prior to the Closing.

Section 7.08. Appointment of Parent Director. Effective as of the Effective Time, Parent shall cause to be appointed to the Parent’s Board of Directors an individual designated by the Company and reasonably acceptable to Parent. In addition, Parent shall nominate such individual for re-election to Parent’s Board of Directors at its 2010 annual meeting of stockholders.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. The Company and Parent shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing. The Company and Parent shall use their respective reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any Applicable Law in connection with the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, Parent shall make the appropriate filings, and pay the applicable filing fees, pursuant to Applicable Competition Laws with respect to the transactions contemplated hereby as promptly as practicable (and with respect to any applicable pre-merger notification requirements under the HSR Act, within 10 Business Days of the date of this Agreement) and shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such Applicable Competition Laws and use reasonable efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under those Applicable Competition Laws as soon as practicable, and the Company shall cooperate with all reasonable requests of Parent in connection with such filings, supply of information and materials, and other actions.

(c) Each of Parent and the Company shall (i) promptly notify the other party hereto of any material written or oral communication to that party or its Affiliates from any Governmental Authority, and of any Proceeding of any Governmental Authority commenced or, to its knowledge, threatened against, relating to or involving that party or its Affiliates, (ii) keep the other party reasonably informed of any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby, (iii) subject to all applicable privileges, including the attorney-client privilege, furnish the other party with copies of all material correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, in each case referred to in the foregoing clauses (i) through (iii) concerning this Agreement and the transactions contemplated hereby, and (iv) promptly notify the other party of any fact, circumstance, change or effect that could reasonably be expected to prevent the consummation of the Merger.

(d) Notwithstanding anything to the contrary herein, nothing in this Section 8.01 shall require Parent or any of its Subsidiaries to, nor shall the Company or any of its Subsidiaries without the prior written consent of Parent agree or offer to: (i) effect any divestiture of, or hold separate (including by establishing a trust or otherwise), or agree to restrict its ownership or operation of, any business or assets of the Company or its Subsidiaries or of Parent or its Subsidiaries, or to enter into any settlement or consent decree, or agree to any undertaking, with respect to any business or assets of the Company or its Subsidiaries or of Parent or its Subsidiaries, (ii) enter into, amend or agree to enter into or amend, any Contracts of the Company or its Subsidiaries or of Parent or its Subsidiaries, (iii) otherwise waive, abandon or alter any material rights or obligations of the Company or its Subsidiaries or of Parent or its Subsidiaries or (iv) file or defend any lawsuit or legal proceeding, appeal any judgment or contest any injunction issued in a Proceeding initiated by a Governmental Authority.

(e) To the extent required as a result of the issuance of Parent Stock pursuant to Section 2.02(k), Parent shall cause a meeting of its stockholders (the “Parent Stockholder Meeting”) to be duly called and held for the purpose of voting on the approval of the issuance of Parent Stock in connection with the Merger (the “Parent Stockholder Approval”). In such event, the Board of Directors of Parent shall (i) recommend approval of the issuance of Parent Stock in connection with the Merger, (ii) use its reasonable best efforts to obtain the Parent Stockholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting.

Section 8.02. Proxy Statement; Registration Statement. (a) As promptly as practicable after the date hereof, the Company and Parent shall prepare and file the Proxy Statement and the Registration Statement (in which the Proxy Statement will be included) with the SEC. The Company and Parent shall use their reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger. The Company shall use its reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Each of the Company and Parent shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement and the Registration Statement and advise one another of any oral comments received from the SEC. Each of the Company and Parent shall use its reasonable efforts to ensure that the Registration Statement and the Proxy Statement comply in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, respectively. The fees payable to the SEC in connection with the filing of the Proxy Statement and the Registration Statement shall be borne equally by Parent and the Company.

(b) The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Proxy Statement or the Registration Statement shall be filed without the approval of both the Company and Parent, which approval shall not be unreasonably withheld or delayed. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other party reasonable time to comment on such release or announcement in advance of such issuance, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before any required consultation as contemplated by this Section 8.03.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any

of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any breach of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Section 9.02(a) or 9.02(d) not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, in each case that could reasonably be expected to cause any of the conditions set forth in Section 9.02(a) or 9.02(d) not to be satisfied;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06. Section 16 Matters. Prior to the Effective Time, and each in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, (a) the Company may approve any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company and (b) Parent may approve any acquisitions of equity securities of Parent (including derivative securities with respect to equity securities of Parent) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who will become subject to Section 16 of the Exchange Act with respect to equity securities of Parent.

Section 8.07. Stock Exchange De-Listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the Nasdaq to enable the de-listing by the Surviving Corporation of the Company Stock from the Nasdaq and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 8.08. Section 368 Reorganization. (a) Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall use its commercially reasonable efforts not to take, or cause the Company to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization and (b) each of Parent and the Company shall use its reasonable best efforts to obtain the opinions referred to in Section 9.02(g) and 9.03(b).

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction, or waiver at or prior to the Effective Time, of the following conditions:

(a) each of the Company Stockholder Approval and, to the extent required as a result of the issuance of Parent Stock pursuant to Section 2.02(k), the Parent Stockholder Approval shall have been obtained, in each case in accordance with Delaware Law;

(b) no Applicable Law shall prohibit the consummation of the Merger;

(c) any applicable waiting period under Applicable Competition Law relating to the Merger shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e) the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance; and

(f) all actions by or in respect of, or filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction, or waiver at or prior to the Effective Time, of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its covenants and other obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Sections 4.01, 4.02 and 4.05 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not have been instituted or pending any action or proceeding (or any investigation or other inquiry that might result in such action or proceeding) by any Governmental Authority (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the Company Stock, including the right to vote any shares of Company Stock acquired or owned by Parent, Merger Subsidiary or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s stockholders, or (B) ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole;

(c) there shall not have been any action taken, or any Applicable Law enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Authority, other than the application of the waiting period provisions of the Applicable Competition Laws, that could reasonably be expected to result in any of the consequences referred to in clauses (i) through (iii) of paragraph (b) above;

(d) since the date of this Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

(e) all of the Third Party consents, approvals and agreements listed in Section 9.02(e) of the Company Disclosure Schedule shall have been obtained;

(f) Dissenting Shares do not equal or exceed 10% of outstanding shares of Company Stock; and

(g) Parent shall have received an opinion of Davis Polk & Wardwell LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits B and C hereto.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction, or waiver at or prior to the Effective Time, of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its covenants and other obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Sections 5.01 and 5.02 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;

(b) the Company shall have received an opinion of Holland & Knight LLP in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits B and C hereto; and

(c) since the date of this Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before five months from the date of this Agreement (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; provided further that, if (A) the Effective Time has not occurred by the End Date by reason of the non-satisfaction of any of the conditions set forth in Section 9.01(c) and (B) all other conditions in Article 9 have theretofore been satisfied, waived (to the extent legally permissible), or could be promptly satisfied if the conditions set forth in Section 9.01(c) were satisfied, the End Date shall be eight months from the date of this Agreement;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins Parent or the Company from consummating the Merger and such injunction shall have become final and nonappealable;

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(iv) at the Parent Stockholder Meeting (including any adjournment or postponement thereof), if required as a result of the issuance of Parent Stock pursuant to Section 2.02(k), the Parent Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) an Adverse Recommendation Change shall have occurred,;

(ii) (A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, (B) Parent has delivered to the Company written notice of such breach or failure, (C) at least 15 Business Days have elapsed since the date of delivery of such written notice and such breach or failure shall not have been cured in all material respects and (D) as a result of such uncured breach or failure, the condition set forth in Section 9.02(a) is incapable of being satisfied by the End Date; or

(iii) there shall have been an intentional and material breach of Section 6.02 or Section 6.03; or

(d) by the Company, if (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, (ii) the Company has delivered to Parent written notice of such breach or failure, (iii) at least 15 Business Days have elapsed since the date of delivery of such written notice and such breach or failure shall not have been cured in all material respects and (iv) as a result of such uncured breach or failure, the condition set forth in Section 9.03(a) is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, nothing herein shall relieve any party from liability for any intentional and material breach of any of its obligations under this Agreement or fraud. The provisions of this Section 10.02 and Sections 11.04, 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Attention: Brandi Galvin Morandi, General Counsel

Facsimile No.: (650) 513-7913

with a copy to:

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025

Attention:	Alan Denenberg

 Mischa Travers

Facsimile No.: (650) 752-3604

if to the Company, to:

Switch & Data Facilities Company, Inc.

1715 North Westshore Boulevard, Suite 650

Tampa, FL 33607

Attention: Clay Mynard, General Counsel

Facsimile No.: (813) 207-7803

with a copy to:

Holland & Knight LLP

100 N. Tampa Street, Suite 4100

Tampa, FL 33602

Attention:	Robert Grammig

 Michael Taylor

Facsimile No.: (813) 229-0134

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Section 7.03.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or 10.01(c)(iii), then the Company shall pay to Parent in immediately available funds $26,757,615 (the “Termination Fee”), within two Business Days after such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or 10.01(b)(iii), or by Parent pursuant to Section 10.01(c)(ii), (B) after the date of this Agreement and prior to such termination (in the case of a termination pursuant to Section 10.01(b)(i)), prior to the Company Stockholder Meeting (in the case of a termination pursuant to Section 10.01(b)(iii)) or prior to the breach giving rise to Parent’s right to terminate under Section 10.01(c)(ii) (in the case of a termination pursuant to Section 10.01(c)(ii)), an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of the Company or its stockholders and shall not have been withdrawn prior to such termination (in the case of a termination pursuant to Section 10.01(b)(i)), prior to the Company Stockholder Meeting (in the case of a termination pursuant to Section 10.01(b)(iii)) or prior to the breach giving rise to Parent’s right to terminate under Section 10.01(c)(ii) (in the case of a termination pursuant to Section 10.01(c)(ii)) and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect an Acquisition Proposal or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “10%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee. In no event shall Parent be entitled to receive the Termination Fee on more than one occasion.

(c) Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section to either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties; provided that in no event shall any information contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement, the Non-Disclosure Agreement and Voting Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination that any term, provision, covenant or restriction is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

EQUINIX, INC

By:	/s/ Steve Smith
Name: Steve Smith Title: CEO and President

SWITCH & DATA FACILITIES COMPANY, INC.

By:	/s/ William K. Luby
Name: William K. Luby Title: Chairman of the Board of Directors

SUNDANCE ACQUISITION CORPORATION

By:	/s/ Steve Smith
Name: Steve Smith Title: CEO and President

Exhibit A

Form of Voting Agreement

[Omitted pursuant to Item 601(b)(2) of Regulation S-K]

Exhibit B

Form of Representations of Officers of Parent

[Omitted pursuant to Item 601(b)(2) of Regulation S-K]

Exhibit C

Form of Representations of Officers of the Company

[Omitted pursuant to Item 601(b)(2) of Regulation S-K]

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules to the Merger Agreement have been omitted:

Company Disclosure Schedule

Schedule 4.04	Non-Contravention

Schedule 4.05	Capitalization

Schedule 4.06	Subsidiaries

Schedule 4.14	Properties

Schedule 4.15	Intellectual Property

Schedule 4.16	Taxes

Schedule 4.17	Employee Benefit Plans

Schedule 4.19	Material Contracts

Schedule 6.01	Conduct of the Company

Schedule 9.02	Conditions to the Obligations of Parent and Merger Subsidiary

Parent Disclosure Schedule

Schedule 5.06	Subsidiaries

Schedule 5.11	No Undisclosed Liabilities

Schedule 5.13	Litigation

Annex B

VOTING AGREEMENT

VOTING AGREEMENT, dated as of October 21, 2009 (the “Agreement”) by and among Equinix, Inc., a Delaware corporation (“Parent”), and the securityholders of Switch & Data Facilities Company, Inc., a Delaware corporation (the “Company”), whose names appear on the signature page of this Agreement (each, a “Securityholder” and together, the “Securityholders”).

WHEREAS, in order to induce Parent and Sundance Acquisition Corporation to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with the Company, Parent has requested each Securityholder, and each Securityholder has agreed, to enter into this Agreement with respect to all shares of the common stock, $0.0001 par value, of the Company that such Securityholder beneficially owns (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.01. Voting Agreement. (a) Except as otherwise provided in Section 1.01(b), each Securityholder hereby agrees to vote or exercise its right to consent with respect to all Shares that such Securityholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Securityholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation, dissolution or any other extraordinary transaction involving the Company other than the Merger, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.

(b) Notwithstanding Section 1.01(a), the obligation of The CapStreet Group (“CapStreet”) to vote Shares that it is entitled to vote as provided in Section 1.01(a) shall apply to the extent and only to the extent that the aggregate number of Shares that all Securityholders who are party to this Agreement are entitled to vote does not exceed 35% of the total number of outstanding shares of the Company’s common stock (the “Maximum Amount”). With respect to any Shares owned by CapStreet that, pursuant to this Section 1.01(b), are not required to be voted as provided in Section 1.01(a), CapStreet shall be entitled to vote such Shares in any manner it chooses in its sole discretion.

Section 1.02. Irrevocable Proxy. Each Securityholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, each Securityholder hereby grants a proxy appointing Parent as such Securityholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Securityholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Shares. The proxy granted by Securityholder pursuant to this Article 1 is irrevocable during the term of this Agreement and to the fullest extent permitted by law, and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by Securityholder shall be revoked upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SECURITYHOLDERS

Each Securityholder represents and warrants to Parent as to himself, herself or itself severally and not jointly, that:

Section 2.01. Authorization. The Securityholder has full power and authority to execute and deliver this Agreement, to perform the Securityholder’s obligations hereunder and to consummate the transactions contemplated hereby. If the Securityholder is an entity, the execution, delivery and performance by Securityholder of this Agreement and the consummation by Securityholder of the transactions contemplated hereby are within the corporate powers of Securityholder and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding Agreement of Securityholder. If the Securityholder is married and the Shares set forth on Schedule A hereto constitute community property under Applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Securityholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

Section 2.02. Non-Contravention. The execution, delivery and performance by Securityholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation, bylaws or similar organizational documents of Securityholder, to the extent Securityholder is an entity that has such documents, (ii) violate any Applicable Law applicable to such Securityholder, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Securityholder is entitled under any provision of any agreement or other instrument binding on Securityholder or (iv) result in the imposition of any Lien on any asset of Securityholder. No governmental licenses, authorizations, permits, consents or approvals are required in connection with the execution and delivery of this Agreement by Securityholder or the consummation by Securityholder of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable U.S. federal or state securities laws.

Section 2.03. Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of the Securityholder or, if the Securityholder is an entity, any of the Securityholder’s Affiliates, threatened against the Securityholder or any of the Securityholder’s Affiliates or any of the Securityholder’s properties or any of its officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against the Securityholder or, if the Securityholder is an entity, any of the Securityholder’s Affiliates, or, to the knowledge of the Securityholder or, if the Securityholder is an entity, any of the Securityholder’s Affiliates, any of its directors or officers, in the case of a corporate entity (in their capacities as such), or any of its partners (in the case of a partnership) that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to materially delay or impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement.

Section 2.04. Ownership of Shares; Voting Power. Securityholder (together with Securityholder’s spouse if the Securityholder is married and the Shares set forth on Schedule A hereto constitute community property under Applicable Law) (i) is the beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares) and (ii) has the power to vote, or direct the voting of, the Shares. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.05. Total Shares. Except for the Shares set forth on Schedule A hereto, Securityholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

Section 2.06. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Securityholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to each Securityholder:

Section 3.01. Corporate Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent.

ARTICLE 4

COVENANTS OF SECURITYHOLDER

Each Securityholder hereby covenants and agrees as to himself or herself, severally and not jointly, that:

Section 4.01. No Proxies for or Encumbrances on Shares.

(a) Except pursuant to the terms of this Agreement, Securityholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement. Securityholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details requested by Parent, if Securityholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

(b) Any attempted transfer of Shares, or any interest therein, in violation of this Section 4.01 shall be null and void. In furtherance of this Agreement, Securityholder shall and hereby does authorize the Company and Parent’s counsel to notify the Company’s transfer agent that there is a stop transfer restriction with respect to all of his or her Shares (and that this Agreement places limits on the voting and transfer of his or her Shares); provided that any such stop transfer restriction shall terminate automatically, without any notice or other action by any Person, upon the termination of this Agreement in accordance with Section 5.04 and, upon such event, Parent or the Company shall promptly notify the Company’s transfer agent of such termination.

(c) Notwithstanding anything to the contrary set forth in this Agreement, Securityholder (and any transferee Securityholders) may transfer any or all of the Shares (i) by will, or by operation of law, in which case this Agreement shall bind the transferee, (ii) to an Affiliate of such Securityholder, or (iii) in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, so long as, in the case of the immediately preceding clause (i), this Agreement and/or the operation of Applicable Law is effective to bind the transferee, and in the case of the immediately preceding clauses (ii) and (iii), the transferee, prior to such transfer executes a counterpart of this Agreement (with such modifications as Parent may reasonably request solely to reflect such transfer).

Section 4.02. Other Offers. Securityholder (in Securityholder’s capacity as such), and each of its Subsidiaries, if any, shall not, and shall use its reasonable best efforts to cause its officers, directors, employees or other agents, if any, not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Securityholder will promptly notify Parent after receipt of an Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request; provided, however, that nothing in this Section 4.02 shall be deemed to prohibit any of the Company’s officers, directors, employees or other agents, in their capacities as such, from taking any action on behalf of the Company that is expressly permitted by Section 6.03 and as to which the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

Section 4.03. Additional Shares. In the event that Securityholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional voting interest with respect to the Company, Securityholder shall promptly notify Parent and such voting interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Shares set forth on Schedule A hereto will be deemed amended accordingly; provided, however, that to the extent that, after application of Section 1.01(b), such additional Shares would cause the aggregate number of Shares that all Securityholders who are party to this Agreement are entitled to vote to exceed the Maximum Amount, such additional Shares shall be deemed “Shares” for purposes of this Agreement only to the extent that they would not cause such aggregate number of Shares to exceed the Maximum Amount.

Section 4.04. Appraisal Rights. Securityholder agrees not to exercise any rights (including under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares which may arise with respect to the Merger.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Capacity as Securityholder. The parties acknowledge and agree that Securityholder is signing this Agreement solely in such Securityholder’s capacity as an owner of his, her or its Shares. Nothing in this Agreement shall limit or affect any actions taken by a Person who is a director or officer of the Company, in his or her capacity as a director or officer of the Company, to the extent this Agreement could be construed to restrict the exercise by such Person of his or her fiduciary duties in his or her capacity as a director or officer of the Company.

Section 5.02. Capitalized Terms; Other Definitional and Interpretative Provisions. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement. “Beneficially owned”, “beneficial ownership” and grammatical variants thereof used in this Agreement are used as defined in Rule 13d-3 under the Exchange Act. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 5.03. Further Assurances. Parent and Securityholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.04. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the delivery of written notice of termination by the Securityholder to Parent, following any amendment to the Merger Agreement effected without the prior written consent of the Securityholder which would reduce or change the form of the Merger Consideration; provided, however, that for the avoidance of doubt, this clause (iii) shall not apply to any increase in the Merger Consideration or to any reduction of the Merger Consideration pursuant to Section 2.02(k) of the Merger Agreement.

Section 5.05. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.06. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any Affiliate of Parent. Any assignment in violation of the foregoing shall be null and void.

Section 5.07. Governing Law. This Agreement shall be governed by and construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 5.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 5.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective as between Parent and a Securityholder when each of Parent and such Securityholder shall have received counterparts hereof signed by the other; provided, however, that notwithstanding the foregoing, under no circumstances shall this Agreement be deemed to have become effective prior to 4:00 pm, Eastern time, on the date hereof. Until and unless Parent and Securityholder has received a counterpart hereof signed by the other, this Agreement shall have no effect and as between Parent and such Securityholder, neither shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.11. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.12. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

Section 5.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Section 5.14. Options. Notwithstanding any provision of this Agreement, no Securityholder shall be required by the terms of this Agreement to exercise his, her or its options to purchase Shares.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

EQUINIX, INC.

By:	/s/ Steve Smith
	Name:	Steve Smith
	Title:	CEO and President

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Charles Browning
	Name:	Charles Browning
	Title:	Senior Vice President of Operations

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Kathleen Earley
	Name:	Kathleen Earley

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ George Kelly
	Name:	George Kelly

By:	/s/ Linda A. Kelly
	Name:	Linda A. Kelly

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ William Luby
	Name:	William Luby
	Title:	Chairperson of the Board of Directors

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Ali Marashi
	Name:	Ali Marashi
	Title:	Vice President of Engineering and Chief Information Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Arthur Matin
	Name:	Arthur Matin

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Clayton Mynard
	Name:	Clayton Mynard
	Title:	Vice President, General Counsel and Secretary

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Keith Olsen
	Name:	Keith Olsen
	Title:	Chief Executive Officer and President

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ George Pollock, Jr.
	Name:	George Pollock, Jr.
	Title:	Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ William Roach
	Name:	William Roach
	Title:	Senior Vice President of Sales

By:
	Name:	Roach

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Ernest Sampera
	Name:	Ernest Sampera
	Title:	Senior Vice President of Marketing and Chief Marketing Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ G. Michael Sievert
	Name:	G. Michael Sievert

By:	/s/ Suzanne Sievert
	Name:	Suzanne Sievert

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Michael Sileck
	Name:	Michael Sileck

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ M. Alex White
	Name:	M. Alex White
	Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CAPSTREET II, L.P.
By: CapStreet GP II, L.P., its general partner By: The CapStreet Group, LLC, its general partner

By:	/s/ Katherine L. Kohlmeyer
	Name:	Katherine L. Kohlmeyer,
	Title:	Chief Financial Officer

CAPSTREET GP II, L.P. By: The CapStreet Group, LLC, its general partner

By:	/s/ Katherine L. Kohlmeyer
Katherine L. Kohlmeyer,
Chief Financial Officer

THE CAPSTREET GROUP, LLC

By:	/s/ Katherine L. Kohlmeyer
Katherine L. Kohlmeyer,
Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CEA CAPITAL PARTNERS USA, L.P. By: Seaport Capital, LLC its authorized representative

By:	/s/ Howard M. Kaufman
	Name:	Howard M. Kaufman
	Title:	Chief Financial Officer

CEA CAPITAL PARTNERS USA CI, L.P. By: Seaport Capital, LLC its authorized representative

By:	/s/ Howard M. Kaufman
	Name:	Howard M. Kaufman
	Title:	Chief Financial Officer

SEAPORT CAPITAL PARTNERS II, L.P. By: Seaport Capital, LLC its authorized representative

By:	/s/ Howard M. Kaufman
	Name:	Howard M. Kaufman
	Title:	Chief Financial Officer

Schedule A

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Total
Keith Olsen(1)	722,628	2.1%
William Luby(2)(3)	5,456,612	15.7%
George Pollock, Jr.(4)	210,963	*
Ernest Sampera(5)	162,251	*
William Roach(6)	292,992	*
Charles Browning(7)	114,791	*
Ali Marashi(8)	63,166	*
Clay Mynard(9)	45,438	*
Kathleen Earley(10)	62,056	*
George Kelly(2)(11)	6,838,631	19.7%
Arthur Matin(12)	72,056	*
G. Michael Sievert(13)	16,250	*
Michael Sileck(13)	21,250	*
M. Alex White(14)	37,500	*
All directors and executive officers as a group (14 persons)	14,116,584	39.4%
The CapStreet Group(11)	6,822,035	19.6%
Seaport Capital(3)	5,441,612	15.6%
Columbia Wanger Asset Management, L.P.(15)(16)	4,878,800	14.0%

*	less than 1%
(1)	Includes 462,603 options that are exercisable within 60 days of October 21, 2009.
(2)	Includes 15,000 options that are exercisable within 60 days of October 21, 2009.
(3)	The shares beneficially owned by “Seaport Capital” include 3,218,627 shares (9.3%) owned of record by Seaport Capital Partners II, L.P. (“Seaport Partners”), 68,232 shares (0.2%) owned of record by Seaport Investments, LLC (“Seaport Investments”), 1,646,745 shares (4.7%) owned of record by CEA Capital Partners USA, LP (“CEA”) and 508,008 shares (1.5%) owned of record by CEA Capital Partners USA CI, LP (“CEA CI”). The general partner of Seaport Partners is CEA Investment Partners II, LLC. CEA Investment Partners II, LLC is controlled by Seaport Associates, LLC, which is controlled by William Luby and James Collis. Seaport Investments is controlled by Mr. Luby and Mr. Collis. CEA and CEA CI are each controlled by CEA Investment Partners, L.P. which is controlled by CEA Capital Corp. CEA Capital Corp. is controlled by J. Patrick Michaels, Jr. Mr. Luby, Mr. Collis and Mr. Michaels each disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein. Each entity has an address of c/o Seaport Capital, 199 Water Street, 20th Floor, New York, NY 10038.
(4)	Includes 43,451 options that are exercisable within 60 days of October 21, 2009.
(5)	Includes 147,018 options that are exercisable within 60 days of October 21, 2009.
(6)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(7)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(8)	Includes 45,833 options that are exercisable within 60 days of October 21, 2009.
(9)	Includes 18,333 options that are exercisable within 60 days of October 21, 2009.
(10)	Includes 62,056 options that are exercisable within 60 days of October 21, 2009.
(11)

The shares beneficially owned by “The CapStreet Group” include 4,814,563 shares (13.8%) owned of record by CapStreet II, L.P. (“CapStreet II”), 589,409 shares (1.7%) owned of record by CapStreet Parallel II, L.P. (“CapStreet Parallel”), 1,417,649 shares (4.1%) owned of record by CapStreet Co-Investment II-A, L.P. (“CapStreet Co-Investment” and collectively with CapStreet Parallel, the “CapStreet Entities”) and 414 shares (less than 1%) owned of record by The CapStreet Group, LLC. The CapStreet Group, LLC, is (i) the general partner of CapStreet GP, II, L.P. which is the general partner of CapStreet II, and (ii) the general partner of each of the CapStreet Entities. Mr. Kelly, as Chairperson of The CapStreet Group, LLC, may be deemed to be the beneficial owner of these shares. Mr. Kelly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Each entity has an address of 600 Travis Street, Suite 6110, Houston, Texas 77002.
(12)	Includes 72,056 options that are exercisable within 60 days of October 21, 2009.
(13)	Includes 16,250 options that are exercisable within 60 days of October 21, 2009.
(14)	Includes 27,500 options that are exercisable within 60 days of October 21, 2009.
(15)	The amount shown and the following information is derived from a Schedule 13F filed by Columbia Wanger Asset Management, L.P. (“Columbia”), reporting beneficial ownership as of June 30, 2009. According to the Schedule 13G, Columbia has sole voting power over 4,566,700 shares and sole dispositive power over 4,878,800 shares.
(16)	The address for this stockholder is 227 West Monroe Street, Suite 3000, Chicago, Illinois, 60606.

ANNEX C

October 21, 2009

Board of Directors

Switch & Data Facilities Company, Inc.

1715 North Westshore Boulevard

Suite 650

Tampa, FL 33607

Members of the Board

In connection with the proposed merger (the “Merger”) of Switch & Data Facilities Company, Inc. (the “Company”) with Equinix, Inc. (the “Bidder”), you have requested our opinion as to the fairness, from a financial point of view, to the shareholders, other than the Bidder, of the outstanding common stock, $0,0001 par value (the “Common Stock”) of the Company, (the “Shareholders”) pursuant and subject to the draft Agreement and Plan of Merger among the Company, Bidder and Eagle Merger Sub dated as of October 19, 2009 as modified by the e-mail of Bidder dated October 19, 2009 (the “Agreement”). Under and subject to the terms of the Agreement, the consideration to be offered by the Bidder in exchange for all the outstanding Common Stock of the Company will be 0.19409 shares of Bidder common stock, $0.001 par value, $19.06 in cash or a combination of Bidder common stock and cash.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft Agreement;

2.	reviewed the Company’s Annual Reports filed on Form 10-K for the years ended December 31, 2007 and December 31, 2008;

3.	reviewed the Company’s Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

4.	reviewed other Company financial and operating information requested from and/or provided by the Company;

5.	reviewed certain other publicly available information on the Company;

6.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry;

7.	reviewed the Bidder’s Annual Report filed on Form 10-K for the year ended December 31, 2008;

Raymond James & Associates, Inc.

Member New York Stock Exchange/SIPC

277 Park Avenue  —  Suite 410  —  New York, NY 10172

212-885-1801  —  212-885-1808 Fax

Board of Directors

Switch & Data Facilities Company, Inc.

October 21, 2009

8.	reviewed the Bidder’s Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009;

9.	reviewed other Bidder financial and operating information requested from and/or provided by the Bidder;

10.	reviewed certain other publicly available information on the Bidder; and

11.	discussed with members of the senior management of the Bidder certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry,

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, the Bidder or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Bidder. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver of any conditions thereof.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of October 20, 2009, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of Bidder stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Bidder at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the Shareholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger. In formulating our opinion, we have considered only what we understand to be the consideration to be received by the Shareholders as is described above, and we have not considered, and this opinion does not address, any other

Board of Directors

Switch & Data Facilities Company, Inc.

October 21, 2009

payments that may be made in connection to Company employees or other shareholders in connection with the Transaction.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, EBITDA, adjusted EBITDA, and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets. The delivery of this opinion was approved by our fairness opinion committee.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Bidder for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Board of Directors

Switch & Data Facilities Company, Inc.

October 21, 2009

Based upon and subject to the foregoing, it is our opinion that, as of October 21, 2009, the consideration to be received by the Shareholders of the Company pursuant to the draft Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX D

Text of Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13.;

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Exculpation and Indemnification. Section 145 of the DGCL authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act, as amended. Article VI of Equinix’s bylaws provides for mandatory indemnification of its directors and officers and those serving at Equinix’s request as directors, officers, employees or agents of other organizations to the maximum extent permitted by the DGCL. Equinix’s certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as directors to Equinix and its stockholders. This provision in the certificate of incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Equinix for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Equinix has entered into indemnification agreements with its officers and directors. The indemnification agreements provide the Equinix’s officers and directors with further indemnification to the maximum extent permitted by the DGCL. Equinix maintains liability insurance for its directors and officers.

Merger Agreement Provisions Relating to Switch and Data Directors and Officers. The Merger Agreement provides that for six years after the effective time of the merger and to the fullest extent permitted by law, Equinix will cause the surviving corporation to honor all rights to indemnification and advancement of expenses for acts or omissions prior to the effective time of the merger existing in favor of Switch and Data directors or officers as provided in Switch and Data’s organizational documents. The Merger Agreement also provides that, prior to the effective time of the merger, Equinix will purchase a six-year “tail” directors’ and officers’ liability insurance policy on terms and conditions no less favorable than Switch and Data’s existing directors’ and officers’ liability insurance. In the event that Equinix fails to purchase this “tail” policy, it will purchase comparable directors’ and officers’ liability insurance on a year-to-year basis for the six-year period following the effective time; provided that Equinix is not obligated to spend in any given year in excess of 250% of the premium paid by Switch and Data for its existing insurance in its last full fiscal year.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this registration statement.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Foster City, State of California, on December 21, 2009.

EQUINIX, INC.

By:	/s/ Stephen M. Smith
Name: Stephen M. Smith
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen M. Smith Stephen M. Smith	Chief Executive Officer and President (Principal Executive Officer) and Director	December 21, 2009

/s/ Keith D. Taylor Keith D. Taylor	Chief Financial Officer (Principal Financial and Accounting Officer)	December 21, 2009

* Steven T. Clontz	Director	December 21, 2009

* Steven P. Eng	Director	December 21, 2009

* Gary F. Hromadko	Director	December 21, 2009

* Scott G. Kriens	Director	December 21, 2009

* Irving F. Lyons, III	Director	December 21, 2009

* Christopher B. Paisley	Director	December 21, 2009

* Peter F. Van Camp	Executive Chairman of the Board	December 21, 2009

*	Stephen M. Smith hereby signs this Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact on December 21, 2009 pursuant to a power of attorney.

By:	/s/ Stephen M. Smith
Attorney-in-fact Dated: December 21, 2009

EXHIBIT INDEX

Exhibit Number	Description	Page

2(a)*	Agreement and Plan of Merger dated October 21, 2009, by and among Equinix, Inc., Switch & Data Facilities Company, Inc. and Sundance Acquisition Corporation (included as Annex A to this proxy statement/prospectus).

2(b)	Voting Agreement dated October 21, 2009, by and among Equinix, Inc. and certain directors, executive officers and significant stockholders of Switch & Data Facilities Company, Inc. (included as Annex B to this proxy statement/prospectus).

3(a)	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Registrant’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002).

3(b)	Amended and Restated Bylaws of Equinix, Inc. (incorporated by reference to Registrant’s Current Report on Form 8-K filed with the SEC on December 22, 2008).

4(a)	Form of Registrant’s Common Stock Certificate (incorporated by reference to Registrant’s Amendment No. 2 to Registration Statement on Form S-1/A (File No. 333-39752) filed with the SEC on August 9, 2000).

5	Opinion of Davis Polk & Wardwell LLP regarding the validity of the securities being registered.

8(a)	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. federal income tax consequences relating to the merger.

8(b)	Opinion of Holland & Knight LLP regarding certain U.S. federal income tax consequences relating to the merger.

21	Subsidiaries of Equinix, Inc. (incorporated by reference to the Registrant’s Annual Report on Form 10-Q for the fiscal quarter ended September 30, 2009).

23(a)	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Equinix, Inc.

23(b)	Consent of PricewaterhouseCoopers LLP, Independent Registered Certified Public Accounting Firm for Switch & Data Facilities Company, Inc.

23(c)	Consent of Davis Polk & Wardwell LLP (included in the opinion filed as Exhibit 5 to this Registration Statement).

23(d)	Consent of Davis Polk & Wardwell LLP (included in the opinion filed as Exhibit 8(a) to this Registration Statement).

23(e)	Consent of Holland & Knight LLP (included in the opinion filed as Exhibit 8(b) to this Registration Statement).

23(f)	Consent of Raymond James & Associates.

24**	Power of Attorney

99(a)	Election Form and Letter of Transmittal

*	Certain schedules have been omitted and Equinix, Inc. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.
**	Previously filed.